Tenke Mining Corp

Tenke Fungurume Feasibility Study Feb 2007

Technical Report

Katanga Province, DRC

April 2007

Tenke Fungurume Feasibility Study Feb 2007
Technical Report
Katanga Province, DRC

Disclaimer

This Technical Report (Report) has been prepared for Tenke Mining Corp by GRD Minproc Limited (GRD Minproc), based on assumptions as identified throughout the text and upon information and data supplied by others.

The Report is to be read in the context of the methodology, procedures and techniques used, GRD Minproc's assumptions, and the circumstances and constraints under which the Report was written. The Report is to be read as a whole, and sections or parts thereof should therefore not be read or relied upon out of context.

GRD Minproc has, in preparing the Report, followed methodology and procedures, and exercised due care consistent with the intended level of accuracy, using its professional judgment and reasonable care. However, no warranty should be implied as to the accuracy of estimates or other values and all estimates and other values are only valid as at the date of the Report and will vary thereafter.

Parts of the Report have been prepared or arranged by Tenke Mining Corp or third party contributors, as detailed in the document. While the contents of those parts have been generally reviewed by GRD Minproc for inclusion into the Report, they have not been fully audited or sought to be verified by GRD Minproc. GRD Minproc is not in a position to, and does not, verify the accuracy or completeness of, or adopt as its own, the information and data supplied by others and disclaims all liability, damages or loss with respect to such information and data.

In respect of all parts of the Report, whether or not prepared by GRD Minproc, no express or implied representation or warranty is made by GRD Minproc or by any person acting for and/or on behalf of GRD Minproc to any third party that the contents of the Report are verified, accurate, suitably qualified, reasonable or free from errors, omissions or other defects of any kind or nature. Third parties who rely upon the Report do so at their own risk and GRD Minproc disclaims all liability, damages or loss with respect to such reliance.

GRD Minproc disclaims any liability, damage and loss to Tenke Mining Corp and to third parties in respect of the publication, reference, quoting or distribution of the Report or any of its contents to and reliance thereon by any third party.

This disclaimer must accompany every copy of this Report, which is an integral document and must be read in its entirety.

Tenke Fungurume Feasibility Study Feb 2007
Technical Report
Katanga Province, DRC

Title Page

Project Name:

Tenke Fungurume Mining Project

Title:

Tenke Fungurume Feasibility Study Feb 2007 Technical Report

Location:

Katanga Province Democratic Republic Congo

Effective Date of Technical Report:

12 April 2007

Qualified Persons:

  Peter Joseph Nofal, BSc (Eng), FAusIMM (No. 207660), employed by GRD Minproc Limited as Manager Studies was responsible for the overall preparation of the report and in particular the infrastructure, metallurgical development, plant design and capital and operating cost estimates.

  John Nilsson P.Eng. President of Nilsson Mine Services Ltd, was responsible for preparation of portions of Section 3 through 17 and Sections 19 through 26 of the report and a review of the resource estimation and mine planning procedures.

  Robert Michael Raine, M.Sc., Professional Biologist in the Province of Alberta, employed as Principal, Golder Associates Limited was responsible for the preparation of the environmental sections of the report

  Dave Walker BSc (Hons), Pr SciNat (No. 400123/93), employed as Principal and Manager Studies, Golder Associates Africa (Pty) Ltd was responsible for the preparation of the tailings geotech and water sections of the report.

Tenke Fungurume Feasibility Study Feb 2007
Technical Report
Katanga Province, DRC

Table of Contents

Disclaimer
Title Page

1	SUMMARY	1
1.1	THE TENKE MINING FUNGURUME PROJECT	1
1.2	GEOLOGY AND MINERALIZATION	3
1.3	MINERAL RESOURCES AND MINERAL RESERVES	3
1.4	CONCLUSIONS AND RECOMMENDATIONS	4

2	INTRODUCTION	6
2.1	SOURCES OF INFORMATION AND STUDY PARTICIPANTS	6
2.2	PERSONAL SITE INSPECTIONS	7

3	RELIANCE ON OTHER EXPERTS	8

4	PROPERTY DESCRIPTION AND LOCATION	9
4.1	LOCATION AREA AND BOUNDARIES	9
4.2	TENURE, TITLES ENCUMBRANCES	9
4.3	PERMITTING REQUIREMENTS	11

5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	12
5.1	TOPOGRAPHY, ELEVATION AND VEGETATION	12
5.2	ACCESS TO THE PROPERTY	12
5.3	PROXIMITY TO LOCAL POPULATION CENTRES	14
5.4	SITE CLIMATIC CONDITIONS	15
5.5	SUFFICIENCY OF SURFACE RIGHTS	15
5.6	AVAILABILITY AND SOURCES OF POWER	16
5.7	AVAILABILITY AND SOURCES OF WATER	17
5.8	AVAILABILITY OF MINING PERSONNEL	17
5.9	AVAILABILITY OF TAILINGS SITES	18
5.10	MANAGEMENT OF WASTE	18
5.11	PROCESSING PLANT AND LOCATION	18

6	HISTORY	19

7	GEOLOGICAL SETTING	21
7.1	STRATIGRAPHIC COLUMN	23
	7.1.1 RAT Lilas – Roches Argilo-Talqueses	23
	7.1.2 RAT Grises – Roches Argilo-Talqueses	24
	7.1.3 D Strat – Dolomies Stratifiees	24
	7.1.4 RSF – Roches Siliceuses Feuilletees	25
	7.1.5 RSC – Roches Siliceuses Cellulaires	26
	7.1.6 SD – Shales Dolomitiques	27
	7.1.7 BOMZ – Black Ore Mineralized Zone	27

Tenke Fungurume Feasibility Study Feb 2007
Technical Report
Katanga Province, DRC

	7.1.8 CMN - Calcaire a Mineral Noire	27
	7.1.9 Dipeta	27
7.2	STRUCTURE	29
	7.2.1 Major	30
	7.2.2 Minor	30

8	DEPOSIT TYPES	31
8.1	GENESIS	31
8.2	DEFORMATION	31
8.3	MINERALIZATION	32
8.4	AGE	32

9	MINERALIZATION	34
9.1	OXIDE ZONE	35
9.2	MIXED ZONE	35
9.3	SULFIDE ZONE	36
9.4	GANGUE MINERALS	36

10	EXPLORATION	37
10.1	KWATEBALA	37
10.2	GOMA	38
10.3	FWAULU	38

11	DRILLING	39
11.1	GENERAL	39
11.2	TFM KWATEBALA	40
11.3	TFM DIPETA SYNCLINE	41
11.4	TFM TWIN DRILLING	41
11.5	PHELPS DODGE DRILLING 2006	41

12	SAMPLING METHOD AND APPROACH	43
12.1	GENERAL	43
12.2	TFM PROGRAM	44
	12.2.1 Core Handling	44

13	SAMPLE PREPARATION, ANALYSES AD SECURITY	46
13.1	GENERAL	46
13.2	SMTF STUDIES	46
	13.2.1 Laboratories	46
	13.2.2 Electrolytic Re-Assays	46
	13.2.3 Pulp Re-Assays	46
	13.2.4 Alfred H. Knight Re-Assays	47
13.3	TFM STUDIES	47
	13.3.1 Assay Procedures	47
	13.3.2 Assay Checks	47
	13.3.3 Assay Results	48
13.4	INDEPENDENT CHECK OF ORIGINAL DRILLCORE ASSAYS	48
13.5	PHELPS DODGE 2006	48

Tenke Fungurume Feasibility Study Feb 2007
Technical Report
Katanga Province, DRC

13.6	METALLURGICAL SAMPLING (PRE 2005)		49
	13.6.1	Kwatebala Adit Material	49
	13.6.2	Kwatebala Drill Core	50
	13.6.3	Fungurume	50
	13.6.4	Goma and Fwaulu	50
13.7	METALLURGICAL SAMPLING AND COLLECTION (POST 2005)		50
	13.7.1	Introduction	50
	13.7.2	Sample Representation	50
	13.7.3	Sample Sources	52

14.	DATA VERIFICATION		53
14.1	HISTORICAL DATABASE DEVELOPMENT		53
	14.1.1	Data Acquisition	53
	14.1.2	Data Input	53
	14.1.3	Data Checking	53
	14.1.4	Check Assays	54
14.2	KWATEBALA		54
14.3	FUNGURUME		56
	14.3.1	Conclusions	58
14.4	PHELPS DODGE DATABASE CONSTRUCTION		58
	14.4.1	General	58
	14.4.2	Data Validation	60
14.5	PHELPS DODGE QUALITY ASSURANCE/QUALITY CONTROL		62
	14.5.1	Review of Historic QA/QC	62
	14.5.2	PD Check Assays and Soluble Correction Factors	63
	14.5.3	Comparison of Data from Different Sampling Campaigns	64

15.	ADJACENT PROPERTIES		66
16.	MINERAL PROCESSING AND METALLURGICAL TESTING		67
16.1	METALLURGY AND FLOWSHEET DEVELOPMENT		67
16.2	INTEGRATED PILOTING ON KWATEBALA SAMPLES		68
16.3	SUMMARY OF METAL EXTRACTIONS		69

17.	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES		71
17.1	RESOURCE ESTIMATE		71
	17.1.1	Introduction	71
	17.1.2	Block Model Configuration	72
	17.1.3	Rock Type Models	73
	17.1.4	Ore Type Models	78
	17.1.5	Water Table Models	79
	17.1.6	Topography	79
	17.1.7	Density	80
	17.1.8	Assay Adjustment	81
	17.1.9	Assay Statistics	82
	17.1.10	Composites	84
	17.1.11	Variography	87
	17.1.12	Grade Estimation	88

Tenke Fungurume Feasibility Study Feb 2007
Technical Report
Katanga Province, DRC

	17.1.13	Recovery Estimation	91
	17.1.14	Gangue Acid Consumption	92
	17.1.15	Resource Classification	93
	17.1.16	Resource Summary	96
17.2	RESERVE ESTIMATE		101
	17.2.1	General	101

18.	OTHER RELEVANT DATA AND INFORMATION		102
19.	INTERPRETATION AND CONCLUSIONS		103
19.1	CONCLUSIONS		103

20.	RECOMMENDATIONS		104
21.	REFERENCES		105
22.	DATE AND SIGNATURE PAGES		106
23.	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT
	PROPERTIES AND PRODUCTION PROPERTIES		107
23.1	MINING OPERATIONS		107
	23.1.1	General	107
	23.1.2	General Design Criteria	114
	23.1.3	Pit Optimization	116
	23.1.4	Mine Design	123
	23.1.5	Pit Phases	123
	23.1.6	Reserves	123
	23.1.7	Mine Development and Schedule	123
	23.1.8	Mine Operations	125
23.2	PROCESSING OPERATIONS		134
	23.2.1	Grinding	135
	23.2.2	Leaching and Counter Current Decantation	135
	23.2.3	Neutralization	135
	23.2.4	Solution Extraction and Electrowinning	135
	23.2.5	Cobalt Recovery	136
	23.2.6	Cobalt Refinery	136
	23.2.7	Sulfuric Acid Plant and Steam Generation	137
	23.2.8	Utilities	137
23.3	AUXILIARY INFRASTRUCTURE		138
	23.3.1	Buildings	138
	23.3.2	Fire Protection	138
	23.3.3	Fencing	138
	23.3.4	Sewerage	138
	23.3.5	Fuel	138
	23.3.6	Mine Villages	139
	23.3.7	Airstrip	139
23.4	TAILINGS		140
23.5	SITE WIDE WATER BALANCE SUMMARY		142

Tenke Fungurume Feasibility Study Feb 2007
Technical Report
Katanga Province, DRC

23.6	RECOVERABILITY		143
23.7	MARKETS AND CONTRACTS		143
23.8	ENVIRONMENTAL CONSIDERATIONS		144
23.9	TAXES		145
23.10	CAPITAL COST ESTIMATE		145
	23.10.1	Project Capital Cost	145
	23.10.2	Mine Capital Cost	147
23.11	OPERATING COST ESTIMATE		149
	23.11.1	Project Operating Cost	149
	23.11.2	Mine Operating Cost	150
23.12	ECONOMIC ANALYSIS		154
	23.12.1	Financial Analysis and Sensitivities	154
	23.12.2	Sensitivity Analysis	156
23.13	PAYBACK		157
23.14	MINING LIFE		158
	23.14.1	Mine Life	158
	23.14.2	Exploration Potential	158

List of Tables

Table 1.1	Key Project Parameters - Economics	2
Table 2.1	Key Contributor/s for Study Sections	6
Table 6.1	History of Tenke Fungurume	19
Table 7.1	Regional Stratigraphy of DRC Cu-Co Deposits	28
Table 10.1	Kwatebala Sampling	37
Table 10.2	Goma District Sampling	38
Table 10.3	Fwaulu Sampling	38
Table 11.1	Summary of Drilling Programs	39
Table 11.2	TFM drilling at Kwatebala	40
Table 11.3	Twin Drilling Program	41
Table 13.1	Mine Plan – Annual Mill Feed Ore Zone Percentages	52
Table 14.1	Kwatebala Assays Originals vs Checks	55
Table 14.2	Fungurume Assays Original vs Checks	57
Table 16.1	Overall Copper and Cobalt Results – Campaign One	68
Table 16.2	Pilot Plant Extraction Results	70
Table 17.1	Kwatebala Block Model Limits	72
Table 17.2	Goma Block Model Limits	72
Table 17.3	Fwaulu Block Model Limits	73
Table 17.4	Density Measurements by Rock Type	81
Table 17.5	Kwatebala Grade Caps	82
Table 17.6	Kwatebala Assay Statistics	83
Table 17.7	Kwatebala Composite Statistics	85
Table 17.8	Goma Composite Statistics	86
Table 17.9	Fwaulu Composite Statistics	87
Table 17.10	Variogram Parameters	88

Tenke Fungurume Feasibility Study Feb 2007
Technical Report
Katanga Province, DRC

Table 17.11	Kwatebala Grade Interpolation Parameters	89
Table 17.12	Kwatebala Structural and Interpolation Zones	90
Table 17.13	GAC Assignments for Kwatebala	92
Table 17.14	Confidence Classification Criteria for Kwatebala	95
Table 17.15	Goma Classification Criteria for Goma	96
Table 17.16	Kwatebala - Undiluted Block Inventory	98
Table 17.17	Fwaulu – Undiluted Block Inventory	99
Table 17.18	Goma– Undiluted Block Inventory	100
Table 23.1	Mineable Reserves	107
Table 23.2	Recommended Wall Slopes	117
Table 23.3	Ultimate Pit Limit Parameters	120
Table 23.4	Pit Optimization Summary, Copper and Cobalt Valuation	121
Table 23.5	Mine Production Schedule 2009 to 2013	124
Table 23.6	Material Type as Mined by Fleet (tonnes x 000)	129
Table 23.7	Major Mine Equipment and Operational Parameters	130
Table 23.8	Dfs Capital Cost Estimate - Summarized By Process Area	146
Table 23.9	Major Equipment Capital Costs	147
Table 23.10	Initial Major Equipment Unit Requirements	148
Table 23.11	Initial Major Equipment Capital Cost	148
Table 23.12	Average Annual Operating Cost During First 10-Years	149
Table 23.13	Copper Price Cases* US$/lb	155
Table 23.14	Cobalt Price Cases, US$/lb	155
Table 23.15	Financial Results – Unit Costs (for Base Case Copper and Cobalt prices)	155
Table 23.16	Copper Price Cases* US$/lb	156
Table 23.17	Cobalt Price Cases, US$/lb	156
Table 23.18	Metal Price Scenarios	157

Tenke Fungurume Feasibility Study Feb 2007
Technical Report
Katanga Province, DRC

List of Figures

Figure 1.1	Tenke Fungurume Location	1
Figure 5.1	Regional Map Showing Proposed Route from Zambia to Tenke	13
Figure 7.1	Regional Geology	22
Figure 7.2	Rat Sample from Kwatebala	24
Figure 7.3	RSF Sample from Kwatebala	25
Figure 7.4	Weather Resistant RSC on Ridge at Fungurume	26
Figure 8.1	Copper Clearing with Trenching and Caved Adits	33
Figure 9.1	Copper Cobalt Mineralization at Tenke - Goma South	34
Figure 13.1	Metallurgical Bulk Sampling	49
Figure 13.2	Location of Bulk Samples for Metallurgical Testing	51
Figure 17.1	Kwatebala Section 19,800 East	74
Figure 17.2	Kwatebala Section 21,100 East	75
Figure 17.3	Kwatebala Perspective View of Geology Model	76
Figure 17.4	2006 Density Measurements	80
Figure 23.1	General Arrangement	108
Figure 23.2	Kwatebala Pit Plan	110
Figure 23.3	Goma Pit Plan	112
Figure 23.4	Fwualu Pit Plan	113
Figure 23.5	Illegal Miner Pit	116
Figure 23.6	Kwatebala Section 21,195 East	122
Figure 23.7	Mine Production Schedule – 2009 to 2027	125
Figure 23.8	Kwatebala Ore Distribution 1475 Bench	127
Figure 23.9	Kwatebala Short Range Mine Plan 1,475 Bench	128
Figure 23.10	Continuous Miner – Bagdad Test Mining	131
Figure 23.11	Continuous Miner Vermeer Model T1255	132
Figure 23.12	Blasthole Drill	133
Figure 23.13	Copper Circuit and Cobalt Purification	134
Figure 23.14	Layout of TSF and RWDs After ~ 20 Months	140
Figure 23.15	Layout of TSF and RWD and End after 64 MT Tailings Deposition (23 years)	141
Figure 23.16	Mine Cost Model	150
Figure 23.17	Mine Operating Cost by Activity	153
Figure 23.18	Mining Cost Distribution by Cost Center	153
Figure 23.19	Kwategala Exploration Drilling	158
Figure 23.20	Goma Exploration Drilling	159
Figure 23.21	Dipeta Exploration Targets	160
Figure 23.22	Greenfields Exploration Areas	161

Tenke Fungurume Feasibility Study Feb 2007
Technical Report
Katanga Province, DRC

1.

SUMMARY

1.1

THE TENKE MINING FUNGURUME PROJECT

The Tenke Fungurume copper-cobalt deposits comprise one of the world’s largest known copper-cobalt resources that may be developed into a large-scale, long-life mine with low unit costs. The several contiguous concessions contain extensive high-grade mineral resources that potentially exceed the present reserve estimate of 103 million metric tonnes with an average grade of 2.1% copper and 0.3% cobalt, as they still remain extensively under-explored. The deposits are located within two concessions totaling 1,437 km2 in Katanga Province, the Democratic Republic of Congo (DRC), at approximately latitude 10°S and longitude 26°E and are made up of oxide, mixed oxide/sulfide and sulfide zones. They are located 175 km northwest of Lubumbashi, the provincial capital and administrative center and second largest city of the country.

Figure 1.1
Tenke Fungurume Location

Tenke Fungurume Mining S.A.R.L. ("TFM") was established in December 1996 under the DRC Companies Act and formed for the purpose of developing the deposits of copper, cobalt and associated minerals under mining concession nº 1981 and mining concession nº 1992 granted to TFM in 1996 at Tenke and Fungurume. Currently, TFM’s shareholders are the state-owned Congolese company, La Générale des Carrières et des Mines ("Gécamines"), which owns 17.5% of TFM and Lundin Holdings Ltd. ("LHL"), a Bermuda company, which owns 82.5% of TFM.

Phelps Dodge Corporation (PDC) indirectly holds a 70% interest in LHL and is accordingly the majority shareholder in TFM and will be the operator. Tenke Mining Corp. owns the remaining 30% interest in LHL representing a 24.8% share in TFM.

1 Renumbered nº 123 by the Cadastre Minier Certificat d’Exploitation nº CAMI/CE/940/2004 dated November 3, 2004; pending division, renewal and renumbering by the Ministère des Mines.

2 Renumbered nº 159 by the Cadastre Minier Certificat d’Exploitation nº CAMI/CE/941/2004 dated November 3, 2004; subsequently divided and renumbered nº 159, nº 4728 and nº 4729 by the Ministère des Mines through Ministerial Decree dated July 7, 2006.

Tenke Fungurume Feasibility Study Feb 2007
Technical Report
Katanga Province, DRC

The Tenke Fungurume Project includes the development of mining, processing and general infrastructure on the Tenke Fungurume concession. Copper and cobalt will be recovered from the Kwatebala, Goma and Fwaulu orebodies. The project life is 41 years. The project scope includes the development of the following areas as required to produce 115,000 tpa Grade A copper cathode, 8,000 tpa high-grade electrowon cobalt and 2,000 tpa of cobalt as hydroxide intermediate:

  Mining – development of infrastructure required to access and mine the Kwatebala, Goma and Fwaulu orebodies
  Processing – development of a processing plant and associated infrastructure to produce the specified metal quantities from blended ore sourced from Kwatebala, Goma and Fwaulu orebodies
  Infrastructure – development and upgrade of supporting infrastructure including power, roads, water, sewer and accommodation required for the mining and processing operations
  Tailings – development of a zero discharge concept facility capable of storing life-of-mine tailings, residue and water from the plant, mine and waste rock area
  Environmental – ensure the construction and operations meet appropriate international environmental standards
  Social – implementation of social programs as required for the project development including resettlement and community development activities

Key Project Parameters as identified by the Study are indicated in Table 1.1.

Table 1.1 Key Project Parameters - Economics
DESCRIPTION	PARAMETER	COMMENT
Project life	41 years	Mining 19 yrs, stockpile 22 yrs
Project copper production	4,526 M lbs	Total LOM
Project cobalt production	579 M lbs	Total LOM
Cost per tonne mined (primary)	$1.76/dmt	10-year average
Total processing cost per tonne ore	$29.61/dmt	10-year average
Full cost per pound copper	23.6¢/lb	10-year average
Project start date	September 2006	Early engineering start
Cu production date –target	December 2008	Full production
Co production date– target	March 2009	Full production
Total number employees	1,018	All shifts, total complement
Total project capital cost	US$605 M	Capex 15% (excl. escalation; ±30% cobalt refinery only)

The Tenke Fungurume Project is currently in a development phase. Detailed engineering is in progress and early construction activities such as site clearing have commenced. Environmental permitting is in progress.

Tenke Fungurume Feasibility Study Feb 2007
Technical Report
Katanga Province, DRC

1.2

GEOLOGY AND MINERALIZATION

The Tenke-Fungurume deposits are sedimentary copper deposits located in the Lufilian arc, an 800 km fold belt formed between the Angolan Plate to the southeast and Congo Plate to the northwest during the late Neoproterozic approximately 650 to 600 million years before present (Ma). The arc trends north-easterly from about the shared boundary between Angola, the Democratic Republic of the Congo (DRC), and Zambia to about Kolwezi, then turns east to about Likasi, and finally south-easterly to Ndola and the Roan Antelope deposits of Zambia. The Central African Copperbelt lies within the Arc and contains the world’s largest resources of cobalt and is one of the most significant copper-bearing regions of the world.

Copper mineralization at Tenke-Fungurume is stratabound and generally restricted to two horizons with an intervening that is more sporadically mineralized. The upper mineralized stratigraphic unit at Tenke-Fungurume is identified as SDB (Schistes Dolomitiques de Base-dolomitic shale), the middle, intervening unit RSC (Roches Siliceuses Cellulaires-silicified dolomite) and the lower unit RSF (Roches Siliceuses Feuilletees-laminated dolomitic shale). The mineralized units are between 5 m and 15 m thick and the intervening RSC is typically 20 m. Copper mineralization is known to continue into the RAT below the RSF and into the RSC from the SDB above and RSF below. Drilling and evaluation by TFM (1998) has indicated that the RSC has potential to produce cobalt ore. Oxidation has resulted in widespread alteration producing malachite (Cu2CO3(OH)2), pseudomalachite (Cu5(PO4)2(OH)4), chrysocolla (hydrated copper silicate) and heterogenite (Co3+ O(OH)). Metamorphism is variable through the Arc, being highest grade in Zambia, and lower in the DRC with perhaps some very low-grade metamorphism indicated by the presence of talc.

Regional structure is dominated by folding and faulting of an allochthonous terrane with a relatively thin skin of sedimentary rocks thrust over younger rocks. Overturned stratigraphy and smaller thrust slivers are common as a result of regional compression. Also, the dissolution of evaporites primarily in the RAT Lilac and Dipeta Group have resulted in additional structural complications that result in large blocks of deformed pieces of the productive sedimentary package "floating" in a sea of RAT and Dipeta.

1.3

MINERAL RESOURCES AND MINERAL RESERVES

This report provides a summary of the resource and reserve estimates prepared by Phelps Dodge as part of the Tenke Fungurume Feasibility Study. A comprehensive geological model has been developed for Kwatebala where the majority of the ore will be derived in the early years of the project. Geology models have also been improved at Fwualu and Goma. The fundamental shift in modeling methodology has been from equivalent copper based grade zone limits in the historical models to geologically constrained models where metal grade interpolation is more restricted to lithologic units..

Phelps Dodge developed resource models using inverse distance weighting methods at Kwatebala and Fwaulu and Independent Mining Consultants (IMC) used kriging to develop a resource model at Goma.

Tenke Fungurume Feasibility Study Feb 2007
Technical Report
Katanga Province, DRC

Measured and Indicated mineral resources have been used to develop a mine plan and a production schedule as part of the feasibility study supporting a mineable reserve statement.

The open pit mineable reserves estimated for Tenke Fungurume are summarized in Table 1.2

Table 1.2 Reserves Summary
Kwatebala	t x 1000	TCu%	TCo%
Proven	21,096	2.177	0.301
Probable	58,719	1.675	0.349
Subtotal	79,815	1.807	0.336

Goma	t x 1000	TCu%	TCo%
Proven
Probable	17,100	2.921	0.210
Subtotal	17,100	2.921	0.210

Fwaulu	t x 1000	TCu%	TCo%
Proven	893	3.773	0.168
Probable	5,509	3.367	0.161
Subtotal	6,402	3.424	0.162

Totals	t x 1000	TCu%	TCo%
Proven	21,989	2.241	0.296
Probable	81,328	2.051	0.307
Subtotal	103,317	2.092	0.305

1.4

CONCLUSIONS AND RECOMMENDATIONS

The main conclusions arising from review of the resource and reserve estimates are as follows:

  Geological modeling and resource estimation has been done in a professional manner

  The resource classification criteria has been applied in clear and conservative manner

  The mine plan has been developed in a clear and logical manner. Pit limits, designs and development schedules support the operating and capital cost estimates included in the feasibility study.

  It is anticipated that ongoing exploration will increase the overall resources and upgrade classification of known resources. Currently established pit design limits will likely expand particularly at Goma.

Tenke Fungurume Feasibility Study Feb 2007
Technical Report
Katanga Province, DRC

The following recommendations are offered:

  The geological model at Kwatebala has provided an excellent basis for resource modeling. It is recommended that all other deposit be modeled to a similar level of detail as new drilling and other geological information becomes available.

  Grade interpolation methodology should be standardized between the various deposits on the Tenke Fungurume site

  Mine planning should be updated on an ongoing basis as new resource models are developed and updated

  Alternate processing options should be investigated for low grade material stockpiled for long periods of time. There may be opportunities to improve project economics.

  Katanga infrastructure including power, rail and road be further studied to ensure optimal access to the process site and optimal power provision.

Tenke Fungurume Feasibility Study Feb 2007
Technical Report
Katanga Province, DRC

2.

INTRODUCTION

Tenke Mining Corp. owns 24.8% of Tenke Fungurume Mining S.A.R.L. that is developing the Tenke and Fungurume deposits. This Technical Report has been prepared for Tenke Mining Corp. The Report has been prepared to provide a summary of scientific and technical information concerning mineral exploration and production activities with respect to the Tenke Fungurume Mining Project. The report is in accordance to the National Instrument 43-101 Standards of Disclosure for Mineral Projects and has been prepared for Tenke Mining Corp in compliance with its disclosure obligations according to Canadian regulatory requirements.

2.1

SOURCES OF INFORMATION AND STUDY PARTICIPANTS

This report is based extensively on the Tenke Fungurume Feasibility Study Feb 2007 and information is from that source unless specifically stated. GRD Minproc, using the reports and documentation as noted in the text, prepared this report. GRD Minproc is responsible for some parts of the report and reviewed the work by others for consistency and reasonableness. The main contributors to the Tenke Fungurume Feasibility Study Feb 2007 report and their associated roles and responsibilities are outlined in Table 2.1.

Table 2.1 Key Contributor/s for Study Sections		Responsibility
1.1	Project Overview and Summary	GRDM/PD
1.2	Project Development – Feasibility Study	GRDM
1.3	Geology and Resource Estimation	PD
1.4	Mining	PD
1.5	Metallurgy and Flowsheet Development	GRDM/PD
1.6	Process and Plant Description	GRDM
1.7	Infrastructure and Services	GRDM
1.8	Tailings Management	GOLDER
1.9	Geotechnical, Hydrology and Hydrogeology	GOLDER
1.10	Human Resources	GRDM/PD
1.11	Environmental and Social Assessment	GOLDER
1.12	General and Administration	GRDM/PD
1.13	Transport and Logistics	GRDM
1.14	Implementation Plan and Schedule	GRDM/PD
1.15	Capital Cost Estimate	GRDM/PD
1.16	Operating Cost Estimate	GRDM/PD
1.17	Economic Evaluation	PD
1.18	Market Analysis and Product Pricing	PD
1.19	Risk Assessment	GRDM/PD
1.20	Mineral Rights and Legal Regime	PD

Tenke Fungurume Feasibility Study Feb 2007
Technical Report
Katanga Province, DRC

Notes:
GRDM      – GRD Minproc
PD             – Phelps Dodge
Golder      – Golder Associates

2.2

PERSONAL SITE INSPECTIONS

All qualified personnel have been to the Tenke Fungurume property

  J Nilsson inspected the property February 16 to February 18 2006.

  P Nofal visited the property in October 2004 for a period of 2 days.

  M. Rainer visited the property in 2004, 2005 and 2006

  D. Walker visited the property on numerous occasions.

Tenke Fungurume Feasibility Study Feb 2007
Technical Report
Katanga Province, DRC

3.

RELIANCE ON OTHER EXPERTS

The authors of this report state that they are qualified persons for those areas as identified in the appropriate "Certificate of Qualified Person" attached to this report. The authors have relied upon, and believe there is a reasonable basis for this reliance, the following experts and reports, who/which have contributed information regarding legal, land tenure, corporate structure, permitting, environmental and other issues in portions of this Technical Report in the Sections as noted below.

A comprehensive financial model has been prepared by Phelps Dodge based on the mine plan, metallurgical recoveries, capital and operating costs contained in the Feasibility Study. Minproc has not reviewed the Phelps Dodge model. Financial model results have been reviewed by Paul Conibear, P.Eng, and President of Tenke Mining Corp., who is an appropriately qualified person as defined by National Instrument 43-101.

All information relating to Mineral Rights and Legal Regime, Market Analysis and Product Pricing and Corporate Structures are as as supplied by Phelps Dodge in the Feasibility Study.

Tenke Fungurume Feasibility Study Feb 2007
Technical Report
Katanga Province, DRC

4.

PROPERTY DESCRIPTION AND LOCATION

4.1

LOCATION AREA AND BOUNDARIES

The Tenke Fungurume property comprises two concessions totaling 1,437 km2 in the Katanga Province of the Democratic Republic of Congo (DRC), The Tenke Fungurume Project is located approximately 175 km northwest of Lubumbashi, Katanga Province, and 150 km due north of the border with Zambia.

The exact location of the site is:

  Latitude 10o 34’ south of the equator

  Longitude 26o 11’ east of the Greenwich Meridian

The property boundaries were located consistent with the New Mining Code procedures and the boundary identification and filing system of the new Ministry of Mines Cadastre system, including identification and approval of refined boundaries set by GPS and physical monuments.

4.2

TENURE, TITLES ENCUMBRANCES

Tenke Fungurume Mining S.A.R.L. ("TFM") has the right to develop the deposits of copper, cobalt and associated minerals under mining concession no. 1983 and mining concession no. 1994 at Tenke and Fungurume, respectively, in the Katanga Province of the DRC.

The mining concessions were granted to TFM in 1996 pursuant to DRC mining law under a mining convention dated November 30, 1996 ("Original Convention") by and among Lundin Holdings Ltd. (a Bermudan company, which owns 82.5% of TFM) ("LHL"), the DRC and La Générale des Carrières et des Mines (which owns 17.5% of TFM) ("Gécamines"). The mining rights were later amended and restated in an amended and restated mining convention dated September 28, 2005 ("ARMC").

When the TFM investment project was agreed to in 1996, the applicable legislation governing the mining industry in the DRC was Ordinance-Law No. 81-013 dated April 2, 1981, enacting the general legislation on mines and hydrocarbons ("Mining Law"). The TFM investment project also was subject to the Ordinance-Law No. 86-028 dated April 5, 1986, ("Investments Code"), establishing criteria for the eligibility to the conventional system under the Mining Law.

3 Renumbered no. 123 by the Cadastre Minier Certificat d’Exploitation no. CAMI/CE/940/2004 dated 3 November 2004; pending division, renewal and renumbering by the Ministère des Mines.

4 Renumbered no. 159 by the Cadastre Minier Certificat d’Exploitation no. CAMI/CE/941/2004 dated 3 November 2004; subsequently divided and renumbered no. 159, no. 4728 and no. 4729 by the Ministère des Mines through Ministerial Decree dated 7 July 2006.

Tenke Fungurume Feasibility Study Feb 2007
Technical Report
Katanga Province, DRC

Under the Mining Law, large-scale mining is conducted pursuant to the granting of a mining concession, which grants an exclusive right to conduct all operations regarding prospecting, research and exploitation of the mineral substances within the delimited perimeter of the concession, without limit as to depth. The mining concession entitles its holder to proceed with all operations of concentration (milling), metallurgical and chemical treatment and transformation.

Under the Mining Law, a mining concession is granted for a term of 20 years and is renewable once or twice for successive 10-year terms. Thereafter, the mining concession holder may seek to obtain a new concession. The renewal is automatic, provided the concession holder justifies a real activity, presents an exploitation program deemed sufficient by the Service of Mines and duly preformed its legal duties during the prior concession period. TFM’s right for renewal of its mining concessions is further secured by the ARMC, under which the DRC agreed to renew as of right TFM’s mining concessions provided the property remains exploitable.

The Government of the Republic of Zaire and Gécamines entered into the Original Convention with LHL pursuant to the Mining Law on November 30, 1996. The Original Convention was further supported by the Investments Code, satisfying the criteria of an investment of major interest to the economic and social development of the DRC. The Original Convention governed the acquisition and operation by TFM of the deposits of copper, cobalt and other minerals under mining concessions no. 198 and mining concession no. 199 located in Tenke and Fungurume in the Katanga Province and further granted to TFM inter alia, a certain number of tax, customs and other advantages and incentives.

On July 11, 2002, the DRC established a new mining code for mining rights under Law No. 007/2002 ("New Mining Code"). The New Mining Code provided an exception from the application of the New Mining Code for mining conventions which were already duly signed and approved, hence TFM opted to remain under the Original Convention and the Mining Law. The effect is that the Original Convention (and the ARMC as described below) will continue to be governed by the Mining Law, however it was agreed to adopt the fiscal terms of the New Mining Code (taxes, duties and royalties) so that TFM developed the project providing fiscal benefits to the DRC in concert with fiscal principles included in the new World Bank sponsored code. It was also agreed to apply applicable provisions of the New Mining Code to the Project concerning validation and conformation of the mining concessions granted to TFM in the Original Convention.

After discussions with the DRC and Gécamines, the Original Convention was renegotiated between TFM and the DRC resulting in the ARMC dated September 28, 2005, effective since October 27, 2005. The ARMC amends and restates the Original Convention and is governed by the Mining Law. It sets out the contractual framework for the operation of the Project, the holding of the mining rights, the tax, customs and para-fiscal regimes, the financial and exchange system, the personnel and social investments and the environmental protection regime.

Pursuant to a stability of legislation clause in the ARMC, the rights and obligations of the parties unrelated to the statutory mining regime are primarily governed by the general laws of the DRC in force on November 30, 1996, the date of the Original Convention. The ARMC remains valid so long as the property in the concessions is exploitable.

Tenke Fungurume Feasibility Study Feb 2007
Technical Report
Katanga Province, DRC

Originally, mining concessions no. 198 and no. 199 belonged to Gécamines. In 1996, pursuant to the Original Convention, these concessions were transferred to TFM in exchange for a transfer bonus payment. At that time, TFM paid Gécamines US$50 million of the transfer bonus payment. Pursuant to the ARMC, TFM will pay Gécamines an additional US$50 million according to the passage of certain milestones. Upon the entry into force of the ARMC, TFM paid Gécamines US$15 million leaving US$35 million due according to the milestone schedule. Pursuant to the Original Convention and as restated in the ARMC, TFM enjoys all rights and privileges with respect to mining activity in mining concessions no. 198 and no. 199, as renumbered.

As the Tenke Fungurume mineral concessions have never been the subject of commercial mineral exploration, there are no known environmental liabilities for this green-fields project.

4.3

PERMITTING REQUIREMENTS

The development and operation of the project will be subject to a number of laws, regulations, standards and international best practice frameworks dealing with the protection of public health, public safety and the environment. Permits and authorizations are required, such as the construction of the four villages in a new location within the lining concession; wood felling; mine establishments; and mine operations including use of water resources, water discharge and electrical infrastructure improvements. Details of the permits are outlined in section 23.9

In addition, TFM will augment these applicable performance standards (legally required) with a number of reference guidelines (not legally required), intended to assure that the project environmental performance meets or exceeds the expectations of the United States, DRC and international stakeholders. Environmental and social action plans have been developed as part of an overall Environmental and Social Impact Assessment (ESIA) to guide compliance with these applicable standards and reference guidelines. The applicable standards are those embodied in the Equator Principles, those set forth in the Amended and Restated Mining Convention (ARMC) and those elaborated in a number of applicable DRC laws. The reference guidelines chosen for the project are USEPA environmental standards, standards of the World Health Organization and standards contained in the 2002 DRC Mining Law (including its 2003 Regulations). Under the terms of the Project’s ARMC, TFM is not legally subject to the environmental and social provisions of the 2002 Mining Law. However, reference will be made to the environmental and social standards contained within the law and the project has been designed to achieve general conformance with the standards.

Additionally, the DRC is a signatory to international treaties. The ones potentially applicable to the Project include the United Nations Framework Convention on Climate Change ("UNFCCC") and the Kyoto Protocol, Convention on Biological Diversity ("CBD"), Convention on the International Trade of Endangered Species of Wild Flora and Fauna ("CITES"), Treaty on the Central African Forests Commission ("COMIFAC Treaty") and The Convention on Wetlands of International Importance especially as Waterfowl Habitat ("Ramsar Wetlands Convention"). These treaties and their requirements were considered in the ESIA.

Tenke Fungurume Feasibility Study Feb 2007
Technical Report
Katanga Province, DRC

5.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1

TOPOGRAPHY, ELEVATION AND VEGETATION

The dominant landform in the area of the proposed facilities at Kwatebala is the Dipeta Syncline. This formation forms an east-west trending valley approximately 15 km long and 3 km wide. The Dipeta River runs along the valley bottom while the Kwatebala, Goma and Fwaulu orebodies lie on the northwestern crest of this valley. The orebodies presently form hills and ridges rising to elevations of about 1,500 m above sea level and up to 170 m above adjacent valleys. The plant site elevation is 1,200 m above sea level. Hillside slopes are generally steep, while valley bottoms are relatively flat. Valley bottoms and gentler slopes generally are farmed by hand or with oxen. The ore deposits lie on a surface water divide, with waters to the north flowing into the Mofya River and waters to the south flowing into the Dipeta River. These rivers are perennial and are used extensively by the local population for all domestic uses.

The project region is within the miombo woodland belt of central Africa. The flora of the LSA is dominated by an agricultural mosaic of croplands and fallow fields. The second most common vegetation type is miombo woodland. The third most common type of vegetation is degraded miombo woodland (miombo woodland that has been impacted by agricultural clearing activity). Copper-cobalt vegetation types occupy less than five percent of the LSA.

Of all vegetation types, the miombo woodland had the greatest species diversity found. There are floral similarities between this vegetation type, the degraded miombo woodland and agricultural mosaic because much of the landscape, if left undisturbed, would be the miombo type. Remnant plants from miombo woodland still exist in the other two vegetation types. Miombo woodland is under pressure from human activities. Clearing for agricultural purposes, charcoal and fuel wood collection, urbanization, infrastructure and industrial development are all reducing the size of the miombo woodland community.

5.2

ACCESS TO THE PROPERTY

Tenke and Fungurume are located in the DRC, approximately 175 km northwest of Lubumbashi. Infrastructure within Katanga Province is generally in a poor state of repair. There are no viable port facilities in the DRC. Port facilities are available in The Republic of South Africa (RSA), Tanzania and Namibia. Access routes to ports are via Zambia, Botswana or Zimbabwe.

A road survey was commissioned, to assess the facilities and logistics for the transportation of goods and materials during construction and operations of the Tenke Fungurume Project. It was determined that whilst a usable road to Tenke exists, the route is not currently functional for project purposes and will require upgrading prior to construction and planning for an early start. Seasonal considerations, surface conditions, inadequate bridges and load clearances will all require more detailed assessment and action prior to commencement, particularly between Likasi and Tenke. A regional map showing the road from Kitwe (Zambia) to the border at Kasumbalesa, through to Lubumbashi, Likasi, Fungurume and Tenke is presented in Figure 5.1. The insert in the top right-hand corner shows the road from Kakanda to Fungurume and Tenke.

Tenke Fungurume Feasibility Study Feb 2007
Technical Report
Katanga Province, DRC

Figure 5.1
Regional Map Showing Proposed Route from Zambia to Tenke

Tenke Fungurume Feasibility Study Feb 2007
Technical Report
Katanga Province, DRC

The rail system in the Katanga province servicing Tenke and Fungurume is a single track, accommodating only two trains per week with speeds limited to 25 km per hour, due to lack of maintenance of the tracks, and is inadequate for projected project requirements. The cost of upgrading the DRC rail system is estimated to be US$100 million from the Kasumbalesa border to Tenke and Fungurume.

From the DRC/Zambian border at Kasumbalesa, apart from some rail limitations, the transport infrastructure of the transit countries is generally adequate and provides a number of options for construction and operational requirements.

Road distances from Tenke to points of transit or import/export are as follows:

  Ndola (Zambia – transit) 460 km

  Johannesburg (RSA – transit) 2,560 km

  Dar es Salaam (Tanzania – port) 2,490 km

  Walvis Bay (Namibia – port) 2,955 km

  Richards Bay (RSA – port) 3,000 km

  Durban (RSA – port) 3,160 km

5.3

PROXIMITY TO LOCAL POPULATION CENTRES

The mine site is located in a hilly region within the Kolwezi District, between the urban centers of Fungurume and Tenke. A total of 41 rural villages also fall within the TFM project’s LSA, including Mpala, Mitumbu, Mulumbu, Kiboko, Amoni, Mwela Mpande Gare, Kwatebala Gare and Lukotola. With a combined population of over 52,000, Tenke and Fungurume each serve as a primary transportation center and marketplace for the region. Between the urban centers of Tenke and Fungurume is a patchwork of farm fields, villages, forests and mineralized lands, which have undergone significant artisanal mining activities in the recent past.

Volumes of motorized traffic along roadways within the LSA are very low. For example, 2006 survey data indicated that about 30 motorized vehicles travel National Road Number 1 west of Fungurume each day during daylight hours. Bicycle and pedestrian traffic remain the primary modes of transportation and account for most road traffic. The general condition of roads in the LSA is poor and continues to hinder the movement of goods, supplies and people.

Tenke Fungurume Feasibility Study Feb 2007
Technical Report
Katanga Province, DRC

5.4

SITE CLIMATIC CONDITIONS

The DRC’s location in Africa, together with its undulating to high plateaus places it within the Köppen climatic classification of Cw, i.e. mild rainy, moist sub-tropical mid-latitude with dry winters.

Three seasons can be recognized. The climate is cool and dry between May and August, hot and dry between September and October, and rainy between November and April.

The average annual rainfall is approximately 1,150 mm.

The daily average relative humidity in the most humid month of January is 85%. The daily average in the least humid months between July and September is 55%.

Monthly average temperature

28°C (max); 20°C (min) – September
22°C (max); 13°C (min) – June

Extreme maximum temperature

36.2°C – September

Extreme minimum temperature

3.8°C – June

Maximum annual recorded rainfall 1,419 mm Average annual rainfall 1,161 mm Dry season May – October Wet season November – April Heaviest rains December/January/March

5.5

SUFFICIENCY OF SURFACE RIGHTS

The DRC Mining Code provides surface usage rights to the owner of mineral concessions which have reached the exploitation level. The considerable size of the Tenke Fungurume mineral concessions and ore bodies present ample opportunity for expansion in the future. Future expansion potential has been considered and the following areas have been designed to accommodate expansion on surface areas controlled by TFM: The permanent village has been designed on a modular basis for expansion purposes; the process plant layout allows for either incremental expansion or addition of complete unit operations; road and power corridors have adequate space for expansion and additional sites have been identified for tailings impoundment.

Current limitations to expansion include power generation and transmission within the Katanga province. The power network has been reviewed to quantify upgrade requirements and develop supply agreements. It is also recognized that transportation, logistics and support services will require upgrading in stages before significant expansion occurs.

Tenke Fungurume Feasibility Study Feb 2007
Technical Report
Katanga Province, DRC

5.6

AVAILABILITY AND SOURCES OF POWER

The power supply to the plant site will be provided via a 220 kV overhead line from the Fungurume substation to the switchyard at the plant site. The power distribution around the plant will be at 11 kV, 15 kV, 33 kV, 220 V, 380 V and 690 V as necessary for the operation of equipment. Power will also be supplied to the permanent village from the Fungurume substation via a separate 15 kV overhead line. This line will feed six kiosk modular substations for power distribution at 380 V and 220 V throughout the permanent village.

The Fungurume substation will be upgraded to provide a reliable power supply to TFM. TFM electrical load will be interconnected to the Fungurume substation in the Katanga grid, which is supplied by hydroelectric power. La Société Nationale d’Electricité (SNEL) is the state owned electric utility company serving the region and also exporting power to Zambia and South Africa (~235 MW). The Katanga grid receives 125 MW power from the Inga grid (1,800 MW installed generation capacity) through a DC link (500 MW inverter capacity). To satisfy the local load and the export to Zambia, the Katanga grid utilizes the following installed hydro-generation capacity (465 MW):

  Nseke: (4 X 65 MW – 3 operating); 120/220 kV step-up; installed in 1956

  Nzilo: (4 X 25 MW – 2 operating); 120 kV; installed in 1952

  Mwadingusha: (3 X 10 MW & 3 X 12 MW – 3 operating); installed in 1928 and one additional unit added in 1953

  Koni: (3 X 12 MW – 2 operating); installed in 1953

  Smaller hydroelectric generation is connected to the 120 kV subsystem

The Katanga grid has two subsystems: 220 kV (Kolwezi SCK) and 120 kV (Kolwezi R.O.). Kolwezi R.O. connects to the Nzilo generation (120 kV). Kolwezi SCK connects to the Inga DC link and Nseke 220 KV stepped up voltage. Kolwezi R.O and Kolwezi SCK are connected by 220/120 kV transformers. Fungurume substation is approximately 100 km from Kolwezi TFM will be connected to Fungurume with a new 220 kV transmission line (17 km) and will be stepped down to the TFM operating voltages. The local Tenke load is served by both the 120 kV line from Kolwezi R.O. and the 120 kV system stepped down from the three 220 kV transmission lines from Kolwezi SCK. The 120 kV local system is interrupted when the power is needed to support the export requirements.

TFM has secured four agreements with SNEL: a long-term purchased power agreement (PPA) to set the price TFM will pay for power, finance agreement to finance improvements to the power system infrastructure, a maintenance agreement to ensure system reliability and an administration agreement to implement the finance and maintenance agreements. Based on historical pricing for a favorable load with high load factor, it is assumed that TFM’s power cost will be approximately US3.0¢/kWh.

A comprehensive study of the Katanga power network has been conducted to better assess system improvements needed to serve TFM. The study was recently completed and an executive summary issued. This summary provides information for specific improvements that will be considered during the EPCM phase of the project.

Tenke Fungurume Feasibility Study Feb 2007
Technical Report
Katanga Province, DRC

5.7

AVAILABILITY AND SOURCES OF WATER

Exploration currently underway to prove the viability and feasibility of the supply requirement is nearing completion. The results of this exploration, as well as the regional geological and hydrogeological conditions, indicate that adequate water supply is available within a reasonable distance of the mine site and plant. It is suggested that appropriately spaced wells in three sub-catchments surrounding Kwatebala would sustain the required 100–150 l/s required by the mining and plant processes, with standby capacity. The three well-field areas in order of preference or convenience are near the plant site, south of Kwatebala and northwest of the TSF.

Additional process water requirements come from a combination of water from the TSF supernatant return water and run-off storm water collected from the waste rock stockpiles and plant site.

Potable water will be supplied to and reticulated throughout, the permanent village located north of Fungurume. The water for this application will be sourced from independent wells located at Fungurume.

5.8

AVAILABILITY OF MINING PERSONNEL

The population of the region is young, with 54% under 15 years of age. Households in the rural villages tend to be small, averaging less than five persons per household. The majority of the region’s residents belong to the Sanga ethnic group, the largest in the project area, along with the Luba, Ruund, Tshokwe, Bembe and Boyo peoples of the region. A local dialect of Swahili is the most common language spoken in the area. French is spoken and understood by only a small minority. Approximately 10% of the population has a salaried job, though not necessarily with regular pay. Employment typically consists of jobs in the civil service, education and health care systems. Almost 53% of people in rural villages and the urban centers of Tenke and Fungurume have never held a job. As a result, there are many job seekers in the area. Even those currently employed have expressed interest in working for TFM and consider themselves in search of work. While recent government reforms aimed at diversifying the agricultural and economic base of the country are underway, options for diversifying livelihoods remain limited.

The workforce at Tenke Fungurume will be sourced locally in the DRC and surrounding countries, with some technical and management positions being filled by expatriates. Initially, expatriate contractors will be required in addition to the key positions, both for commissioning and for training of the local workforce. As experience of the national workforce is increased with training programs in place, the number of expatriate employees will decrease.

Tenke Fungurume Feasibility Study Feb 2007
Technical Report
Katanga Province, DRC

5.9

AVAILABILITY OF TAILINGS SITES

Sites for the tailings, waste rock and domestic landfill have been identified (See Section 23.3). The tailing facility lies to the west of the process plant and north-west of the Kwatebala pit. Waste rock will be placed in several sites to both the north and south of the plant site.

5.10

MANAGEMENT OF WASTE

Management of wastes will include dedicated facilities for tailings, waste rock, and domestic, industrial and hazardous waste. (TFM is currently investigating use of a licensed hazardous waste company in South Africa – if this works, all hazardous waste will be transported off site). Objectives for waste management will be for:

  Waste reduction, recycling, reuse and composting, and on –site treatment, as applicable

  Safe storage of any waste produced. Storage of wastes will be conducted such that effects to the environment (air, surface water, groundwater) will be minimized

The tailings facility will be lined with an impermeable liner and virtually all tailings water will be recycled to the processing plant (liners are not 100% effective). Enhanced evaporation (water sprays) will be used as necessary to balance process water inventories, thereby minimizing the likelihood of process waters being discharged as a waste to the environment. Stormwater runoff from waste rock stockpiles, low grade ore stockpiles and from the plant site will also be collected and recycled to the processing plant. The storm water management system has been designed not to discharge waste rock runoff to receiving water bodies at a frequency of greater than once every ten years, on average.

Solid wastes will be classified and sorted according to their characteristics (recyclable, suitable for clean landfill, compostable, or hazardous). Non-hazardous and hazardous waste management landfills may be constructed for the project (see note above on removal of hazardous waste from site). The proposed lining for both landfills will consist of double lining systems with a leachate collection system above the primary liner and a leakage collection system between the primary and secondary liners. The leachate will be collected in a detention pond, then transported or pumped to the sewage treatment works or recycled to the processing plant, if possible.

A comprehensive monitoring program will be implemented to track waste volumes and types, assess surface and groundwater conditions upgradient and downgradient of each major facility, and assess the integrity of the leachate collection systems, diversion berms and monitoring systems.

5.11

PROCESSING PLANT AND LOCATION

The processing plant is to be located 16km west of the Fungurume village and 8 km north east of the Tenke settlement. The location has been selected on the basis of proximity to the Kwatabala and Goma deposits and topography in that area. The plant is capable of processing 7,000 dmtpd of ore from the Kwatebala area to produce up to 115,000 mtpa copper cathode and 10,000 tpa cobalt.

Tenke Fungurume Feasibility Study Feb 2007
Technical Report
Katanga Province, DRC

6.

HISTORY

The Tenke Fungurume deposits have a history dating back to 1917. Although numerous studies, drilling campaigns and development efforts have been undertaken, the deposits have never been mined commercially. There are numerous discreet, generally outcropping deposits located within the concessions, however only a limited area has been very well explored. This Feasibility Study addresses the development of and production from three deposits, Kwatebala, Goma and Fwaulu. A summary of the history of Tenke Fungurume is given in Table 6.1.

Table 6.1 History of Tenke Fungurume
Date	Event or Milestone
1917 to 1921 &	Union Minière du Haut Katanga (UMHK) drilling, trenching, pitting and adit development at
1942-1968	Fungurume and Tenke
1969 to 1970	La Générale des Carrières et des Mines du Zaïre (Gécamines) Limited drilling at Fungurume and Tenke
1971

Société Minière de Tenke Fungurume (SMTF) operating Arm of partners Charter Consolidated Limited (28%), Amoco Minerals Co (28%), Tempelsman and Son (3%), Omnimine (7%), Mitsui (14%) and the Zairian Government (20%) assumed control

1971 to 1976	$280 M expended for exploration, various studies, equipment and site infrastructure
1976	SMTF terminated interest due to deteriorating political and social situation, falling copper price and delays in construction of a power line through the region control reverted to Gécamines
1994	Lundin Holding Limited (LHL) commenced discussions with Gécamines
1994	Lundin commissioned SNC Lavalin Ltd’s Mining and Metallurgical Division to assist in completing technical evaluation
Dec 1994	Gécamines issued invitations for proposals to develop property
Jan 1995	Gécamines issued invitations to five additional companies and extended the deadline to April 1995
July 1996	LHL was advised they were the successful bidder
Nov 1996	TFM Mining Convention and Formation Agreement negotiated
Jan 1997	KSLE, wholly-owned company in SNC Lavalin Group, started bankable feasibility study using seven sub-consultants. LHL was supported by nine specialty sub-consultants.
May 28, 1997	TFM Mining Convention and Formation Agreement finalized under DRC Law
Dec 1998	BHP enters into Exclusive Option to Purchase LHL Shares
Feb 1999	LHL halts Feasibility Study work and declares force majeure
2000	BHP commissioned Bateman to conduct conceptual study
Dec 2000	PD enters into option agreement to acquire one-half of BHP’s interest
Sept 2002	PD acquires remaining interest in the Exclusive Option to Purchase LHL Shares
Jan 2003	PD commissions Bateman Engineering to prepare a scoping study
Sept 2003	PD and TMC submit formal proposal to amend the existing project agreements
2004-2005	PD supports TFM negotiations with DRC for Amended and Restated Mining Convention (ARMC)

Tenke Fungurume Feasibility Study Feb 2007
Technical Report
Katanga Province, DRC

Table 6.1 History of Tenke Fungurume
Date	Event or Milestone
Sep 28, 2005	ARMC and Amended Shareholder Agreement executed by DRC government and Gécamines
Oct 27, 2005	Presidential Decree authorizes ARMC and Amended Shareholder Agreement
Nov 1, 2005	Phelps Dodge exercises option to take 70% direct interest in LHL
Nov 4, 2005	Force majeure lifted by LHL
2005-2006	Feasibility Study conducted by GRD Minproc; ESIA conducted by Golder
Feb – Dec 06	16 000 meter core drilling program PD
Aug 2006	Commenced detailed design
Dec 2006	PD Board conditionally approved construction
Feb 2007	Civil work mobilized on site

Tenke Fungurume Feasibility Study Feb 2007
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Katanga Province, DRC

7.

GEOLOGICAL SETTING

The section below is taken primarily from KSLE 1998 with additions from PD 2007.

The Tenke Fungurume copper-cobalt deposits are typical of those that comprise the Central African Copperbelt. The Copperbelt is located in a major geological structure called the Lufilian Arc, a 500 km fold belt that stretches from Kolwezi in the southern Democratic Republic of the Congo (DRC) to Luanshya in Zambia. The deposits of the Tenke Fungurume district are located at the northernmost apex of the arc as shown in Figure 9.1. The arc formed between the Angolan Plate to the southeast and Congo Plate to the northwest during the late Neoproterozic, approximately 650 to 600 million years before present (Ma). Rocks in the arc are exposed in a series of tightly folded and thrust anticlines and synclines, generally trending east-west to southeast-northwest in the southern DRC.

The Tenke Fungurume group of sediment hosted copper cobalt deposits occurs near the base of a thick succession of sedimentary rocks belonging to the Katanga System of Proterzoic age (650-1050 Ma).

The older rocks of the basement complex belonging to the Kibara Supergroup, form the framework within which the Katangan sediments were deposited and consist of granitic rocks and metamorphosed sediments. Sedimentation took place in shallow intra-cratonic basins bounded by rifts.

A series of cratonic events of Pan African age (650 Ma to 500 Ma) resulted in extensive deformation of these rocks. The principal tectonic event is referred to as the Lifilian Orogeny and this led to the formation of the Lufilian Arc.

All of the major Zambian and Congolese copper-cobalt deposits are located along this 500 km long arcuate structure, which extends from Kolwezi in the Congo to Luanshya in Zambia. The Tenke and Fungurume deposits are located in the northern most apex of the arc.

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Figure 7.1
Regional Geology

Source: J Cailteux, Journal of African Earth Sciences, Vol. 19 No. 4 pp. 279-301, 1994

The Roan Supergroup comprises a series of detrital and shallow marine sediments deposited in settings ranging from continental rift basins to intra-cratonic shallow marine platforms. Two major transgressions have been documented. The first commenced with the deposition of the RAT Group (R1) and ending with the Mines Group (R2). The second started with the Dipeta Group (R3) and ended with the Mwashya Group (R4). The stratiform copper-cobalt deposits occur at the base of the Mines Group.

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The onset of Katanga sedimentation was marked by deposition of coarse continental sediments in rift bounded basins of restricted extent. In Zambia, the base is well defined by the presence of very coarse conglomerates. At Tenke Fungurume, the sediments of the initial rift-filling phase form the RAT Group (R1), a sequence of reddish, massive and stratified terrestrial sediments. The reddish coloration is due to the abundance of hematite. Pseudomorphs after anhydrite and gypsum, and desiccation cracks, argue for a shallow (possibly inter-tidal) deposition environment at the close of deposition of the RAT Group. The upper 4-8 m of the RAT Group, which is often well mineralized, is characterized by a change in composition. Here chlorite is an important constituent, which is reflected by a change in color to greyish-green. This change in color occurs immediately below the base of the Mines Group (R2), a series of siliceous, laminated, locally stromatolitic, carbonates (dolostones).

In the unweathered zones, these rocks are predominantly grey, often with significant carbonaceous material present along bedding planes. The color change reflects the transition from oxidizing to reducing conditions, which accompanied the change in depositional environments from continental to shallow marine (tidal and lagoonal) in an intra-cratonic platform setting. The change occurred near the end of the first transgressive cycle and is an important and Copper-belt wide control on the formation of the copper-cobalt deposits. Whatever the ultimate process of the ore formation in the Katanga Copperbelt was, it is significant that the principal copper-cobalt mineralization is hosted in the first shales to deposited in an anoxic environment (representing a critical favorable horizon) following the deposition of the hematitic RAT group.

7.1

STRATIGRAPHIC COLUMN

In Katanga Province, the stratigraphic column is divided into a younger Kundelungu Supergroup and an older Roan Supergroup. The descriptions of the different units are summarized from the Draft Feasibility Study of 1997 and are based upon the terminology of the previous workers in the Katanga Copperbelt as adopted by SMTF. Oldest are described again from oldest to youngest. The Katanga Sequence is shown in Table 7.1.

The copper-cobalt mineralization is mainly associated with two dolomitic shale horizons (RSF and SDB respectively), each ranging in thickness from 5 to 15 m, separated by some 20 m of cellular silicified dolomite (RSC).

7.1.1

RAT Lilas – Roches Argilo-Talqueses

This formation is dolomitic and talcose argillite and dolomitic argillaceous sandstone. It contains abundant specularite and is "lilac" in color. These rocks are highly incompetent, are frequently breciated and altered and have a conglomeratic appearance. The base of the formation is not observed as it rests on a thrust plane. Its equivalent in Zambia is a basal conglomerate that rests unconformably upon granites and gneisses of the basement complex.

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Figure 7.2
Rat Sample from Kwatebala

7.1.2

RAT Grises – Roches Argilo-Talqueses

This formation is fine to medium grained, grey sandy dolomitic argillite and argillaceous sandstone, ranging in thickness from 2 m to 5 m. Normally massive the unit sometimes appears bedded due to the presence of dolomitic bands. This formation is similar to the RAT lilas in that it is equally incompetent and id frequently brecciated and altered. In many locations it is well mineralized.

7.1.3

D Strat – Dolomies Stratifiees

D Strat occurs in some areas where is forms the lowest part of the lower mineralized zone. It is normally a fine grained well bedded to laminated dolomite and dolomitic shale that is in many places silicified. The formation is generally grey to black, not uniformly developed and ranges in thickness from 0 m to 5 m.

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7.1.4

RSF – Roches Siliceuses Feuilletees

The RSF forms the major part of the lower mineralized zone. It consists of a thinly banded, siliceous dolomitic shale with alternating bands of micaceous shale and microgranular quartz. It is generally pale to dark grey with copper and cobalt minerals as disseminations within the rock and along bedding planes and joints.

Figure 7.3
RSF Sample from Kwatebala

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7.1.5

RSC – Roches Siliceuses Cellulaires

RSC is generally a fine to coarse grained, massive, variably silicified dolomite, with a consistent thickness of 20 m. This formation has been leached of carbonate near surface and has a cavernous and cellular cherty appearance. It is normally highly resistant to erosion, and consequently forms conspicuous ridges and hill features.

Stromatolites have been locally observed within RSC and the unit is thought to be a fossilized algal reef. The RSC is often found to be mineralized close to the contacts with the RSF and SDB units.

Figure 7.4
Weather Resistant RSC on Ridge at Fungurume

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7.1.6

SD – Shales Dolomitiques

SD is finely laminated dolomitic shale with subordinate dolomite and sparse discontinuous graphitic shale bands. The SD was assumed to be about 90 m thick in the Kwatebala area based on the bulk of the drill intercepts, although regionally it varies from about 30 to 130 m. The basal 10 m known as SDB, consists of pale to dark bluish grey sericitic and dolomitic shale which hosts copper and cobalt mineralization along bedding, joints and other fracture planes. This lower unit comprises the upper mineralized Zone.

At Tenke the top of the SDB is represented by a variable thickness of grey medium grained, massive dolomitic sandstone which grades downwards through shaley sandstone into underlying shales and forms a useful marker horizon. The succession also shows a higher proportion of siliceous and argillaceous dolomites within the SD than has been observed at Fungurume.

7.1.7

BOMZ – Black Ore Mineralized Zone

Within the SD is a dolomitic unit characterized by the presence of abundant black oxide minerals consisting primarily of manganese oxide and often containing cobalt oxides. It is not always present.

7.1.8

CMN - Calcaire a Mineral Noire

The CMN is a dolostone that can be broken into two units, a dark, organic dolostone at the base and clean dolostone interbedded with chloritic and dolomitic siltstones at the top (Cailteux, 1994). Drilling at Kwatebala does not distinguish these units consistently and they are not modeled separately. Drill intercepts through CMN at Kwatebala suggest a true thickness of about 90 to 110 m. The unit is unmineralized at Tenke.

7.1.9

Dipeta

The Dipeta Formation is the youngest unit in the Kwatebala deposit. In some reports, the designation RGS is used for the lower part of the Dipeta. It consists of dolostone and argillaceous and dolomitic siltstones in the lower portions and dolostone, limestone, shale, sandstone, and arkose at the top. The Dipeta Formation forms the center of Kwatebala Hill where it is penetrated by many drill holes beneath a nappe of productive Mines Series rocks. Strong Cu-Co mineralization is locally noted at this brecciated fault contact. This is best explained as clasts of the mineralized section caught up in the breccia but could also be from strong supergene mineralization.

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7.2

STRUCTURE

The Luflian Arc is an intensely folded zone composed of three distinct but related structural units. The outer unit, within which the Tenke Fungurume group of deposits is located, is the most northerly, consisting of tightly folded and thrust blocks of Roan age rocks which have been tectonically transported from south to north, and now rest upon a younger Kundelungu foreland.

The Tenke Fungurume concession encloses thrust slices of various dimensions and orientations. The northern portion is relatively undisturbed with a gentle northerly dip, while the southern portion is occupied by the Dipeta syncline. At its eastern extremity the syncline is closed by a series of thrust blocks which form the Fungurume section of the deposits. At the western end, the northern limb of the syncline is terminated by a major dislocation which offsets the Tenke deposits to the northeast.

Within the east-west trending Dipeta syncline both the northern and southern limbs can be traced in more or less continuous ridges of Lower Roan rocks, with more resistant RSC forming the crestal spines. These ridges run approximately parallel for a distance of 14 km, apparently undisturbed. The deeper structure of the syncline is unknown. The presence of small-intermediate scale folds and bedding parallel to faults and the complexity evident in the Tenke Fungurume deposits suggests that the structure is unlikely to be simple.

As in the case with the Kolwezi Nappe, it is possible that the mineralized mega-fragments represent transported blocks of large dimension riding as nappes, or related structures, on series of decollement planes. The overall transport direction has been interpreted as being from south to north.

Both to the north and south, the Dipeta syncline is flanked by numerous blocks or ecailles of Lower Roan rocks. They attain a maximum development south of the syncline where they form, in general, randomly oriented blocks. By contrast the thrust blocks to the north of the northern flank of the syncline are smaller and fewer in number, generally aligned sub-parallel to the strike of the Dipeta syncline, and are seen to rest upon the lower member of the Dipeta formation (RGS) of Upper Roan age.

Since the Kwatebala deposit is the most important economically for this Feasibility Study, its structural complexity is described in detail below.

Drilling at Kwatebala commonly passes through a thrust fault and thrust slices beneath the mineralized section, passing into younger rocks, usually the Dipeta Group. Smaller high-angle faults, with displacements of a few meters to tens of meters have been observed above the thrust fault. Understanding the structural framework of these deposits is critical because: faults offset the Cu-Co bearing units, each structural domain has internally consistent strikes and dips, and faults were important in controlling the distribution of supergene mineralization.

Kwatebala can be sub-divided into five major and two minor structural domains:

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7.2.1

Major

West limb - dips gently west at between 15° and 20°. Here the productive section is folded into an anticline that lies almost on its side beneath the southwest end of Kwatebala Hill, having an axial plane that is nearly flat. The fold is truncated by either the base thrust beneath the hill, or by the "Rotator Fault" on the east. The upper limb of this flat anticline is commonly RSC at the surface, with well-mineralized RSF within 10 to 15 m of the surface. The section plunges west on the very western margin of the deposit, again with the RSF relatively near the surface

North limb – continuous stratigraphy that dips north at between 25° and 45°

South limb - dips generally south, although in places at outcrop it is overturned dipping steeply north before turning back to dip south. A syncline develops on the south limb that is truncated on the east by a steep, south dipping fault that rotates to become a north-dipping fault on the west end of the deposit. This fault, referred to in modeling as the "Rotator Fault", strikes approximately east west

South overturned limb - the overturned portion of the south limb.

South ridge - dips steeply north at its western end, passing through vertical to dip south at its eastern end along the "Rotator Fault"

7.2.2

Minor

East limb - occurs at surface at the eastern end of the deposit on three cross sections 21,100 E, 21,150 E and 21,200 E adjacent to and south of the north limb.

Miscellaneous areas - these are isolated fragments of mineralized zones, mostly located along the axis of the west limb over-turned fold. These fragments are too discontinuous to be interpreted between cross sections.

On the eastern (Fungurume) end of the concession, the area has been fragmented into sixteen separate and randomly orientated mega-fragments, loosely arranged along a southwest-northeast alignment, with each fragment separated from its neighbor by faults. These mega-fragments are referred to as gisements (French term for deposits).

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8.

DEPOSIT TYPES

The section below is taken primarily from KSLE 1998:

8.1

GENESIS

Over the years since the initial discovery of the copper in the Copperbelt, there have been many and varied theories as to the mode of concentration of the metals found. Before underground mining development provided good exposure of geological contacts, early geologists assumed granitic rocks of the Basement Complex had intruded the sediments and that the copper and cobalt mineralization had selectively replaced parts of the favorable beds by hydrothermal processes. When it was demonstrated on the Zambian Copperbelt that the host rocks are not intruded by but unconformably overlie the granites, the syngenetic origin of the mineralization became widely accepted.

An alternative genetic model invokes formation of a favorable mineralizing environment during deposition of the sediments, subsequently utilized during early diagenetic alteration by basin brines.

There is no consensus regarding the origin of these deposits. The different genetic models include detrital concentration, chemical precipitation under various conditions, circulation of mineral brines during diagenesis, enrichment by evaporation in shallow waters, and remobilization under pressure, produced by folding and thrusting. As mineralization occurs in rocks of diverse type, complex controls are indicated. It is now generally agreed that no one set of rules applies.

Whatever the mechanism that resulted in the formation of these deposits, the stratiform nature of the mineralization, both on the very fine and regional scale, argues for syn-sedimentary processes playing a major role in the ultimate ore-forming process. This results in extensive lateral continuity of the orebodies, often over thousands of meters, as exemplified by such major deposits as Nchanga in Zambia and Kolwezi in the Congo.

8.2

DEFORMATION

The sequence of bedded rocks that hosts the Tenke Fungurume copper-cobalt deposits is a strongly deformed portion of the Lower Roan Supergroup, forming a series of synclines and anticlines overturned to the north. These are themselves broken by thrusting and faulting into numerous locally isolated blocks or mega-fragments, producing a complex structural environment.

Three geological characteristics of the Tenke Fungurume deposits are noteworthy:

  Absence of intrusive igneous rocks

  Very low metamorphic grade

  Lateral continuity within each isolated mega-fragment

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None of the geological maps generated by UMHK, SMTF or Gecamines record any evidence of igneous intrusives. There was no sign of felsic or mafic igneous material in any of the drill holes completed by TFM during the 1997 drilling program.

Despite the high degree of deformation these rocks have undergone, they remain essentially un-metamorphosed. In order to produce the degree of thrusting, folding, and transport of large allochthonous blocks (up to 20 x 10 km) at shallow depth, there must have been abundant pore fluids to lubricate the tectonic processes. One possible source would have been exhalites for which evidence exists (Cailteux 1994). It is suggested that the primary tectonic control may well have been gravity slides, rather than compressive plastic deformation, or a combination of the two.

8.3

MINERALIZATION

The copper-cobalt mineralization is mainly associated with two dolomitic shale horizons (RSF and SDB respectively) each ranging in thickness from 5 to 15 m, separated by 20 m of cellular silicified dolomite (RSC).

8.4

AGE

Due to difficulties associated with extrapolating lithologies over long distances, facies changes and discontinuity due to structural breaks, it was originally thought that the mineralized zones at Tenke Fungurume were Upper Roan Age, that is, not equivalent to the similar deposits occurring in Zambia and at Kolwezi. It is now believed that these mineralized zones can be equated with rocks of the Lower Roan Group. They are therefore the same age as the copper bearing horizons of the Zambian Copperbelt, in common with the other Katanga copper-cobalt deposits.

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Figure 8.1
Copper Clearing with Trenching and Caved Adits

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9.

MINERALIZATION

The main economic minerals present at Tenke and Fungurume are malachite, chrysocolla, bornite, and hetrogenite.

Primary copper and cobalt mineralogy is predominately chalcocite (Cu2S), digenite (Cu9S5) bornite (Cu5FeS4), and carrollite (CuCo2S4). The presence of organic material, presumably derived from algal mats and stromatolites, may have been one of the factors important in the concentrating of ore metals in particular stratigraphic horizons. There is evidence that the presence of evaporites may also have played a role. Replacement textures among the sulfide minerals suggest a complex history of formation.

Oxidation has resulted in widespread alteration producing malachite (Cu2CO3(OH)2), pseudomalachite (Cu5(PO4)2(OH)4), chrysocolla (hydrated copper silicate) and heterogenite (Co3+O(OH)) .

A typical exposure of mineralization in a surface working is shown in Figure 9.1.

Figure 9.1
Copper Cobalt Mineralization at Tenke - Goma South

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The primary copper-cobalt mineral associations are homogeneous in both mineralized zones and any variations are due to the effect of oxidation and supergene enrichment. Consequently the mineral assemblages can be grouped into three main categories dependent upon the degree of alteration – oxide, mixed and sulfide zone.

Dolomite and quartz are the main gangue minerals present. Dolomite or dolomitic rocks make up the bulk of the host strata. Weathering of the host rocks is normally depth related, intensity decreasing with increasing depth, producing hydrated iron oxides and silica at the expense of dolomite, which is leached and removed. As a result, gangue acid consumption (GAC) is lower in the oxide zone.

9.1

OXIDE ZONE

The effect of weathering is most evident near surface. As a result of weathering primary copper sulfides have been altered to form carbonates, silicates, phosphates, oxides, sulfates and native metal. Cobalt sulfides have been altered to cobalt carbonate, oxide and arsenate species.

Any material that has >85% of its copper in oxidized species is considered to fall within the oxide category.

The oxide zone at Kwatebala contains malachite as the major copper mineral; pseudomalachite forms a minor constituent and chrysocolla is rarely observes. At Fungurume the oxide minerals can vary from one gisement to another.

The weathering zone has an average depth of 75 m at Tenke and 125 m at Fungurume. These average figures can be misleading as locally depths vary. This is due to preferential weathering along planes of weakness especially in the RSC, the composition of which varies markedly from that of the other units.

Generalizations regarding oxide distribution are possible. Supergene enrichment has led to somewhat elevated copper and cobalt levels near the surface. At Kwatebala, the SDB and to a lesser extent the RSC appear to be preferentially mineralized with regard to supergene cobalt mineralization.

9.2

MIXED ZONE

The oxide zone is separated from a clean sulfide zone by a zone of mixed oxides and sulfides varying in vertical extent and oxide:sulfide ratio. Any material that has between 15% and 85% of its copper in oxide or acid soluble copper species is considered to fall within the mixed category.

Weathering has resulted in supergene enrichment of chalcocite and the redistribution of copper and cobalt mineralization into other strata, mainly the RSC, which do not normally carry significant amounts of hypogene sulfides.

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9.3

SULFIDE ZONE

The sulfide zone, the least affected by weathering, contains mainly chalcocite and digenite with minor amounts of bornite and carrolite, and rare chalcopyrite. The mixed oxide-sulfide zone is not a clearly defined segment that can be easily delineated and its boundaries with the other zones are often blurred and unclear.

9.4

GANGUE MINERALS

Dolomite and silica are the main gangue minerals present. Dolomite or dolomitic rocks make up the bulk of the host strata. Weathering of the host rocks is normally depth related, intensity decreasing with increasing depth, producing hydrated iron oxides and silica at the expense of dolomite, which is leached and removed.

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10 .

EXPLORATION

10.1

KWATEBALA

The Kwatebala deposit has been explored by core drilling, trenching and adits in three data-collection campaigns. The deposit was first drilled by Union Minière du Haut Katanga (UMHK) between 1959 and 1966. These were the deepest holes drilled in the deposit, exploring both sulfide and oxide mineralization, the deepest being drilled to around 1,240 m. La Général des Carrières et des Mines du Zaire (Gécamines) took control of the Tenke Fungurume deposits in 1969 but apparently did no drilling in the deposit. Société Minière du Tenke Fungurume (SMTF), a consortium of companies led by Charter Consolidated Ltd. took control of the district in 1971 and completed extensive exploration on Kwatebala. The bulk of the Kwatebala database used for model construction was from this era and includes assays from core holes and trench and adit sampling.

The property reverted to Gécamines in 1981 and some district exploration was undertaken until 1991, but no drilling was completed at Kwatebala. Tenke Fungurume Mining SARL (TFM), formed as a partnership between Tenke Mining Company (TMC - 55%) and Gécamines (45%), gained control of the property in 1996 and drilled twin holes, in-fill holes and exploratory holes on the deposit margins in 1997 and 1998. The partnership between TMC and Gécamines was restructured in 2005 such that TMC gained 82.5% of the property and Gécamines 17.5%. Subsequently, Phelps Dodge gained the rights to 70% of TMC’s interest in the property through the purchase of their wholly owned subsidiary, Lundin Holdings, thus owning a controlling interest of 54.75% of the property. Phelps Dodge is currently drilling at Kwatebala but none of this new drilling was available in time for use in geologic interpretation or construction of the feasibility model.

Table 10.1 Kwatebala Sampling
Company	Dates	Type of Sample	Number	Total Length (m)
UMHK	1959-1966	Core Drilling	76	20,192.1
SMTF	1972-1976	Core Drilling	161	16,099.9
SMTF	1972-1974	Trench Sampling	52	1,459.0
SMTF	1972-1973	Adits	24	1,856.0
TMC	1997	Core Drilling	43	4,173.2
Total	1959-1997	Core, Adit, Trench	356	43,780.2

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10.2

GOMA

The ownership history for other deposits on the concessions, including those in the Goma District, is the same as that described for Kwatebala. The exploration history for Goma is also similar to Kwatebala’s. The UMHK drilling at Goma actually spans a greater time period than it does at Kwatebala and these are again the deepest holes in the area. The UMHK sampling comprises a greater percentage of the database in the Goma district, accounting for nearly half of the meterage sampled. SMTF concentrated their drilling efforts in the Kabwe and Shimbidi areas. This was supplemented by trench and adit sampling throughout the district. No additional sampling or drilling has been conducted in the district since the early 1970s. A summary of the sampling campaigns in the Goma District is shown in the Table 10.2.

Table 10.2 Goma District Sampling
Company	Dates	Type of Sample	Number	Total Length (m)
UMHK	1949-1970	Core Drilling	67	9,796.3
SMTF	1971-1973	Core Drilling	79	8,681.5
SMTF	1971-1973	Trench Sampling	45	1,498.1
SMTF	1971-1973	Adits	19	984.8
Total	1949-1973	Core, Adit, Trench	210	20,960.7

10.3

FWAULU

All of the drill holes in the modeled portion of Fwaulu are by UMHK. The database received from Mintec includes some SMTF holes and trenches, but a check of the locations shows that these data are actually from Shimbidi and so are not repeated here. The origin of the trenches at Fwaulu is not known, but as with the other deposits, the assays in the database are probably from SMTF, since they contain acid soluble copper and cobalt values for every sampled interval. A summary of the sampling campaigns at Fwaulu is given in the Table 10.3.

Table 10.3 Fwaulu Sampling
Company	Dates	Type of Sample	Number	Total Length (m)
UMHK	1959-1965	Core Drilling	63	13,868.6
SMTF	?	Trench Sampling	37	1,037.5
Total	1949-1973	Core, Trench	100	14,906.1

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11.

DRILLING

11.1

GENERAL

The drilling history of the Tenke Fungurume Deposits goes back as far as 1919. The various drilling campaigns by UMHK, Gécamines, SMTF and TMF are summarized in Table 11.1. Additional descriptions of the various drill campaigns are summarized in Section 12.

Table 11.1 Summary of Drilling Programs
Time		Tenke		Fungurume		Dipeta		Total
Period	Company	Boreholes	Meters	Boreholes	METERS	Boreholes	Meters	Boreholes	Meters
1919 - 21	UMHK			59	11,101.3	8	1,412.6	67	12,513.9
1942 - 51	UMHK	3	639.3	106	23,684.3			109	24,323.6
1958 - 68	UMHK	196	51,108.1	28	12,352.9			224	63,461.0
1968 - 70	Gécamines	1	82.3	14	3,668.5			15	3,750.8
1971 - 76	SMTF	244	25,094.1	287	38,741.9			531	63,836.0
1981 - 91	Gécamines			82	8,581.6			82	8,581.6
1997	TFM	46	4,268.6			42	5,641.0	88	9,909.6
Total		490	81,192.4	576	98,130.5	50	7,053.6	1,116	186,376.5

All drilling in the databases for Kwatebala, Goma and Fwaulu is core. Hole sizes are generally recorded on the logs. For UMHK, the logs record hole diameter in inches, but the actual core size is unclear. SMTF holes generally started with 100 mm core and then were reduced as needed due to ground conditions. TMC holes generally started with PQ core (85 mm diameter) and then were reduced to HQ (64 mm) and NQ (48 mm), as needed.

Core holes were logged to varying degrees of detail, typically recording the stratigraphic unit, rock type and any obvious copper mineralogy. Cobalt mineralogy doesn’t appear to be as consistently logged. The UMHK logs are in French, while the SMTF and TMC campaigns were logged in English. The SMTF logs typically note, in addition to stratigraphic unit, rock, and copper minerals, the degree of weathering of the core, an estimate of the intact nature of the core, presence of iron oxides, comments on bedding or lamination, relative hardness, and strength of mineralization, if appropriate. Core recoveries are noted on most of the drill logs. Water level was noted on most SMTF logs, but only rarely for UMHK and TMC holes. RQD information was recorded for only the TMC holes. In general, the logging is sufficient to allow the coding of sample intervals for stratigraphic horizon and copper mineralogy and to record core recovery. The water data were used to develop a reasonable estimate of the surface of the water table.

Only portions of the core were assayed in all of the drilling programs. TMC typically assayed a greater proportion of the core than UMHK or SMTF. All three companies would assay all of the RSF and SDB. The SD, RSC and RAT were selectively assayed based on the visual presence of copper mineralization and the proximity to the SDB and RSF contacts. At Kwatebala, 12,472 m of the 40,456 m of core was assayed in 10,462 assay intervals, giving an average assay sample length of 1.19 m.

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The core from the SMTF and TMC programs was usually stored on site in Fungurume in wooden or metal core trays on shelving in covered but open-sided structures. Assay pulps from these campaigns are also stored on site. A fairly extensive search for the UMHK core on site and in Likasi indicates that few or no samples remain of UMHK drilling from Kwatebala, Goma and Fwaulu. This has raised some concerns about using these data for resource estimation. Earlier models by Mintec and PD used the UMHK drilling, while models were constructed for feasibility that both used and omitted the UMHK drilling. The final models used in planning included UMHK drilling.

Exploratory trenches, mostly oriented north-south at Kwatebala, but also nearly perpendicular to strike across the Mines Series, were originally dug by UMHK and later cleaned, mapped and sampled by SMTF. At Goma, the trenches were typically oriented northwest-southeast, again, nearly perpendicular to strike. Mapping was completed by sketching the trench showing the sample localities. Typically, most of the trench was sampled and assayed. Adits were also mapped by SMTF, recorded as a sketch of the ribs (walls) of the drift showing sample locality. Samples were taken across bedding, that is, to get a true thickness of the unit for assay.

Samples selected for assay were analyzed for total copper and cobalt. In addition, SMTF and TMC usually ran acid-soluble copper and cobalt. UMHK did spot analyses for "copper oxide", "cobalt oxide" and "copper malachite", as well as CaO and other elements. Each company used different analytical techniques for acid soluble or oxide assays, making direct comparison of these data difficult. SMTF ran a gangue-acid consumption (GAC) procedure on composite samples across some ore horizons.

11.2

TFM KWATEBALA

The drilling carried out at Kwatebala by TFM during 1997 is summarized in the Table 11.2.

Table 11.2 TFM drilling at Kwatebala
Number of Boreholes	Total Metres	Type	Remarks
13	643.2	metallurgical	2 also used for geotechnical data 1 also used for twinning
9	974.8	geotechnical	1 used for metallurgical sampling 1 used for twinning purposes
3	148.0	twin holes	1 used for metallurgical sampling 1 used for geotechnical data
21	2 502.6	infill and other	mainly infill, limited amount to extend resource envelope
46	4 268.6

Some drill holes were used for more than one purpose.

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11.3

TFM DIPETA SYNCLINE

A total of 31 drill holes of various lengths and orientations were drilled on sections that are in general 500 m apart along an E-W strike direction. They were oriented towards the mineralized zones of the deposit ad drilled to depths mostly within 100-200 m range. The deepest hole is 394 m. The total core drilling in Dipeta from 31 holes was about 4,000 m, including the un-assayed intervals. The assayed intervals for copper and cobalt consisted of approximately 1,650 m.

11.4

TFM TWIN DRILLING

A short programme of twin drilling at Kwatebala was been carried out with four previously drilled holes being re-drilled. These are listed inTable 11.3.

Table 11.3 Twin Drilling Program
Number		Co-ordinates		Incline	Azimuth	Depth m	Twinned with
		X	Y				UM/G	SMTF
1.	TKA34	219.700	325.000	V	-	90.80	T124	17.0/5
2.	TKA36	219.900	325.157	V	-	30.60	T14	19.0/6.55
3.	TKA16	219.900	325.350	-65°	true east	18.00		19.0/8.5
4.	TKA19	220.200	325.252	-70°	magnetic north	92.85		20.0/7.52

The seven ore intersections in the four twin holes confirmed the geological structure, ore zone thickness and ore type. The average grades for equivalent SMTF and TFM intersections were similar, although individual samples displayed high variance. The twinning programme illustrates the anisotropy inherent in the oxide ores on a local scale, but when the grade profiles are compared, the intersections are seen to match well.

11.5

PHELPS DODGE DRILLING 2006

PD initiated a drill program on the Tenke Fungurume concessions in late February, 2006. The drill program had several objectives:

  Confirm the continuity of oxide mineralization at Kwatebala using 25 m in-fill holes along model section 19,700 E

  Use closely-spaced holes (12.5 m spacing) at Kwatebala to provide data for geostatistical analysis and to aid in determining the proper drill spacing for measured and indicated resources

  Test for near-surface oxide mineralization on Kwatebala hill and surrounding areas that could add to the reserve base

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  Twin holes from previous drill campaigns, with emphasis on UMHK holes

  Condemn areas for the proposed plant site, tailings disposal and other facilities

All of the drilling to date has been core. More than half of this has been HQ, with lesser amounts of NQ and PQ.

Data from this campaign were not received in time to be used for the feasibility models; however, the Kwatebala database was updated with information from the PD drilling after the model was completed. This information was used to:

  Evaluate the quality of previous drill campaigns

  Evaluate the quality of the feasibility model

  Evaluate the drill hole spacing used to delineate measured and indicated resources in the feasibility model

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12.

SAMPLING METHOD AND APPROACH

12.1

GENERAL

All drilling in the databases for Kwatebala, Goma and Fwaulu is core. Hole sizes are generally recorded on the logs. For UMHK, the logs record hole diameter in inches, but the actual core size is unclear. SMTF holes generally started with 100 mm core and then were reduced as needed due to ground conditions. TMC holes generally started with PQ core (85 mm diameter) and then were reduced to HQ (64 mm) and NQ (48 mm), as needed.

Core holes were logged to varying degrees of detail, typically recording the stratigraphic unit, rock type and any obvious copper mineralogy. Cobalt mineralogy doesn’t appear to be as consistently logged. The UMHK logs are in French, while the SMTF and TMC campaigns were logged in English. The SMTF logs typically note, in addition to stratigraphic unit, rock, and copper minerals, the degree of weathering of the core, an estimate of the intact nature of the core, presence of iron oxides, comments on bedding or lamination, relative hardness, and strength of mineralization, if appropriate. Core recoveries are noted on most of the drill logs. Water level was noted on most SMTF logs, but only rarely for UMHK and TMC holes. RQD information was recorded for only the TMC holes. In general, the logging is sufficient to allow the coding of sample intervals for stratigraphic horizon and copper mineralogy and to record core recovery. The water data were used to develop a reasonable estimate of the surface of the water table.

Only portions of the core were assayed in all of the drilling programs. TMC typically assayed a greater proportion of the core than UMHK or SMTF. All three companies would assay all of the RSF and SDB. The SD, RSC and RAT were selectively assayed based on the visual presence of copper mineralization and the proximity to the SDB and RSF contacts. At Kwatebala, 12,472.89 m of the 40,456 m of core was assayed in 10,462 assay intervals, giving an average assay sample length of 1.19 m.

The core from the SMTF and TMC programs was usually stored on site in Fungurume in wooden or metal core trays on shelving in covered but open-sided structures. Assay pulps from these campaigns are also stored on site. A fairly extensive search for the UMHK core on site and in Likasi indicates that few or no samples remain of UMHK drilling from Kwatebala, Goma and Fwaulu. This has raised some concerns about using these data for resource estimation. Earlier models by Mintec and PD used the UMHK drilling, while models were constructed for feasibility that both used and omitted the UMHK drilling. The final models used in planning included UMHK drilling.

Exploratory trenches, mostly oriented north-south at Kwatebala, but also nearly perpendicular to strike across the Mines Series, were originally dug by UMHK and later cleaned, mapped and sampled by SMTF. At Goma, the trenches were typically oriented northwest-southeast, again, nearly perpendicular to strike. Mapping was completed by sketching the trench showing the sample localities. Typically, most of the trench was sampled and assayed. Adits were also mapped by SMTF, recorded as a sketch of the ribs (walls) of the drift showing sample locality. Samples were taken across bedding, that is, to get a true thickness of the unit for assay.

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12.2

TFM PROGRAM

The following Section on recent sampling is taken from the KSLE Draft Feasibility Study.

TFM completed a diamond drilling programme during the period May to November 1997, at Kwatebala and in the Dipeta syncline area.

The mineralized, or potentially mineralized, sections of all the drill cores were sampled and tested for copper and cobalt content. In total 2 959 core samples with a total length of 4 051.6 m were collected and submitted for assay. All survey, geological, sampling and assay data were incorporated into a common database at the Fungurume exploration camp. This section will discuss the standard operating procedures established for core handling, logging, sampling and assaying.

12.2.1

Core Handling

Drill core was packed into wooden or metal core trays on site, with the depth of each run marked on wooden blocks and inserted in the trays. These were collected by the geologists and delivered to the core handling area at Fungurume camp. Core handling consisted of:

  Geological logging

  Measuring core recoveries

  Photographing core

  Marking out samples

  Cutting core for sampling

  Sampling core

  Racking and storage

All logging and sampling of core was carried out by TFM geologists. Photography and recovery measurements were carried out by assistants under geological supervision.

Cores were logged by TFM geologists according to the existing stratigraphic nomenclature and coded using the KSLE coding system established for incorporation into Medsystem®. One additional coding system was introduced at site. The resource code (RESCODE) is used to allow different stratigraphic units to be easily identified and extracted from the geological and assay databases.

Core recoveries were recorded for each borehole, and all cores were photographed to preserve a permanent record.

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All cores intersecting mineralized zones were systematically sampled, following the procedure outlined below:

  Mineralized/potentially mineralized zones marked out

  Core was marked for cutting. The core was diamond sawed longitudinally to produce two halves - one to be analyzed, the other kept as a permanent record

  Where sawn core was used to provide metallurgical composites, the second half-cores were re-sawn to produce quarter-cores for assay

  Sample intervals were marked on cut core - sample number, top depth and bottom depth

  The cores were sampled from above the top of the UMZ to below the base of the LMZ to establish a continuous grade profile through the mineralized sections

  Samples were bagged and numbered

  All samples were logged and the sample number, depths, sample length and stratigraphic unit recorded for each sample

  Samples were delivered to the sample preparation laboratory

  The sample data were entered into the computer database

All cores were stored under cover at the Fungurume exploration camp after logging, sampling and photography.

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13.

SAMPLE PREPARATION, ANALYSES AD SECURITY

13.1

GENERAL

Samples selected for assay were analyzed for total copper and cobalt. In addition, SMTF and TMC usually ran acid-soluble copper and cobalt. UMHK did spot analyses for "copper oxide", "cobalt oxide" and "copper malachite", as well as CaO and other elements. Each company used different analytical techniques for acid soluble or oxide assays, making direct comparison of these data difficult. SMTF ran a gangue-acid consumption (GAC) procedure on composite samples across some ore horizons.

13.2

SMTF STUDIES

13.2.1

Laboratories

From the start of SMTF’s studies in 1971 to May 1972 all assaying was done at the Rhokana laboratories at Kitwe in Zambia. At that point the Fungurume laboratory was commissioned and from then on all of SMTF’s copper and cobalt assays were done at Fungurume (utilizing the same analytical techniques as at the Rhokana laboratory). From 1972 onwards, the Fungurume laboratory undertook to evaluate the gangue acid consumption (GAC) properties of the material sent for assay, as well as performing routine assays for copper and cobalt.

Assaying for total and acid soluble copper and cobalt was carried out by atomic absorption spectrophotometry (AAS) techniques. For the determination of acid soluble copper and cobalt, samples were leached with warm 5% sulfuric acid saturated with sulfur dioxide for exactly one hour, and the leach solutions analyzed.

13.2.2

Electrolytic Re-Assays

Atomic absorption results were checked daily be assaying for total copper by electrolysis. Twelve to 18 samples out of the original daily throughput if 100 samples were selected at random, and atomic absorption results were accepted only if they came within 3% of the figures obtained by electrolysis. Otherwise, the entire batch was re-assayed, in accordance with standard practice at the Rhokana laboratory.

13.2.3

Pulp Re-Assays

A selection of the trench, adit and drill core sample pulps which had been assayed at Rhokana prior to May 1972 were subsequently re-assayed at Fungurume. In addition, some samples originally assayed at Fungurume were later re-assayed at Fungurume.

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13.2.4

Alfred H. Knight Re-Assays

According to SMTF reports, an independent check was made on the performance of the Rhokana and Fungurume laboratories by Alfred H. Knight Ltd. in the U.K. It is not known whether these checks were performed on pulps, rejects or second splits of core. The results of these repeat assays were subject to statistical analyses by SMTF to determine whether significant differences existed between the results of the three laboratories. According to SMTF this work showed that the correlation in the linear regression graphs and significance tests between Fungurume’s and Knight’s results, and between Fungurume’s and Rhokana’s results were good for both total copper and acid soluble copper. The study of variance tests revealed with high levels of confidence, 93% and 97%, that "between laboratory" variance was insignificant compared to differences due to metal distribution within the deposit. There are no details available of any comparison between Rhokana’s and Knight’s results.

As an independent check by SMTF, eighteen drill holes from Fungurume Gisement IIh originally assayed at Rhokana were re-split on the original sample intervals and the quarter core samples were assayed by the Fungurume laboratory. There is no indication in SMTF’s report as to where the preparation of the original samples was carried out. Weighted mean grades of the horizon intersections were calculated for both sets of assays. Intersections through the upper horizon were quoted by SMTF as showing close correlation within 5% to 8% of the original copper grades, with the exception of two individual samples. The lower horizon re-sampling results were within 12% of the original figures, with the exception of one intersection.

13.3

TFM STUDIES

Assaying was done on site at Fungurume by Société Générale de Surveillance S.A. (SGS), who refurbished the existing facilities with new equipment.

13.3.1

Assay Procedures

Based on previous exploration results and a long history of exploitation elsewhere on the copperbelt, only four assays were specified for the current programme: total copper (TCu), total cobalt (TCo), acid soluble copper (ACu) and acid soluble cobalt (ACo). Both procedures (total and acid soluble) involve digestion of the sample and assay finish by AA to determine copper and cobalt contents. The major difference lies in the digestion methods used. Selected samples were also analyzed for additional elements.

13.3.2

Assay Checks

An extensive series of assay checks on site was instituted by TFM to ensure not only that the results reported are accurate and repeatable, but also that the relationship between total metal content and acid soluble metal content is properly reported.

Re-analysis of selected samples by external laboratories (SGS Zimbabwe and Anamet in the UK) was also carried out by TFM.

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13.3.3

Assay Results

Sample material provided to the laboratory consisted of a complete spectrum of mineralization types ranging from oxide through mixed oxide-sulfide to sulfide. These compositions are reflected in the ratios of ACu to TCu and ACo to TCo which range from 0-100%.

One hundred and twenty five standards and 124 blanks (equivalent to > 4% of the total of 2 959 samples that were submitted) were used to monitor accuracy and contamination at the site laboratory. Of these, 57 standards and 57 blanks were submitted for the Kwatebala sampling, representing 7% of the 1,564 original samples.

In summary, analysis of results indicated that:

  TCu and TCo assays were accurate and repeatable

  ACu results for oxide material were been slightly over reported relative to TCu by SGS but that the error is small and lies within levels of detectability

  Cutting ACu to TCu (where the former exceeded the latter, within the limits of detectability) did not significantly alter the average composite values

  ACo was more sensitive to temperature variations in the sample digestion procedure than ACu

  ACo results did not exceed TCo results, meaning that average composite values are not significantly reduced by using cut values

13.4

INDEPENDENT CHECK OF ORIGINAL DRILLCORE ASSAYS

During November 1997, KSLE carried out an on-site audit of sampling and assaying procedures practised at Fungurume. The audit encompassed the supervision and preparation of a number of samples under strictly controlled conditions. In summary, KSLE found that these procedures appeared to conform to internationally acceptable standards.

13.5

PHELPS DODGE 2006

Core was split on site and sent to ALS Chemex laboratories in Johannesburg, South Africa for analysis. Samples were analyzed for TCu, TCo, ASCu and ASCo using standard Phelps Dodge methods. Other elements were analyzed by ICP.

As noted in Section 14, data from this campaign were not received in time to be used for the feasibility models; however, the Kwatebala database was updated with information from the PD drilling after the model was completed.

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13.6

METALLURGICAL SAMPLING (PRE 2005)

13.6.1

Kwatebala Adit Material

A 20 t bulk sample was obtained by TFM site personnel from three adits, TB2, TB3 and TB5 to represent ore to be mined in the initial production period, during years 1-3. The adits were chosen by KSLE.

This Kwatebala adit sampling was undertaken from May to mid June 1997. A typical Bulk sampling slot for metallurgical composite sample - Adit TB2 Kwatebala is shown in Figure 13.1.

Figure 13.1
Metallurgical Bulk Sampling

The material was sent to Svedala in York, Pennsylvania and then to Lakefield Research in Ontario, Canada, for comminution tests and metallurgical testwork.

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13.6.2

Kwatebala Drill Core

KSLE proposed a sampling programme to provide oxide material for grinding and leach kinetic metallurgical testwork, the material to be obtained from existing drill cores, and from new core to be obtained from TFM’s current drilling programme. This sampling was undertaken from late June to early July 1997 and the material was sent to Lakefield Research.

A further set of samples was later taken by TFM from the same 1997 drilling program for specific GAC testing by Lakefield Research.

13.6.3

Fungurume

At Fungurume, TFM carried out a sampling programme including trench material, adit material and drill core from Gisements I, IIh, IIv, III, IV and VII. These samples were combined into 20 kg composites to represent gisements and mineral horizons.

This sampling was undertaken in August 1997. A total of 240 kg was sent to Lakefield Research for testing.

13.6.4

Goma and Fwaulu

No samples were acquired for the Goma and Fwaulu open pit areas. The mineralogy of the Goma and Fwaulu areas is generally similar to the Kwatebala area. In the future it will be necessary to undertake a metallurgical test program of material from Goma and Fwaulu.

13.7

METALLURGICAL SAMPLING AND COLLECTION (POST 2005)

13.7.1

Introduction

Samples for the 2006 batch and integrated pilot plant testing program were selected from a number adits and trench locations during late November 2005. A total of approximately 21 tonnes of ore was collected. The majority of the work was done by manual laborers, together with the aid of a 950 model backhoe and shovel combination. The samples were shipped to Lubumbashi (DRC) on 9 December 2005.

These samples were subsequently road transported to Dar Es Salaam (Tanzania) and sea freighted to Houston (Texas) and finally rail freighted in April 2006 to Hazen in Golden (Colorado).

13.7.2

Sample Representation

The plan view of the sample collection locations is provided in Figure 13.2.

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Figure 13.2
Location of Bulk Samples for Metallurgical Testing

PD selected sample locations so that the samples obtained could be recombined to represent "typical" ore. The lithology of each sample was used to determine to which ore zone the sample belonged:

  Lower Ore Zone (LOZ): predominantly comprised of Roches Siliceuses Feuilletees – laminated dolomitic shale (RSF)

  Upper Ore Zone (UOZ): predominantly comprised of Schistes Dolomitiques de Bare – dolomitic shale (SDB)

  Intermediate Ore Zone (IOZ): predominantly comprised of Roches Siliceous Cellulaires – silicified dolomite (RSC)

Each of the samples was loaded into bulk-bags and subsequently containerized for shipment.

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The relative portions of the ore zones from the current mine plan are provided in Table 13.1.

Table 13.1 Mine Plan – Annual Mill Feed Ore Zone Percentages
Ore Zone	Max	Min	Average
Lower Ore Zone (RSF)	94	55	75
Upper Ore Zone (SDB)	32	4	20
Intermediate Ore Zone (RSC)	9	0	5

In addition to these ores samples, material from the Mofya Limestone Quarry was also obtained for use in impurity removal testwork.

13.7.3

Sample Sources

Nineteen of the twenty-five samples were collected from 30-year old exploration trenches, which were cleaned up prior to sampling. The trench samples were expected to be softer and potentially more clay-like in nature than what will be mined at future, deeper levels.

Six of the twenty-five samples were taken from underground adits built by SMTF in 1973 to 1975. The adits are located 30 m to 50 m below the present-day surface. The adit samples are less susceptible to surface weathering effects and provide a more "typical" representation of future ore horizons.

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14.

DATA VERIFICATION

14.1

HISTORICAL DATABASE DEVELOPMENT

14.1.1

Data Acquisition

The initial database was assembled as part of the KSLE draft Feasibility Study. An initial visit to the Congo was made by two KSLE geologists during October 1996 to ascertain what data were archived by Gécamines in their offices in Lubumbashi and Likasi, and to set up the procedures necessary for their retrieval. As a result of that visit a photocopier and a plan scanner were purchased and air freighted to Likasi in preparation for data acquisition. During a second visit in December 1996, a large selection of data generated by the three previous operators, UMHK, SMTF and Gécamines, was copied and freighted to the UK. The data comprised principally drill hole logs and laboratory assay reports, topographic and geological maps and stratigraphic cross sections along drill hole fences. The data weighed in at about a quarter of a tonne.

The database was updated to include drill hole data from the TFM - 1997 drilling program.

14.1.2

Data Input

For all deposits, the data generated by the three previous operators from trenches, adits and drill holes were coded and entered on to computer using Komputer Keyes Data Entry Emulator software. The input comprised stratigraphic, structural, mineralogical and assay results, and surface and down-hole survey data. Topographic contours, surface geological maps and provisional cross sectional stratigraphic interpretations were digitized. Analytical data comprised total copper and cobalt assays, acid soluble copper and cobalt assays by SMTF, a small number of oxide copper and cobalt assays by UMHK and Gécamines, check assays by SMTF and Rhokana for some of all the above, gangue acid consumption determinations by SMTF and minor numbers of assays for calcium oxide, copper as malachite and copper as pseudomalachite. The major part of this data input phase occupied the four months from February through May 1997.

Data from the TFM – 1997 drilling program has also been added to the electronic database for each deposit.

14.1.3

Data Checking

The major part of the checking and correction of input data by KSLE occupied the period March through May 1997. Maps and sections were generated to identify errors. The software used for producing these maps and sections, and for all subsequent stages of data handling, plotting, statistics, modeling, resource estimation, pit design and scheduling was Medsystem , licensed by Mintec Inc. of Tucson, Arizona.

In addition to the data checking undertaken by KSLE, Mintec and NMS undertook additional checking of the TFM - 1997 drilling program results included in the electronic database used for resource estimation. While at site, the database entries were compared to original logs and assay certificates for a total of seven of 46 holes drilled at Tenke.

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14.1.4

Check Assays

Check assays were examined by KSLE by generating scatter plots between them and the original assays. No attempt was been made to classify the original assay results by date or laboratory, so no observations could be made on quality of sample preparation or performance of individual laboratories. The data have, however, been classified by deposit for convenience. Sample population assay means and correlation coefficients, classified by sample type and analysis, are summarized in Tables 14.1 and 14.2. In the Tables the assays are abbreviated as follows:

  TCu - original total copper, ACu - original acid soluble copper

  TCo - original total cobalt, ACo - original acid soluble cobalt

  CTCu - check total copper, CACu - check acid soluble copper

  CTCo - check total cobalt, CACo - check acid soluble cobalt

For all mineral resource estimation procedures, only original assays were utilized.

14.2

KWATEBALA

The Kwatebala data set contains 611 samples with check assays for total and acid soluble copper and cobalt in addition to the original assays.

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Table 14.1 Kwatebala Assays Originals vs Checks
Sample Type	N	Orig	Check	Corr	Orig	Check	Corr	Orig	Check	Corr	Orig	Check	Corr
		Mean TCu	Mean CTCu	Coef TCu	Mean ACu	Mean CACu	Coef ACu	Mean TCo	Mean CTCo	Coef TCo	Mean ACo	Mean CACo	Coef ACo
Trenches	8	3.250	2.871	0.032	2.813	2.865	0.031	0.200	0.167	0.671	0.129	0.150	0.700
Adits	186	3.756	4.114	0.995	3.484	4.037	0.991	0.306	0.397	0.989	0.237	0.383	0.983
SMTF D/H	417	3.806	4.083	0.949	3.480	3.955	0.950	0.329	0.356	0.976	0.288	0.343	0.966

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For the eight trench assays the number of samples was probably too few to permit meaningful observations, other than to say that the scatter plots showed good correlation for six of the eight copper assays, and poor correlation for cobalt.

For the 186 adit samples the copper plots showed excellent correlation, although with a consistent negative bias, i.e. the check assays are almost all higher than the originals. This was reflected by the mean of the check assays at 4.11% TCu being more than the mean of the originals at 3.76% TCu. For cobalt the situation was similar, although with stronger negative bias.

For the 417 SMTF drill hole samples, both total and acid soluble copper showed very good overall correlation with little overall bias, although with some wide scatter below 10%, indicating that precision (variability) was not as good as for the adit samples. Again, the mean of the originals was safely less than the mean of the checks. For total cobalt, overall bias was again negative, with means of 0.33% (originals) vs 0.36% (checks), but again precision wais poorer than for the adit samples. This relationship was maintained for acid soluble cobalt where bias continued negative, and precision was slightly poorer than for total cobalt.

14.3

FUNGURUME

A total of 6,084 samples contributing 23,914 check assays were entered on to the Fungurume database as shown in Table 16.2. The majority (4 times 4,263) were check assays in SMTF drill holes. Trenches and adits contributed 889 and 790 samples respectively, each with four check assays, and UMHK and Gécamines drill holes made up the balance of 144 samples.

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Table 14.2 Fungurume Assays Original vs Checks
Sample Type	N	Orig Mean TCu	Check Mean CTCu	Corr Coef TCu	Orig Mean ACu	Check Mean CACu	Corr Coef ACu	Orig Mean TCo	Check Mean CTCo	Corr Coef TCo	Orig Mean ACo	Check Mean CACo	Corr Coef ACo
Trenches	889	6.920	7.233	0.936	6.392	7.131	0.927	0.661	0.778	0.916	0.478	0.684	0.926
Adits	790	5.396	5.682	0.966	5.018	5.406	0.959	0.747	0.894	0.971	0.558	0.765	0.965
UMHK D/H	122	1.631	1.608	1.000	-	-	-	-	-	-	-	-	-
SMTF D/H	4263	4.866	5.085	0.979	2.871	2.980	0.948	0.388	0.434	0.887	0.225	0.322	0.659
Géca D/H	20+4[1]	9.257	8.831	0.997	-	-	-	1.610	1.810	0.797	-	-	-

1Note: only 4 of the 20 Gécamines samples were assayed for Co

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For the 889 trench assays, the total copper plot showed excellent overall correlation with a very slight negative bias, but with several assays scattered away from the 45o no bias line. For acid soluble copper the negative bias was more pronounced. For cobalt bias was also negative overall and precision was questionable.

For the 790 adit samples, the copper plots showed excellent correlation and better precision than those for the trench samples. For cobalt, the situation was similar, although with stronger negative bias.

For the 122 UMHK drill hole samples, there exist originals and checks of total copper assays only. The scatter plot exhibited virtually perfect correlation for both accuracy and precision with only very slight positive bias, demonstrated by the regression line coinciding with the 45° ideal, and the mean of originals 1.63% TCu being marginally higher than the mean of checks 1.61% TCu.

For the 4,263 SMTF drill hole samples, the copper plots showed very good overall correlation with virtually no bias. However, the scatter for the acid soluble copper showed a concentration of original assays up to 12% ACu which were not well corroborated by the respective CACu check assays. This lack of precision appears to be exhibited by relatively few assays when compared with the large data set from 4,263 samples. However, KSLE noted that this sort of situation should be investigated if it occurs in the future. For cobalt, the plots show very similar distributions to those for trench assays, i.e. negative bias and some scatter in precision.

The 20 samples from Gécamines’ drill holes exhibited good correlation for total copper, with mean of originals 9.26% slightly higher than mean of checks 8.83%, demonstrating a positive bias overall. Finally, of four Gécamines samples assayed for total cobalt originals, three checks were good and one was not.

14.3.1

Conclusions

The KSLE study of the check assay data revealed that the great majority of the means of the various populations of original assays, which were used for resource estimation, were lower grade than the means of the check assays, therefore the Draft Feasibility Study resource model grade estimation tended towards the conservative.

The KSLE comparison of check assays against original assays suggested that there was some bias. They did not know at which stage of the sampling process the errors may have been caused, i.e. sample selection, sample preparation, assaying or any combination thereof. They also suggested that any such divergence revealed in future work would require investigation and remedial action.

14.4

PHELPS DODGE DATABASE CONSTRUCTION

14.4.1

General

As described in Section 14.1 above, electronic databases were first constructed for all deposits on the concessions in 1997 and 1998 as part of a feasibility study commissioned by TMC. TMC hired Kilborn SNC Lavalin Europe Limited (KSLE) to construct geological models of the various deposits. KSLE chose Mintec’s MineSightÒ software to manage the sample data and complete model construction.

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KSLE treated the trench and adit data as drill holes and individual samples from the trench/adit as assay intervals. In the case of trenches, a point was chosen as the "collar" and the direction and plunge of the trench estimated and used as the "downhole" survey. Similarly, the portal of an adit or the start of a cross-cut was chosen as the "collar" and a survey of the drift used as the "downhole" survey.

The original samples in the trenches and adits were taken perpendicular to the dip of the beds, that is, along a true width within the section. The excavations, however, were rarely oriented in a manner that was exactly along strike, but rather in the orientation of the trench or adit. As such, KSLE projected the assay grade from samples collected as a series of sub-parallel cuts to their "pseudo-drill hole" oriented at some angle to the sample channel. The impact of this way of using the data was not tested in detail, but is not thought to be a significant problem in the estimation of grade.

Phelps Dodge obtained the drilling, trench and adit data for Kwatebala as a series of MineSightÒ files. The data were not exactly as taken from the logs, but rather had been modified in several iterations as codes were added. For example, if a single, one-meter assay interval had two rock codes, it was often broken into two assay intervals. The resulting database had numerous errors, most of them associated with these split intervals. Mr. R. D. Scott of Phelps Dodge Exploration-Africa dumped the data from MineSight files to ASCII files that could be loaded into Excel. The data were checked and split assay intervals recombined to their original length. This "clean" file of data was used as a starting point for the feasibility model.

The "clean" data file still had a significant number of assay interval errors. To compound the problem, many split intervals had one interval with the correct assays and one interval with all assays shown as missing. In order to fix these problems, all intervals were flagged where the TCu assay was identical to value from the preceding interval and where valid TCu assays were preceded or followed by missing intervals. A total of 5,451 intervals were flagged and compared to the drill logs and assay sheets. Of these, 370 required editing.

In addition to the fields in the existing Kwatebala database, the following information was added for the Feasibility Study:

  Sample number

  Length of core recovered

  Core recovery

  CaO (UMHK only)

  Copper and cobalt mineralogy codes

  Water levels

Adding the sample numbers insured that each original assay pulp was associated with a unique drill hole interval, with no gaps or overlaps.

IMC assembled the database for Goma from the original drill logs of the SMTF and UMHK drilling. IMC received an electronic database for the Goma area from PD. This database, which also originated from the 1997-98 KSLE work, was incomplete in that it did not include all of the available information from the drill logs. In addition, the Goma database had the same problems with split intervals that were observed in the Kwatebala data.

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Initially, IMC requested paper drill logs to check the electronic database. However, once the above issues were identified, IMC keypunched the assay database from the scanned copies of the original paper logs as provided by PD. There was no paper or scanned log information immediately available for the adit and trenches in the area, so that information from the PD electronic database was integrated with the hand entered drill hole data to assemble a complete database. The fields used for SMTF and UMHK drill data for Goma are generally the same fields used for Kwatebala.

PD obtained the drilling and trench data for Fwaulu in MineSight® format from Mintec, Inc. in August, 2006. For the most part, the data were taken as is, except for the checks described below. It was noted that ten UMHK holes were missing from the Mintec database, so these were hand entered and added to the other holes. Eight of the ten holes did not have assays, since the holes either failed to intersect the Mine Series, or they failed to intersect significant mineralization.

14.4.2 Data Validation

Data validation activities to support modeling began with the review of the existing drill-hole databases and their methods of construction. As described above, the Kwatebala review resulted in extensive data checking, additions and validation, culminating in the creation of a new database. After the first round of checking and data entry, the information was loaded to MineSight . Printouts were then made from the MineSight® files and these hard copies were used to check every assay interval in the database against the geologic logs and assay certificates.

In addition to this manual checking, computer outlier checks were run for erroneous rock-type codes. Suspect intervals were checked against the original logs and reconciled. The database also had samples with assays, but no rock type codes. These were identified throughout the modeling process, resulting in adding an item in the database for a rock code for each sample with an assay value. For example, there were places in the database where a code of “unknown” was given to an interval that was assayed. Using the assay and the position of the sample in space, a code was given to the interval that was interpreted to be reasonable, allowing for the assay to be used in interpolation. This code, RTYPM was used for statistical analyses and for controlling grade interpolation of the different rock types in the model. The original rock code, RTYPE was maintained in a separate field.

The Kwatebala database was also checked by R.L. Sandefur using procedures developed by Chlumsky Armbrust & Meyer (CAM) for mathematical and statistical validation of exploration databases. The check procedures included:

  Check for duplicate collars

  Check for twin holes

  Check of surface collared holes against surface topography

  Check for statistically anomalous downhole surveys

  Check for overlapping assays

  Check for 0 length assays

  Review of assay statistics by grade class

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  Review of assay statistics by length class.

  Checks for holes bottomed in ore

  Check for assay values successively the same

  Check for assay spikes

  Check for downhole contamination by decay analysis

  Check of total grade thickness by hole

This work was done using CAM software, external to MineSight . A list of possible problems was printed and given to PD. These were investigated and corrections made as necessary.

Goma data validation was completed by comparing the IMC keypunched database against the PD provided electronic database. If there were differences, the IMC keypunched data were checked against the paper logs and corrected if required.

Locally poor core recovery has been an issue for all of the drilling campaigns in the project area. The impacts of poor recovery have not been understood in the past, primarily because the recovery data had never been put into an electronic database. With the addition of this information to the current database, it is now possible to investigate this issue.

Average core recovery varies by unit, from a low of 75% in the vuggy RSC unit, to above 85% in the other mineralized horizons. The length-weighted percentage of intervals with recoveries over 70% is only 64% for the RSC unit. For RSF and SDB, these percentages increase to 85% and 87%, respectively.

IMC and PD ran statistical analyses on the Goma and Kwatebala databases, respectively, to determine if there is any relationship between core recovery and metal grades. These analyses showed that there is no relationship. For example, the correlation coefficient between TCu and core recovery at Kwatebala is near zero for SDB, RSC and RSF. This demonstrates that metal grades are not biased in zones of low recovery. However, it is likely that the smaller sample size associated with low recovery zones contributes to high local variability (nugget effect).

Some of the adit “collars” were found to be incorrectly located in the KSLE database because of the way the location stake was originally placed. The survey stake for an adit was placed approximately 20 m down-slope from where the adit was driven. This was done to allow for a small dump from the excavation to be placed at the portal without burying the survey stake so it could be located for future reference. This discrepancy was reconciled in the database used for the current model.

Kwatebala drill hole collars that could be identified in the field were re-surveyed to check coordinates and elevations. Elevation differences were found between the old and new surveys while the X-Y positions of the holes were found to be reliable. The elevation difference (approximately 20 m) is consistent and probably relates to a difference in the elevation datum used for the Gauss coordinate system versus the UTM system.

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Plans are in place to convert the entire project to UTM coordinates; however, the currently used Gauss coordinates are internally consistent and drill-hole collar elevations match the Gauss based topography from the Mintec models.

For Fwaulu, a collar plot was generated from the Mintec database and compared to a hand-drafted drill hole location map from Gécamines. This comparison showed that three of the UMHK holes had incorrect collar coordinates in the Mintec database. These were checked against the drill logs and corrected accordingly. Due to coordinate transcription errors these holes were mis-located up to 400m.

As described above, ten Fwaulu holes were missing from the database and these were added. Sample intervals in the Mintec database show the same artificial splits that were noted in the other data sets, but these were not corrected for this study. The entire Fwaulu database needs to be thoroughly checked and edited as has been done for Kwatebala and Goma.

14.5	PHELPS DODGE QUALITY ASSURANCE/QUALITY CONTROL

14.5.1	Review of Historic QA/QC

Each of the historic drill campaigns included some QA/QC on the analytical work. IMC entered all available QA/QC from the Goma district as part of their database construction. For Kwatebala, the historic QA/QC is recorded on the drill logs, but has not been entered into an electronic database.

IMC performed an analysis of the historic QA/QC data from Goma. The UMHK drilling includes only 17 repeat assays, too few to be of any statistical validity. The SMTF database includes 389 check assays and the checks for TCu, ASCu, TCo and ASCo are consistently higher than the original assays. IMC concluded that “Without additional documentation or support, the checks and repeats within the drill logs are of little value and the results of the comparisons are inconclusive”.

The feasibility work completed by Tenke Fungurume Mining SRAL in 1998 included several analyses of the historic QA/QC data as well as resampling programs by TMC and independent consultants. This work is summarized in several documents in the Data Room. These documents were reviewed for Phelps Dodge Exploration by Jeffery A. Jaacks of Geochemical Applications International, Inc. Jaacks concluded that:

“The work conducted to date indicates acceptable reproducibility for check samples with the possible exception of the acid soluble cobalt. This reproducibility problem appears to be an issue of laboratory procedure which can be addressed by using the same procedure at all of the labs utilized in the studies.”

Further, the report offered:

“Recovery calculations should be addressed by bulk samples used in metallurgical tests, rather than acid soluble analyses biased by laboratory procedure.”

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14.5.2 PD Check Assays and Soluble Correction Factors

Beginning in 2005, the Phelps Dodge Process Technology Center (PTC) completed replicate analyses and detailed mineralogy for 769 samples from earlier SMTF and TMC campaigns at Kwatebala. This number represents about 7% of the assays in the ore-grade intervals. The purpose of the work was to validate assays from historic drill campaigns and develop relationships among the historic acid soluble assays, the standard Phelps Dodge acid soluble procedures and copper/cobalt mineralogy.

Comparisons demonstrate that the historical SMTF and TMC assays for total copper and cobalt are statistically identical to the PTC results, with no systematic bias in the original assays. The amount of scatter between originals and duplicates for TCu and TCo is higher for SMTF than for TMC, but in all cases there is a good match in the means of the corresponding data sets.

Early in the modeling process, attempts were made to relate leach recoveries from metallurgical tests to copper and cobalt mineralogy and to acid soluble/total metal ratios from the PTC analyses. In order for this to work effectively, the relationships among the various acid soluble analytical techniques must be understood, since SMTF, TMC and the PTC all used different methodologies.

It is well known that acid-soluble procedures are very sensitive to heat, time of extraction and the combination of reagents used in the dissolution. The techniques used for ASCu and ASCo by SMTF used heated solutions and are therefore more aggressive than the PD methods. The TMC method for ASCu is also more aggressive, while the ASCo method is less aggressive, especially for high-grade samples. These differences in methodology were reconciled by comparisons of the assay pairs and a resultant regression analysis.

Based on the regression analysis, the following adjustment factors were applied to acid soluble data from the various campaigns for both Kwatebala and Goma to make them equivalent to the standard PD acid soluble methods:

  SMTF Acid Soluble Copper x 0.93 = Adjusted Acid Soluble Copper

  SMTF Acid Soluble Cobalt x 0.91 = Adjusted Acid Soluble Cobalt

  TMC Acid Soluble Copper x 0.89 = Adjusted Acid Soluble Copper (Kwatebala only)

No factor was applied to TMC Acid Soluble Cobalt assays, because there was a large amount of scatter between the TMC and PTC analyses and the TMC data are generally more conservative for ASCo values of 0.4% and above.

As the modeling progressed, additional recovery information from metallurgical tests on oxide material became available. Based on this work, project metallurgists provided recovery figures to use for copper and cobalt in the oxide zone; therefore, the adjustment factors described above were used in interpolating ratios for the mixed oxide/sulfide zone for Kwatebala only. The mixed mineralization constitutes a minor component of the mineable reserve for this deposit.

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14.5.3 Comparison of Data from Different Sampling Campaigns

As outlined above, drill hole data (assays, geologic logs, etc.) from the Tenke Fungurume project were acquired during several different drill campaigns run by different companies. The oldest campaign in the district was carried out by UMHK. During the Phelps Dodge resurvey program described above, collars for 18 of the 76 holes drilled by UMHK were recovered in the field, so the existence of the holes has been verified. Although a small amount of core has been located from UMHK holes drilled elsewhere on the concessions, no core, pulps, or coarse reject materials have been located from the Kwatebala or Goma areas, making it impossible to run check assays on these holes. This has raised concerns about using UMHK’s TCu and TCo assays in the feasibility resource model. A study of this drilling was made to evaluate the quality of the UMHK data and to determine the implications of using or not using these data in the Kwatebala resource estimate.

UMHK was a technically competent organization with significant experience in the copper belt. Although no material remains from the UMHK drilling at Kwatebala, other tests can be done to support the use of their data in the feasibility resource model. Major conclusions from these studies are as follows:

  There is no reason to reject the results from UMHK drilling based on a comparison between twin holes and closely-spaced vertical/angle pairs. Included in these comparisons are results from two twin holes drilled by PD

  There is no suggestion of systematic bias in terms of stratigraphic thickness, stratigraphic position, or TCu grade

  There is an apparent conservative bias in UMHK holes for TCo, but this does not preclude using these assays in resource estimation

  Local and global grade estimates will not be nearly as good in the areas of UMHK drilling if the UMHK composites are not used for interpolation

  Use of UMHK data has no adverse effects on the local and global grade estimates around the non-UMHK holes

  Depending on cut-off, there is a 10 to 20% increase in measured and indicated resources resulting from use of the UMHK data in the resource model. This has a significant impact on the economics of the Kwatebala deposit and the project as a whole. In particular, the southeast portion of the Kwatebala deposit is not mined if UMHK data are not used, due to lack of interpolated blocks in this area

IMC completed a nearest neighbor comparison between closely-spaced SMTF and UMHK drill-hole assays from the Goma deposits. There were sufficient pairs spaced 10 to 20 m apart that a reasonable statistical comparison could be completed for total copper and total cobalt. Pairing of trench data or adit data to SMTF or UMHK drill holes did not find a sufficient number of close-spaced pairs to provide meaningful results.

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The nearest neighbor process as applied by IMC finds all pairs of assay data from alternative sources that are within a given separation distance. For the first test, SMTF total copper assays were paired with UMHK total copper assays within 10 and 20 m of each other. The same procedure was then applied to total cobalt assays. The paired data sets are then compared statistically to determine if they can be accepted as being from the same population. A number of hypothesis tests are performed as well as a review of the cumulative frequency plots of both populations.

The nearest neighbor pairings were applied to assays and to 5m down hole composites. The results indicate that the UMHK and SMTF total copper and total cobalt assay data could be commingled. Cumulative frequency plots for both total copper and total cobalt for the two drill types illustrate the same results as the hypothesis tests.

The conclusion reached by these analyses is that the UMHK data can be used in grade estimation and that such use improves the quality of the resource estimate, hence reducing project risk.

In addition to the data comparisons involving UMHK, PD twinned two SMTF holes as part of the 2006 campaign. These holes are part of the geostatistical cross. PD hole PD1A01 twinned SMTF holes T235 and T236, while PD1A05 twinned SMTF hole T237. A comparison of these twins shows:

  Similar trends in terms of grade distribution within each unit

  Excellent correlation in the average thicknesses of the mineralized units

  Highly variable correlations in the average copper and cobalt grades of the three main mineralized units. This type of variable grade correlation has been observed in other twins drilled on the property. In terms of percent differences, there will probably be more variation in local cobalt estimates than there will be for copper

This twin comparison did not reveal any issues with the SMTF holes.

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15. ADJACENT PROPERTIES

Mineral concessions held by other third parties surround the Tenke Fungurume concessions. Apart from artisnal mining of high grade copper and cobalt outcrops there is no significant history of exploration or mining activity immediately to the north, east or west of the Tenke Fungurume concessions. However, due south of the Fungurume concession lies the historic kakanda mine where high grade copper and cobalt mining continues.

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16.	MINERAL PROCESSING AND METALLURGICAL TESTING

16.1	METALLURGY AND FLOWSHEET DEVELOPMENT

The Tenke Fungurume District in the DRC consists of several deposits (Kwatebala, Fungurume, Goma, Kabwe, Shimbidi and Fwaulu) in which the average valuable metal content varies from 2.0 to 6.0% Cu and 0.2 to 0.5% Co. Copper occurs in the ore as copper oxide, predominantly malachite with trace amounts of pseudomalachite and chrysocolla. Cobalt appears as heterogenite, a hydrated cobalt oxide which may contain variable quantities of copper, iron and nickel. Gangue mineralization is quartz, muscovite, tourmaline and chlorite; dolomite is a significant part of certain areas within the ore zones.

Extraction of copper from oxide-type minerals has been commercially practiced for many decades. Unit operations required for the process are technically proven and examples of similar type units currently operating can be found. The Tenke flowsheet includes atmospheric leaching of ground ore followed by solution extraction and electrowinning for copper recovery. The presence of cobalt in the ore requires additional processing operations. A reducing condition is required to co-extract cobalt as the readily soluble cobaltous (+2) ion, rather than the relatively insoluble cobaltic (+3) ion. Reducing conditions are achieved through the addition of gaseous sulfur dioxide to the leach. Cobalt-rich liquor, bled from the copper solution extraction process, undergoes purification steps prior to precipitation of an intermediate hydroxide. The intermediate hydroxide is then re-dissolved in acid and undergoes further refining prior to electrowinning of the metal. Flowsheet development has focused on optimizing the copper recovery unit operations in conjunction with identifying and optimizing cobalt purification and refining steps.

The flowsheet evolved through three options: 50,000 tpa copper, 130,000 tpa copper and 115,000 tpa copper. The 115,000 tpa option was selected for this phase of the project. Cobalt flowsheet options have included intermediate products, off-site refining to electrowon metal and on-site refining. On-site refining to electrowon metal at 8,000 tpa capacity has been selected although this capacity could change as marketing and sales arrangements are better defined.

Three phases of flowsheet development have been undertaken. Primarily the flowsheet and testwork documented in the 1998 Definitive Feasibility Study were reviewed, optimized through option studies and then used as a basis for the 50,000 tpa plant option. Verification of design criteria was limited to testwork on samples obtained during previous studies. The recovery of bulk samples from site was not possible until late 2005. The second phase of flowsheet development occurred when surface samples were recovered from site and data specific to the Kwatebala orebody became available to improve the accuracy of design parameters. The third phase of flowsheet development was a result of the integrated pilot plant testwork undertaken on Kwatebala orebody samples from adits and trenches.

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16.2 INTEGRATED PILOTING ON KWATEBALA SAMPLES

A thorough metallurgical ore testing program was accomplished on samples representing the early years of mining activity at Tenke Fungurume and encompassed materials from the Upper, Intermediate and Lower Ore Zones. This work began with bench scale development and confirmation testing and concluded with three pilot campaigns. Bench scale and confirmatory tests were conducted with both individual and blended ore zone samples. Campaign One of the integrated pilot plant operated with a composite ore containing 60% Lower Ore Zone material and 40% Upper Ore Zone material and demonstrated the process from comminution through copper solution extraction (SX), electrowinning (EW) and cobalt hydroxide precipitation.

Approximately 1,100 kg of the composite ore was treated in Campaign One. A single LME Grade A copper cathode, weighing 38.2 kg, was produced. Cobalt hydroxide, or an intermediate basic cobalt sulfate product containing from 40% to 45% cobalt, was produced. The magnesium and copper content of this product ranged from 3% to 5% and 0.5% to 1%, respectively.

The overall copper and cobalt deportments for Campaign One are summarized in Table 16.1.

Table 16.1
Overall Copper and Cobalt Results – Campaign One
		%		%
Process Stream	% Cu	Distribution	% Co	Distribution
Ore Feed	4.79	100.0	0.49	100.0
Copper Cathode	99.99	98.2
Leach Residue	0.07	1.3	0.06	10.0
Cobalt Hydroxide	1.1	0.2	42.0	88.0
Iron/Aluminum/Manganese Precipitate	0.09	0.3	0.05	2.0

Comminution testing indicates that the ore zones tested are very soft to soft, although the Intermediate Ore Zone contained some harder silica bearing material. Chemical analyses of the individual ore zone samples reaffirmed the highly variable nature of the copper and cobalt grades, further underscoring the need for stockpiling and an aggressive blending regime prior to milling.

The first pilot plant campaign operation yielded copper and cobalt leaching extractions exceeding 98% and 90% respectively. Mineralogical assessment of the leach feed and residue confirmed that the material was well leached. Based on measured additions of concentrated sulfuric acid (H2SO4) and 100% sulfur dioxide (SO2) to the leach circuit, the estimated annual consumption of sulfur is 72,000 dmtpa, excluding the cobalt refinery requirements.

Copper solution extraction (SX) and electrowinning (EW) were examined in pilot scale. High and low-grade pregnant leach solutions (PLS) were fed to an “optimized series parallel circuit”, using approximately 30% (vol/vol) Cognis LIX984N extractant and Chevron/Phillips SX-80 diluent. Copper extractions realized in the high and low-grade PLS circuits were 91% and 95%, respectively.

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The solution extraction operation was hampered during the last several days of Campaign One by the presence of colloidal, particulate and dissolved silica, which gradually accumulated throughout the circuit to approximate levels of 300 to 400 ppm. The presence of colloidal silica gave rise to phase separation issues and the presence of a third phase in the mixer and settler units. During Campaign Two, improved control of phase separation in the solution extraction circuit was addressed via a coagulant, Polyox, which was used to flocculate the silica, removing it from the PLS streams. The effectiveness of Polyox to maintain adequate phase separation was demonstrated again to a limited extent during Campaign Three. Silica control in the actual operation will undoubtedly entail a multi-step procedure utilizing best management practices from other PDMC operations.

Low-grade raffinate from the solution extraction circuit reported to further processing in the metal impurity removal and cobalt hydroxide precipitation stages. A two-stage impurity removal circuit was employed to first remove iron, aluminum and manganese, followed by residual copper in the latter stage.

Cobalt hydroxide precipitation was carried out in a two-stage circuit, with magnesium oxide added as the precipitating agent. The resulting cobalt product contained from 40% to 45% cobalt, with magnesium and copper contents ranging from 3% to 5% and 0.5% to 1%, respectively.

Integrated pilot plant products and residues were supplied to various metallurgical and environmental consulting firms and equipment suppliers to conduct ancillary work in support of process stream filtration, thickening, tailings deposition and confirmation of process water recycle. These results are captured within the process testwork and environmental summaries in the Feasibility Study document. Mass balance data and product chemistry were provided for comparison with the MetSim® model and to potential clients interested in acquiring the crude intermediate hydroxide.

Bench scale testwork in support of the cobalt refinery and subsequent production of metallic cobalt is in progress. Initial laboratory results imply that multiple stages of ion exchange (IX) may be required to yield an appropriate quality feed liquor for use in the cobalt EW circuit. At present, a combination of IX resins is proposed; the projected overall cobalt quality is in line with best available practice for cobalt metal refining circuits.

16.3 SUMMARY OF METAL EXTRACTIONS

The extractions for Cu, Co Fe, Mn and Al, for all three pilot plant campaigns are summarized in Table 16.2 along with the design values being used. The design is based upon lower cobalt and copper extractions than achieved in the pilot plant testwork to be consistent with the mine plan and project economic model.

The mine plan, project economic model and process plant design are based upon overall plant recoveries of 95% Cu and 83.3% Co.

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Table 16.2
Pilot Plant Extraction Results
	Campaign 1			Campaign 2			Campaign 3			Pilot	Design
Parameter										Plant	Criteria/
	Min	Max	Average	Min	Max	Average	Min	Max	Average	Average [1]	Metsim®
Mass Loss (%)	-5.4	27.8	11.5	12.5	20.5	16.2	13.3	23.1	16.7	14.4	11
Co (Solids basis %)
Tank 6 Discharge MB	80.3	96.3	89.8	95.0	96.3	95.5	82.8	93.7	90.2	90.7	88.5
Cu (Solids basis %)
Tank 6 Discharge MB	98.4	99.4	98.8	98.6	99.1	98.8	97.8	98.8	98.5	98.7	95.6

Mn Extraction	71.7	93.2	86.7	90.4	90.9	90.5	88.7	92.4	90.7	88.9	90
Fe (Solids basis)	-13.6	19.9	3.5	-2.3	16.7	9.8	-5.8	15.1	7.1	6.4	5
Fe Extraction	-2.8	6.8	1.8	-1.3	3.6	1.1	0.9	3.1	2.2	1.9	5
Al Extraction	No values	No values	No values	-0.08	0.9	0.4	0.6	0.9	0.7	0.6	3

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17.	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1	RESOURCE ESTIMATE

17.1.1	Introduction

Models of the mineralization at Kwatebala, Goma and Fwaulu were completed as a part of the Tenke Mining Company Feasibility Study of 1998. These models, constructed by consultants from KSLE and Mintec for TMC, delineated the three-dimensional distribution of the resources. Three mineralized horizons were defined in these models that roughly conform to stratigraphy:

  The Upper Horizon (UOB) consisting of SDB and adjacent mineralization in the RSC

  The Lower Horizon (LOB) comprising the RSF and adjacent mineralization in the RSC and RAT

  The discontinuous Intermediate Horizon (IOB), consisting of the RSC. The IOB was generally modeled only where the entire unit was assayed and the grades were above cut-off

These mineralized horizons were defined on the basis of grade, typically a copper-equivalent, combining Cu with some multiple of the Co grade, usually using a factor of between 8 and 12. Each horizon was further divided into “limbs” consisting of relatively undeformed, consistent pieces of the stratigraphy to facilitate wireframe modeling and geostatistical analysis. This earlier model for Kwatebala was modified during the scoping studies conducted by Phelps Dodge between 2002 and 2005. A preliminary audit of the Kwatebala scoping model in October, 2005 indicated that improvements were possible by some modeling changes.

New geological models were constructed for Kwatebala by PD geologists and for Goma by IMC to support mine planning and production scheduling for the current feasibility. These new versions modeled stratigraphic units, rather than equivalent grade horizons.

A detailed look at the estimation of block grades in previous models showed that the mineralized equivalent grade horizon approach could over-estimate copper grade in the RSC. RSC often has +0.1% Co grades with 0.1 to +1% Cu, especially at the contacts with the overlying and underlying units. Problems arise when a portion of the RSC was included in either the upper or lower horizon because of the contained cobalt. This was not a large problem where the entire Intermediate horizon was broken out. Typically, however, only that part of the RSC near the contact with SDB and RSF was assayed. In these cases, the intermediate horizon was not modeled.

Since grade interpolation was not constrained in these earlier models at the stratigraphic boundaries, it is likely that copper grades are overestimated and cobalt grades underestimated. This problem led to the construction of new models that include an interpretation of the three-dimensional distribution of stratigraphic units. The units modeled, from oldest to youngest, include the RAT, RSF (including D. Strat), RSC, SDB, SD, CMN and Dipeta.

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The new Kwatebala model also includes a more detailed structural interpretation than earlier iterations. Previous models had places where the modeled horizons were obviously offset by faults, but no digitized strings representing the faults were present in the data delivered to Phelps Dodge. The new model has faults interpreted in three dimensions where necessitated by stratigraphic discontinuities, or where projected from surface mapping.

17.1.2 Block Model Configuration

The Kwatebala block model was prepared in MineSight . The model was built using the abbreviated local coordinate system following the approach of KSLE and Mintec. Project boundaries are given in the Table 17.1.

Table 17.1
Kwatebala Block Model Limits
Direction	Description	Minimum	Maximum	Distance	Block Size	Number
East (X)	Columns	19,000	21,600	2,600 m	5 m	520
North (Y)	Rows	24,500	26,000	1,500 m	5 m	300
Elevation (Z)	Levels	1,100	1,510	410 m	5 m	82

A block size of 5 by 5 by 5 m was chosen for initial modeling. As with most projects, the block size is a compromise among the likely smallest mining unit (SMU), the size needed to model the smallest significant geologic features and the average spacing between drill holes in the deposit.

The Goma block model was prepared by IMC using their in-house modeling package. The model file and supporting information have been converted to MineSightÒ format. The coordinate system and block size are the same as those used for Kwatebala.
Table 17.2
Goma Block Model Limits
Direction	Description	Minimum	Maximum	Distance	Block Size	Number
East (X)	Columns	13,500	16,000	2,500 m	5 m	500
North (Y)	Rows	21,900	24,500	2,600 m	5 m	520
Elevation (Z)	Levels	1,200	1,500	300 m	5 m	60

A Fwaulu block model was prepared by Mintec, using their MineSight software, as part of a larger study for TMC’s 2006 Resource Estimate Summary Report for the Tenke Fungurume Project. This model was given to PD in August, 2006 and modifications were made to bring it more in line with the Kwatebala model. The coordinate system is the same as that used for Kwatebala and Goma. The block size is larger.

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Table 17.3
Fwaulu Block Model Limits
Direction	Description	Minimum	Maximum	Distance	Block Size	Number
East (X)	Columns	15,500	18,500	3,000 m	10 m	300
North (Y)	Rows	24,000	26,500	2,500 m	10 m	250
Elevation (Z)	Levels	700	1,450	750 m	10 m	75

17.1.3	Rock Type Models

17.1.3.1	Kwatebala

Geological resource modeling of the Kwatebala deposit began with compilation, review and digitizing of existing geological mapping and cross-sectional interpretations. This was largely from work completed by UMHK and SMTF but also includes the horizon interpretations by KSLE and Mintec from ca. 1998. A revised, detailed interpretation of the stratigraphic and structural features of the deposit was developed through the construction of orthogonal geological cross sections spaced every 50 m through the deposit and for each 5 m level plan. This interpretation used all of the available surface and subsurface data completed by UMHK, SMTF and TMC.

The primary interpretation of the geology of the deposit was made from north-south sections spaced every 50 m through the deposit. Fault geometry was then interpreted and fault surfaces were generated. This structural interpretation served as the framework for interpreting the geometry of the stratigraphic section. Level maps were then interpreted for faults and the seven stratigraphic units.

The level plans were used to code the blocks in the model. Two predominant rock types (RTYP1 and RTYP2) were stored for blocks that straddle lithologic contacts. The percentages of each unit (RT1% and RT2%), normalized to 100%, were also stored. For blocks that are located completely within one unit, only RTYP1 received a code and RT1% is 100. This approach allowed for the interpolation of two separate grades in contact blocks and for calculating a weighted-average grade estimate using RT1% and RT2%. It also allowed for flexibility in that, if deemed appropriate, the RTYP1 grade estimates could be used and a dilution factor applied.

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Figure 17.1 Kwatebala Section 19,800 East

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Figure 17.2

Kwatebala Section 21,100 East

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Figure 17.3

Kwatebala Perspective View of Geology Model

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17.1.3.2 Goma

IMC interpreted stratigraphic contacts starting with conventional cross sections oriented northwest-southeast through the Goma deposits. The sections were digitized then adjusted on section, plan and in wire frame space. Final interpretation of the folded and faulted units was completed with three dimensional solid representations of the rock types with wire frame geometries. The interpreted geometries were spot checked by PD geologic staff.

The interpreted wire frame geometries were used to assign block codes to the block model on a nearest whole block basis.

The Goma component (southeast) was difficult to interpret due to the lack of data in that area. Supporting data was insufficient to complete the interpretation in that area. The trenches did not have geologic logging information in the database. However, IMC carefully reviewed the trench data and in many cases was able to assign geologic codes to the trench data based on its proximity to logged drill holes and based on the grade profile within the trench. A number of drill holes (40 to 45) were also assigned basic lithology guided by nearby holes and in particular, the signature grade profile within the holes.

The Kabwe (northwest) portion of the district generally comprises a single package of intact Mines Series stratigraphy and represents the western limb of the Goma syncline. In some cases, the limb is offset by flat faults. The Kabwe limb was assigned individual codes so that grade estimation would not cross limbs and would respect the local strike and dip of the limb of the bed.

Shimbidi is the most straightforward zone for interpretation within the Goma deposits. The beds all dip consistently to the northwest. Between Shimbidi and Goma, there is a lack of data and substantial confusion regarding the precise geometry of the beds. Consequently, there is no interpretation in the area between Shimbidi and Goma. However, the beds of these two zones have similar orientations, dipping to the northwest.

Southern Goma reflects a complete reversal of bed sequence as illustrated on plan maps. This is due to a tight anticlinal fold similar to that observed at Kwatebala. In some areas, one of the fold limbs is faulted out or interrupted by a RAT “intrusion”.

17.1.3.3 Fwaulu

The Mintec model received by PD uses triangulated solids to delineate the upper (SDB) and lower (RSF) horizons. These horizons, referred to as “limbs” are based on a nominal 1% copper equivalent cut-off, where Co values are multiplied by ten to determine the copper equivalent value. These wireframe solids may include the very upper and lower portions of the RSC unit.

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The Mintec wireframes were reviewed by PD geologists and compared to drill-hole intercepts and historic sections by Gécamines (1960’s vintage). Based on this review, the existing wireframes were either left as is or discarded and redrawn to better conform to the drill intercepts and historic geologic interpretations. In a few areas, new solids were constructed to capture mineralization not included in the Mintec model. The final solids were used to code the model using a new field called LMBPD, where 1 = the lower horizon and 5 = the upper horizon. The percentage of each block within the wireframe solids is stored in a field called PCTPD.

Mintec did not model the middle (RSC) horizon as a separate unit, even in areas where the entire RSC is assayed. Due to time constraints, PD stayed with this convention; therefore, the RSC represents potential upside for future models of this deposit.

17.1.4	Ore Type Models

17.1.4.1	Kwatebala

The database constructed by KSLE does not have mineralogy codes. Historically, the boundary between the oxide and mixed zones has been interpreted where the ratio of ASCu to TCu drops below 0.85. The boundary between the mixed and sulfide zones is taken where this ratio becomes less than 0.15.

The general copper mineralogy of the deposit was interpreted on north-south cross sections by Resource Evaluation, Inc. (REI) of Tucson. REI used the PD coded mineralogy, the acid soluble to total ratios and the GAC values to delineate the oxide, mixed and sulfide zones. The base of oxide generally occurs at about the 1,320 m elevation and the top of sulfide occurs at roughly 1,265 m elevation.

The interpreted sections were converted to 3D solids in MineSight®. The solids were then used to code blocks as oxide, mixed and sulfide on a majority code basis. Most of the deposit mined in the early years is in the oxide zone, shown to be predominately malachite with minor chrysocolla but also occasional chalcocite.

17.1.4.2 Goma

IMC and contractor personnel reviewed the geologic logs, mineral zone codes and acid soluble assay data in detail to develop an estimated top of sulfide mineralization for the Goma deposits. This elevation was typically indicated by reduced acid soluble assays, where available, and by the presence of logged sulfide minerals including chalcocite and carrollite. This elevation was interpreted or recorded from as many drill holes as possible and then plotted on the same set of interpretation sections as used for lithology. A surface was generated through the elevation pick points within the drill holes.

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The top of observed sulfides was modeled as a consistent elevation in the Goma Deposits. The Goma component averages about 1,330 m elevation. Kabwe central also averages about 1,330 m elevation. Shimbidi averages about 1,310 m elevation and the southwest end of Kabwe is about 1,320. The average elevation over the entire model is 1,322 m elevation. This surface was assigned as a code to the model. Above the surface, material is considered to be oxide mineralization. Below the surface, blocks should be considered as mixed and/or sulfides. In essence, all blocks below the surface will be treated as sulfide.

17.1.4.3 Fwaulu

Historic sections (1:1000 scale) by Gécamines were plotted. These include an interpretation of stratigraphy and structure and show oxide, mixed and sulfide ore blocks. UMHK data locally include “copper oxide” assays that can be used to determine acid soluble to total copper ratios. The historic sections and analytical data were used to interpret the base of oxide and the top of sulfide. The interpreted boundaries were used to construct solids and the solids were used to code blocks as oxide, mixed, or sulfide on a majority code basis.

In general, the oxide and sulfide surfaces are flat to gently dipping and locally mimic topography. The oxide zone is thin compared to Kwatebala, and rarely exceeds 100 m in thickness.

17.1.5 Water Table Models

Codes were added to the Kwatebala drill-hole database for presence or absence of water using data from original logs. A simple coding scheme was used identifying intervals in a drill hole as dry, wet, or unknown. Three-dimensional points were generated at the top of the water Table and a triangulated surface was generated from these points. Blocks in the model were coded from this surface to assist in the design of stable slopes and the estimation of operating costs.

Reviews of the water occurrence in Goma drill logs indicate that the interpreted mixed and sulfide surface is essentially the water table. The oxide vs. mixed sulfide code should be used as the water table at Goma, or an average elevation of 1,322 m could be used for simplicity. No water table model was prepared for Fwaulu.

17.1.6 Topography

Topography data was taken from earlier geological models of Kwatebala, Goma and Fwaulu completed by Mintec. Topography was added to the model using standard MineSight programs that calculate the percent of a block below topography.

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The approximate outlines of surface workings from illegal cobalt mining at Kwatebala were surveyed in the field using hand-held GPS. Most of these diggings are located in the SDB unit, but many also occur in the RSC. These data were loaded into MineSight and then compared to the modeled geology. The outlines were shifted as needed, to correspond to the modeled position of SDB and RSC. The shifted outlines were then draped onto the topographic surface. Depths of the individual pits were not measured in the field, so an approximate depth of eight meters was used to convert the draped outlines to 3D solids. The percentage of each block inside these solids was then subtracted from the topography percent. The model thus accounts for material that has already been removed through the illegal mining activity.

A similar methodology was used by IMC to account for illegal mining activity in the Goma area. Illegal mining activity at Fwaulu was not accounted for in the topographic model.

17.1.7 Density

The PD scoping model for Kwatebala used a bulk density of 2.5 g/cc for both ore and waste, while historically Gécamines has used 2.2 g/cc for oxide ore. This was identified as an important issue to be resolved in the feasibility model.

Density and porosity measurements are routinely made on core from the current PD program. Due to the vuggy nature of some of the host rocks, particularly RSC, the density measurements were made on sealed core. A statistical analysis was made using the 393 measurements available. The results of the density analysis are shown in Figure 17.4. These data were used to assign densities by rock type for both the Kwatebala and Goma models. In the case of Kwatebala, the density was assigned using the dominant rock type code (RTYP1) stored in each block. For Fwaulu, the SDB density was assigned to the upper horizon and the RSF density was assigned to the lower horizon. All other model blocks (representing RAT, RSC, CMN and Dipeta) were given a density of 2.5 g/cc.

Figure 17.4

2006 Density Measurements

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Table 17.4
Density Measurements by Rock Type
Rock Type (Code)	Density (g/cc)
RAT (11)	2.09
RSF (41)	2.24
RSC (51)	2.08
SDB (61)	2.17
SD (71)	2.24
CMN (81)	2.53
Dipeta (91)	2.53

17.1.8	Assay Adjustment

17.1.8.1	Kwatebala and Goma

At Kwatebala and Goma deposits there are a large number of unassayed intervals in potentially ore-grade units. The RSC was often assayed only in areas with visible copper mineralization, even though the entire unit can be well mineralized with cobalt. There are three options for handling these intervals:

  Leave the intervals as missing

  Set the copper and cobalt grades to zero

  Set the copper and cobalt grades to some constant

R.L. Sandefur of CAM completed a statistical analysis on the Kwatebala data base to address this issue for the RSC. He looked at average copper and cobalt grades in the RSC as a function of the percentage of the unit assayed in any given drill hole.

For TCu, his analysis shows that the average grade decreases when the percentage of the RSC assayed increases. This confirms that sampling in the RSC is biased toward material with higher grade copper mineralization and that leaving the unsampled intervals as missing will tend to overestimate TCu for this unit. Repeating this exercise after setting missing intervals to zero showed that copper would be underestimated, because the middle portion does carry low-grade copper mineralization. Sandefur recommended setting unassayed RSC to 0.30% TCu, because this constant resulted in fairly equal means, regardless of the percentage of the unit assayed. For Kwatebala, the TCUA item in the database was used to store the original values as well as the assigned values.

For TCo, Sandefur’s analysis showed that the mean grade does not vary much as a function of the percentage of the RSC assayed. He therefore recommended that these intervals be left as missing. Using this procedure, TCo interpolation may be based on grades from the edge of the RSC or from more distant composites; however, these estimates should be reliable given the more uniform nature of cobalt mineralization in the RSC.

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Missing values in the RAT are more problematic. RAT Grises, which lies directly below the RSF, may be the only portion of this unit that is assayed, since it often carries copper mineralization. The underlying RAT Lilas is generally low grade to unmineralized. To compound matters, a significant number of holes are terminated in RAT Grises, with the last assay in excess of 1% TCu.

Working with R.L. Sandefur and looking at the RAT grade profile as a function of distance from the RSF contact, rules were developed to replace missing values in this unit. These rules were applied working down section, i.e. away from the RSF contact, as follows:

  If the last assayed interval has a TCu grade of 0.4% TCu or less, the TCu assay for that interval is carried to the end of the RAT intercept. For TCo, last assays of 0.05% or less were propagated to the end of the RAT intercept

  If the last assayed interval has a TCu grade >0.4%, a value of 0.1% TCu was substituted for missing values to the end of the RAT intercept. For last TCo assays of >0.05%, a substituted value of 0.01% TCo was used

As with the RSC, these values were put in the TCUA and TCOA fields, leaving the original data intact. Missing intervals in other units were left as missing.

17.1.8.2 Goma

IMC took a more conservative approach for the Goma assay database. They set up fields for adjusted values and then selectively substituted zero values for TCu, ASCu, TCo and ASCo in some intervals with missing assays. Geologic logs were used to determine the presence or absence of mineralization in missing intervals and based on this, intervals were either set to zero or left as is. As noted above, using this method will likely underestimate copper and cobalt values in the RSC unit, but should not have a big impact on other units.

17.1.9 Assay Statistics

Statistical analyses were completed on the Kwatebala assay database, including histograms and cumulative-frequency plots of total copper and cobalt grades. The cumulative frequency plots for each rock type were examined for anomalous high-grade populations, as indicated by a change in slope in the cumulative frequency curve. Grade caps were set for TCu and TCo for each unit based on these grade breaks. Typically, less about 0.5% of the population was found to be anomalously high-grade.

Table 17.5
Kwatebala Grade Caps
Rock Type (Code)	%TCu Cap	%TCo Cap
RAT (11)	13.60	1.30
RSF (41)	23.30	4.40
RSC (51)	14.00	2.80
SDB (61)	No Capping	5.00
SD (71)	11.00	1.10
Dipeta (91)	2.70	0.40

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IMC followed a similar approach to determine grade caps for Goma.

Assay statistics for the Kwatebala database are summarized in Table 17.6. The adjusted values include all of the original assays plus assigned values for RSC and RAT, and capped values as described above.

The RSF is clearly the highest grade unit for copper, with a mean grade of 4.33% TCu. Both the RSF and SDB comprise high-grade copper populations with moderate coefficient of variation (COV) values. All previous models for the Tenke Fungurume district have used grade envelopes to define mineralized horizons. These envelopes have been defined by either a straight copper cut-off, or a copper equivalent cut-off. In both cases, the resulting upper and lower ore bodies have higher COV values for TCu than the stratigraphically defined SDB and RSF units used for the Feasibility Study. Other units, including the RSC, have high COV values due to the influence of a small number of high-grade assays. In summary, the stratigraphic units used in this study provide cleaner populations for the principal copper-bearing units than the cut-off defined units used in previous models.

COV values for cobalt are moderately high for the principal ore-bearing units. TCo is more erratically distributed in the RSF, as shown by a higher COV. The RSC unit has the lowest COV of the three cobalt-bearing units.

The effects of assigning values and capping high-grades can be seen by comparing the statistics for unadjusted and adjusted values. For RAT and RSC, the mean grades are significantly reduced and the COV values are generally lower for all units.

Table 17.6
Kwatebala Assay Statistics

Field	RTYPM	Valid	Missing	Length	Minimum	Maximum	Mean	Std.Dev.	COV
TCu	11	1,433	579	1486.1	0.01	28.00	1.471	2.212	1.504
	41	4,000	64	4355.3	0.01	50.00	4.327	3.808	0.880
	51	2,958	618	4051.1	0.01	29.00	0.802	1.615	2.013
	61	1,994	55	2377.4	0.01	18.20	2.256	2.193	0.972
	71	1,574	2,144	1745.0	0.01	28.80	0.874	1.789	2.046
	81	10	533	20.3	0.28	17.08	3.277	4.804	1.466
	91	49	489	54.7	0.01	30.00	1.472	2.984	2.027
	All	12,018	4,701	14089.8	0.01	50.00	2.223	3.043	1.369
TCu (Adj)	11	2,012	0	5115.8	0.01	13.60	0.505	1.277	2.527
	41	4,000	64	4355.3	0.01	23.30	4.321	3.765	0.871
	51	3,576	0	7932.9	0.01	14.00	0.552	1.117	2.023
	61	1,994	55	2377.4	0.01	18.20	2.256	2.193	0.972
	71	1,574	2,144	1745.0	0.01	11.00	0.849	1.559	1.836
	81	10	533	20.3	0.28	17.08	3.277	4.804	1.466
	91	49	489	54.7	0.01	2.70	0.947	0.857	0.905

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Table 17.6
Kwatebala Assay Statistics

Field	RTYPM	Valid	Missing	Length	Minimum	Maximum	Mean	Std.Dev.	COV
TCo	All	13,215	3,504	21601.3	0.01	23.30	1.516	2.592	1.710
	11	1,429	583	1466.1	0.01	3.00	0.118	0.218	1.855
	41	3,951	113	4203.4	0.01	6.40	0.282	0.490	1.736
	51	2,956	620	4049.1	0.01	5.72	0.309	0.362	1.172
	61	1,994	55	2377.4	0.01	7.20	0.526	0.836	1.591
	71	1,572	2,146	1743.0	0.01	3.50	0.096	0.217	2.274
	81	10	533	20.3	0.06	0.30	0.117	0.054	0.460
	91	49	489	54.7	0.01	1.20	0.089	0.118	1.326
	All	11,961	4,758	13913.9	0.01	7.20	0.290	0.508	1.755
TCo (Adj)	11	2,012	0	5115.8	0.01	1.30	0.050	0.111	2.239
	41	3,951	113	4203.4	0.01	4.40	0.281	0.480	1.706
	51	2,956	620	4049.1	0.01	2.80	0.306	0.337	1.101
	61	1,994	55	2377.4	0.01	5.00	0.522	0.810	1.553
	71	1,572	2,146	1743.0	0.01	1.10	0.088	0.143	1.624
	81	10	533	20.3	0.06	0.30	0.117	0.054	0.460
	91	49	489	54.7	0.01	0.40	0.085	0.097	1.142
	All	12,544	4,175	17563.6	0.01	5.00	0.232	0.448	1.931

17.1.10 Composites

17.1.10.1 Kwatebala

The Kwatebala composite file was generated honoring rock-type codes of the assay database. Length-weighted composites were calculated down the hole at 2.5 m intervals. At stratigraphic contacts, it is possible to generate composites with lengths of less than 2.5 m. If a composite was less than one meter in length, it was merged into the composite above. All composites were length-weighted in grade interpolation to account for the variable lengths.

Composite statistics for Kwatebala are shown in Table 17.7.

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Table 17.7
Kwatebala Composite Statistics

Field	RTYPM	Valid	Missing	Length	Minimum	Maximum	Mean	Std.Dev.	COV
	11	747	1372	1771.9	0.01	13.38	1.386	1.840	1.328
	41	1,820	31	4355.3	0.01	22.68	4.327	3.375	0.780
	51	1,931	1363	4580.6	0.01	14.41	0.786	1.334	1.697
TCu	61	1,006	42	2377.4	0.01	11.55	2.256	1.931	0.856
	71	878	4,630	1745.0	0.01	11.71	0.874	1.488	1.702
	81	12	1408	20.3	0.28	11.51	3.277	3.806	1.162
	91	29	2044	54.7	0.01	8.37	1.472	1.909	1.297
	All	6,423	11,559	14905.2	0.01	22.68	2.143	2.718	1.268
	11	2,119	0	5115.8	0.01	10.27	0.505	1.109	2.195
	41	1,820	31	4355.3	0.01	19.51	4.321	3.353	0.776
	51	3,294	0	7932.9	0.01	11.80	0.552	0.934	1.690
TCu (Adj)	61	1,006	42	2377.4	0.01	11.55	2.256	1.931	0.856
	71	878	4,630	1745.0	0.01	9.46	0.849	1.357	1.597
	81	12	1408	20.3	0.28	11.51	3.277	3.806	1.162
	91	29	2044	54.7	0.01	2.35	0.947	0.776	0.820
	All	9,158	8,824	21601.3	0.01	19.51	1.516	2.392	1.578
	11	737	1382	1746.9	0.01	1.42	0.112	0.163	1.452
	41	1,749	102	4203.4	0.01	3.20	0.282	0.406	1.439
	51	1,929	1365	4577.6	0.01	5.72	0.307	0.306	0.995
TCo	61	1,006	42	2377.4	0.01	4.81	0.526	0.706	1.344
	71	877	4,631	1744.0	0.01	2.47	0.096	0.189	1.969
	81	12	1408	20.3	0.06	0.23	0.117	0.046	0.390
	91	29	2044	54.7	0.01	0.29	0.089	0.084	0.944
	All	6,339	11,643	14724.2	0.01	5.72	0.286	0.426	1.489
TCo (Adj)	11	2,119	0	5115.8	0.01	0.99	0.050	0.096	1.933
	41	1,749	102	4203.4	0.01	3.20	0.281	0.400	1.424
	51	1,929	1365	4577.6	0.01	2.80	0.305	0.284	0.931
	61	1,006	42	2377.4	0.01	3.89	0.522	0.690	1.324
	71	877	4,631	1744.0	0.01	1.10	0.088	0.130	1.472
	81	12	1408	20.3	0.06	0.23	0.117	0.046	0.390
	91	29	2044	54.7	0.01	0.28	0.085	0.080	0.949
	All	7,721	10,261	18093.1	0.01	3.89	0.234	0.386	1.650

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17.1.10.2 Goma

IMC utilized a slightly unique compositing method for Goma which resulted in composites that were generally about 5 m long. The procedure was as follows:

  Lithologic boundaries are respected based on the logged rock units

  The length of each drill intercept within a lithologic zone was established and the interval length was divided by 5 m

  The number of intervals was rounded to the nearest integer value

  The integer value was divided into the original intercept length to find the composite length that would result in an integer number of composites within the rock unit

  The calculated down-hole composite length was used to establish composites of about 5 m long that respect the lithology boundaries

Statistics of the 5 m “geologic composites” by area, lithology and oxide code are shown in Table 17.8. Oxide code was not applied as a boundary during compositing, but is reported separately in the Table for comparative purposes.

Table 17.8
Goma Composite Statistics

Composite Statistics by Model Mineral Zone

Total Data, All Deposits
Mineral Types 21 = Oxide											Mineral Types 31 = Mixed+Sulfide
SMTF, HMHK, Trenches, and Adits											SMTF, HMHK, Trenches, and Adits
Lith	Tcuadj		Ratcu		Tcoadj		Ratco		GAC		Lith	Tcuadj		Ratcu		Tcoadj		Ratco		GAC
	N	Avg	N	Avg	N	Avg	N	Avg	N	Avg		N	Avg	N	Avg	N	Avg	N	Avg	N	Avg
71	1460	0.192	184	0.697	1460	0.018	184	0.671	17	34.24	71	542	0.033	24	0.352	542	0.005	14	0.458	0
61	152	2.674	103	0.854	152	0.449	103	0.762	62	22.70	61	60	2.254	17	0.570	60	0.403	15	0.538	9	78.00
51	430	0.571	207	0.732	430	0.125	207	0.704	40	81.46	51	159	0.484	56	0.414	159	0.136	41	0.613	7	344.64
41	194	6.076	174	0.907	194	0.138	174	0.740	131	56.21	41	85	3.842	42	0.564	85	0.091	42	0.634	40	352.04
11	540	0.325	115	0.730	540	0.018	114	0.603	27	36.00	11	124	0.221	41	0.382	124	0.072	35	0.427	11	344.77

Deposit = 3, Kabwe
Mineral Types 21 = Oxide											Mineral Types 31 = Mixed+Sulfide
SMTF, HMHK, Trenches, and Adits											SMTF, HMHK, Trenches, and Adits
Lith	Tcuadj		Ratcu		Tcoadj		Ratco		GAC		Lith	Tcuadj		Ratcu		Tcoadj		Ratco		GAC
	N	Avg	N	Avg	N	Avg	N	Avg	N	Avg		N	Avg	N	Avg	N	Avg	N	Avg	N	Avg
71	886	0.123	87	0.703	886	0.012	87	0.624	4	18.50	71	302	0.046	16	0.488	302	0.002	11	0.583	0
61	81	2.184	59	0.827	81	0.304	59	0.714	34	27.97	61	34	2.320	14	0.693	34	0.406	13	0.621	7	100.28
51	223	0.605	120	0.703	223	0.085	120	0.661	25	76.78	51	89	0.550	39	0.468	89	0.137	30	0.662	4	314.13
41	120	6.039	109	0.903	120	0.073	109	0.672	77	60.71	41	50	4.126	30	0.592	50	0.039	30	0.595	28	345.41
11	457	0.243	85	0.728	457	0.012	84	0.611	20	36.83	11	85	0.199	27	0.427	85	0.093	23	0.485	8	347.81

Deposit = 2 Shimbidi
Mineral Types 21 = Oxide											Mineral Types 31 = Mixed+Sulfide
SMTF, HMHK, Trenches, and Adits											SMTF, HMHK, Trenches, and Adits
Lith	Tcuadj		Ratcu		Tcoadj		Ratco		GAC		Lith	Tcuadj		Ratcu		Tcoadj		Ratco		GAC
	N	Avg	N	Avg	N	Avg	N	Avg	N	Avg		N	Avg	N	Avg	N	Avg	N	Avg	N	Avg
71	145	0.077	19	0.723	145	0.014	19	0.677	1		71	20	0.015	4	0.162	20	0.019	2		0
61	34	3.799	29	0.889	34	0.875	29	0.821	24	11.10	61	6	3.202	2		6	0.538	2		2
51	102	0.340	46	0.810	102	0.150	46	0.836	7	102.57	51	27	0.379	9	0.545	27	0.079	6	0.883	3	385.33
41	57	6.758	53	0.922	57	0.271	53	0.854	51	35.94	41	15	4.298	12	0.494	15	0.041	12	0.731	12	367.50
11	54	0.783	20	0.826	54	0.060	20	0.671	7	33.64	11	27	0.135	9	0.459	27	0.007	8	0.473	3	336.67

Deposit = 1, Goma
Mineral Types 21 = Oxide											Mineral Types 31 = Mixed+Sulfide
SMTF, HMHK, Trenches, and Adits											SMTF, HMHK, Trenches, and Adits
Lith	Tcuadj		Ratcu		Tcoadj		Ratco		GAC		Lith	Tcuadj		Ratcu		Tcoadj		Ratco		GAC
	N	Avg	N	Avg	N	Avg	N	Avg	N	Avg		N	Avg	N	Avg	N	Avg	N	Avg	N	Avg
71	429	0.374	78	0.685	429	0.030	78	0.723	12	42.33	71	220	0.016	4	0.000	220	0.006	1		0
61	37	2.713	15	0.891	37	0.375	15	0.837	4	47.50	61	20	1.859	1		20	0.357	0		0
51	105	0.722	41	0.728	105	0.186	41	0.683	8	77.63	51	43	0.414	8	0.000	43	0.171	5	0.000	0
41	17	4.057	12	0.881	17	0.158	12	0.854	3	285.00	41	20	2.791	0		20	0.257	0		0
11	29	0.764	10	0.553	29	0.038	10	0.399	0		11	12	0.572	5	0.000	12	0.073	4	0.000	0

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17.1.10.3 Fwaulu

The compositing strategy for Fwaulu was similar to that used for Kwatebala. Length-weighted composites constrained by LIMB code were calculated every 5 m, beginning at the hole collar. Composites with lengths of less than 2 m were merged into the composite above. The resulting composites can have lengths of one to 2 to 6.99 m, but do not cross horizon (LIMB) contacts. All composites were length-weighted in grade interpolation to account for the variable lengths.

Composite statistics for Fwaulu are shown in Table 17.9.

Table 17.9
Fwaulu Composite Statistics
Field	LIMB	Number	Length	Minimum	Maximum	Mean	Std.Dev.	COV
TCu	5 (upper)	215	988.5	0.01	14.22	2.926	3.011	1.029
	1 (lower)	248	1132.4	0.06	16.41	3.022	2.519	0.834
	All	463	2120.9	0.01	16.41	2.977	2.758	0.926
TCo	5 (upper)	215	988.5	0.01	2.27	0.172	0.217	1.262
	1 (lower)	248	1132.4	0.01	1.41	0.159	0.164	1.031
	All	463	2120.9	0.01	2.27	0.165	0.190	1.151

17.1.11 Variography

17.1.11.1 Kwatebala

Variograms can be used to evaluate the spatial continuity of grades in a mineral deposit. Variograms in earlier work by PD were modeled on experimental data generated from limb codes and by rock type. These showed ranges of 80 to 120 m, similar to modeled data from the scoping study. Variograms were only used to provide guidance in choosing parameters for resource classification.

The 2006 PD drilling program included drilling a cross of short holes spaced at 12.5 m, specifically for use in a geostatistical study. Correlograms, variograms calculated from the covariance function and log variograms were initially tested for this exercise at Kwatebala on the closely spaced drilling. All three types gave similar ranges, so covariance function variograms were used to evaluate the various mineralized units for TCu and TCo. For each metal, two sets of variograms were run. One set used only Phelps Dodge drill hole data and was limited to the 100 m square that encompasses the geostatistical cross drilling. The second set used data from all of the drill campaigns within the MineSight project limits. Results are summarized in Table 17.10.

For TCu, the variograms based on PD data show ranges around 20 m. Because the SDB is very thin in the area of the geostatistical cross, variograms were very poor for this unit. Nugget to sill ratios are moderately high for the individual units, but the ratio drops to 0.28 for the combined units. Using all drilling in the deposit area, TCu variograms become cleaner, with lower nugget to sill ratios and longer ranges. Ranges exceeding 50 m were observed for the RSF and the combined units.

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TCo is generally more variable than TCu. It often shows higher nugget to sill ratios and shorter ranges. Ranges are generally 40 m or less for the deposit as a whole and 20 m or less in the area of the geostatistical cross.

In summary, the variograms from this exercise do not support a high level of confidence in grade estimates beyond a distance of 100 m from sampled drill holes.

Table 17.10
Variogram Parameters
						Nugget:
Metal	Drill Set	Unit(s)	Nugget	Sill 1	Sill 2	Sill	Range 1	Range 2
TCu	PD	RSF	3.30	5.85	-	0.56	18	-
		RSC	0.10	0.13	-	0.77	22	-
		SDB	-	-	-	-	-	-
		All	1.84	6.53	-	0.28	22-40	-
	All	RSF	1.79	6.75	11.30	0.16	5-33	50-86
		RSC	0.89	1.80	-	0.49	36	-
		SDB	0.70	3.81	-	0.18	38-43	-
		All	3.20	5.90	8.42	0.38	3-50	30-85
TCo	PD	RSF	0.041	0.055	-	0.75	18	-
		RSC	0.033	0.063	-	0.52	17	-
		SDB	-	-	-	-	-	-
		All	0.036	0.087	-	0.41	20	-
	All	RSF	0.088	0.172	-	0.51	32-40	-
		RSC	0.078	0.108	-	0.72	37	-
		SDB	0.380	0.430	0.530	0.72	37	130
		All	0.170	0.230	-	0.74	35	-

17.1.11.2 Goma Variography

Omni-directional variograms were calculated for total copper and total cobalt, respecting lithologic units. The narrow beds in SDB, RSC and RSF in particular make it nearly impossible to develop a cross-bedding variogram. All variograms developed were omni-directional. However, grade estimation procedures did not use omni-directional procedures. They were instead modified to reflect the anisotropy of the bedding orientations. In particular, SDB and RAT utilized substantial anisotropy factors to keep the estimated mineralization in narrow packages as observed in the field.

17.1.12	Grade Estimation

17.1.12.1	Kwatebala

Total copper and cobalt grades were interpolated at Kwatebala using inverse-distance-power weighting (IDW) within rock type boundaries. RTYP1 and RTYP2 blocks were interpolated in separate passes. In each case, only composites with a matching RTYPM code could be used to interpolate that block. The oxide/mixed/sulfide contacts were not used as boundaries in interpolation of total metal grades.

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Interpolation parameters are summarized in Table 17.11. The interpolation parameters were selected based on a limited number of point validation runs, based on work by R.L. Sandefur and by visual inspection of block grades versus surrounding composites. Work by R.L. Sandefur demonstrated that grade differences across contacts were significant, requiring that the units be interpolated separately. Sandefur also observed that there is grade zoning within the units, leading to a recommendation of the use of inverse-distance weighting rather than kriging for grade estimation to eliminate smearing of grade, especially across bedding. High-grade restrictions were used in the low-grade to unmineralized units (Dipeta, SD and RAT) to prevent undue influence from high-grade composites.

Table 17.11
Kwatebala Grade Interpolation Parameters
		Search (m)			Composites					High-Grade Restriction
Unit	RTYP						Max	ID	Grade	Search	Grade	Search
	M	X	Y	Z	Min	Max	per	Power	(%TCu)	(m)	(%TCo)	(m)
							Hole
Dipeta	91	150	150	60	4	16	3	3	1.5	20	0.15	20
CMN	81	Not interpolated
SD	71	150	150	60	4	16	3	3	1.0	20	0.10	20
SDB	71	150	150	75	2	16	3	3	-		-
RSC	51	150	150	75	2	16	3	3	-		-
RSF	41	150	150	75	2	16	3	3	-		-
RAT	11	150	150	60	4	16	3	3	1.5	20	0.15	20

Interpolation zones were developed for blocks of stratigraphy in the model that had similar strike and dip. This approach was taken rather than breaking the stratigraphy into limbs as had been done in earlier modeling stratigraphic codes were not available. A two-step approach was taken. First, the deposit was divided into eight structural zones (SZONE) by making wire-frame solids from major fault zones. Then, each of these was subdivided where warranted by changes in strike and/or dip by limiting the model column-row-bench. The zones and orientations are given in Table 17.12. Using anisotropic search ellipsoids oriented according to the local orientation of the bedding results in interpolated copper and cobalt grades that honor the stratigraphic control within the various units.

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Table 17.12
Kwatebala Structural and Interpolation Zones

Kwatebala Structural (SZONE) and Interpolation (IZONE) Zones
SZONE Code	IZONE Code	Material Type	Comments	Dip Direction
				Az	Dip	Min Column	Max Column	Min Row	Max Row	Min Level	Max Level
1	1	North Limb	Upper west end, north limb-Kwatebala Syncline	340	-30	0	275	150	300	1	36
1	2		Upper middle, north limb-Kwatebala Syncline	30	-50	276	380	150	300	1	36
1	3		Upper east, north limb-Kwatebala Syncline	25	-90	381	520	150	300	1	36
1	4		Lower west end, north limb-Kwatebala Syncline	25	-45	70	260	150	300	37	82
1	5		Lower east end, north limb-Kwatebala Syncline	40	-50	261	520	150	300	36	82
1	6			270	-25	420	520	1	300	55	82
11	11	Kwatebala West	Flat-lying beds near surface at Kwatebala West drilled by SMTF on a 50-m grid	270	-20	76	200	71	193	7	38
11	12		Not currently used: reserved to split 11			70	200	55	243	39	56
11	13		"Nasty Nose" Beds strike about 80-90 degrees with multiple dips. Formed by thrust slivers, and probably best estimated with flat elipse	0	0	1	520	1	300	2	82
21	21	South Limb-Syncline	Nose South limb of the Kwatebala anticline and syncline to the south. Axial plane strikes about 50-55 degrees	0	0	130	278	51	157	16	30
21	22		Overturned, upper South Limb	150	-30	172	300	112	235	2	82
21	23		Limb of the Kwatebala syncline cut off by the Rotator fault. Productive section interpreted to be deep. Flat to -75 degrees against Rotator.	45	0	301	440	90	169	2	82
21	24		Upper South Limb	270	-40	400	520	20	220	2	82
21	25		Vertical to upright South Limb	90	-55	290	465	155	224	33	82
31	31	RAT Core	RAT between productive section and Dipeta Core below. Some RAT is included in other zones.	0	0	142	334	86	217	18	82
41	41	Rotator	Western end of the Rotator zone, south of the Rotator fault. North-dipping, intact overturned limb beneath "Nasty Nose".	0	-60	100	260	25	274	2	82
41	42		Steeper limbs beneath Rotator fault, becoming nearly vertical on east end of zone.	330	-70	261	334	25	274	2	82
41	43		Rotator continuation, now flopping over and dipping north. Nearly vertical on west to	190	-70	335	380	25	274	2	82
41	44		Eastern-most end of the Rotator zone. Upright section "leaning" on fault.	200	-40	381	520	25	274	2	82
51	51	Rotator West	West extension of Rotator zone, overturnedbeds carried beneath the "Nasty Nose". Flat-lying, north striking.	270	-5	95	176	51	178	42	82
61	61	Far West RAT	Thrust slivers and SD on small hill on the west end of Kwatebala	0	0	40	200	40	200	2	82
71	71	West RAT	Zone of RAT "intrusion" in the southwestern portion of the project area, supported by several holes. Some productive section.	295	-30	45	200	40	200	2	82
81	81	Dipeta Core	Dipeta beneath base thrust underlying older, productive section. Forms the core of Kwatebala hill.	0	0	261	520	150	300	36	82

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17.1.12.2 Goma

Total copper and cobalt grade estimation at Goma utilized ordinary linear Kriging. Lithologic units were respected as hard boundaries. Search orientations were rotated to follow the local strike and dip of the bedding. For mineralized units (SDB, RSC and RSF) the search distances were 100 m along strike, 100 m down-dip and 50 m across bedding. For the other units (SD and RAT) the distances were 80 m, 80 m and 10 m for strike, dip and across bedding, respectively. All interpolations used a minimum of one composite, a maximum of ten and a maximum of three from any given drill hole.

17.1.12.3 Fwaulu

For Fwaulu, total copper and cobalt grade estimation are based on ID3 weighting. Only blocks with LMBPD Codes 1 and 5 were interpolated, with matching to corresponding LIMB codes in the composite file. An isotropic search distance of 150 m was employed. All interpolations used a minimum of one composite, a maximum of twelve and maximum of three from any given hole. Based on Mintec’s work, TCu composites with grades of 15% and above were restricted to a 20 m search distance and TCo composites with grades of 1% and above were restricted to a search distance of 12.5 m.

17.1.13	Recovery Estimation

17.1.13.1	Kwatebala

Recovery estimation in the model began with the adjusted acid soluble assays. The adjusted acid soluble assays for copper and cobalt were divided by the unadjusted total copper and cobalt assays on an interval by interval basis and the multiplied by 100 to give a percent ratio. These ratio values were then composited.

Acid soluble ratios were interpolated separately for the oxide and mixed zones. No interpolation was done in the sulfide zone. Statistical analysis did not show significant differences in the ratios between the various rock types, so ratio interpolation did not honor stratigraphic boundaries. Ratios were estimated using ID2 interpolation, a 200 m spherical search, three composites minimum, 12 maximum and three from any given hole.

Metallurgical testing was being completed on oxide material from Kwatebala at the same time the ratio interpolations were being completed. Based on this work, project metallurgists recommended using a fixed recovery applied to TCu and TCo values for the oxide zone. As a result, the interpolated ratios were only used in the mixed zone at Kwatebala.

17.1.13.2 Goma

IMC used a similar approach for Goma. The acid soluble variables were not estimated directly, but rather were estimated using ratios of acid soluble to total assay. Correction factors to the acid soluble assays were incorporated in this process based on the check assay results provided by PD. IMC used only two ore types for Goma – oxide and mixed + sulfide. As with Kwatebala, constant recoveries were used for the oxide zone, rather than the interpolated ratios.

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17.1.13.3 Fwualu

No acid soluble copper or cobalt grades or ratios were interpolated at Fwaulu. This was partially due to time constraints, but also due to the lack of acid soluble information in the drill-hole database. Recovery factors were applied by the mining engineers to the interpolated TCu and TCo grades. Recovery factors for oxide and mixed oxide/sulfide mineralization are based on work done for Kwatebala.

17.1.14	Gangue Acid Consumption

17.1.14.1	Kwatebala

Gangue-acid consumption (GAC) values from analyses by SMTF were examined statistically by rock type and mineralogical zone. GAC values were assigned to each block in the oxide mineralogy zone based on average values by rock type as shown in Table 17.13. A single value was assigned to all blocks in the mixed zone. GAC was then interpolated into the oxide zone using stratigraphic contacts as hard boundaries overwriting the assigned value where nearby data allowed a better estimate. GAC interpolation employed ID2, a 300 m spherical search, a minimum of one composite, a maximum of 12 and a maximum of three per hole. To reduce the effect of outliers in the oxide zone, composites with values of 80 kg/tonne or more had a reduced search radius of 25 m. Blocks in the sulfide zone were not assigned GAC.

Table 17.13 GAC Assignments for Kwatebala
Min Zone	RTYPM	No. Comps	GAC (kg/T)
Oxide	11	57	45
	41	447	85
	51	116	35
	61	183	25
	71	46	40
	81, 91	-	60
Mixed	All	31	350
Sulfide	Not Assigned

17.1.14.2 Goma

For Goma, GAC was interpolated using rock type and ore type as hard boundaries. As with Kwatebala, GAC values were available only in the SMTF data. For blocks with valid metal grades and no interpolated GAC, default values were assigned.

17.1.14.3 Fwaulu

The Fwaulu drill hole database does not contain any SMTF drill holes and therefore has no GAC values. As a result, GAC values were assigned to the oxide and mixed zones by the mining engineers, based on work done on Kwatebala.

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17.1.15	Resource Classification

17.1.15.1	Mineral Resource Standards

Phelps Dodge Corporation has prepared the resource and reserve estimates for the Tenke Fungurume Project in compliance with Industry Guides of the United States Securities and Exchange Commission. Guide 7 definitions are as follows:

  Reserve. That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

  Proven (Measured) Reserves. Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geological character so well defined that size, shape, depth and mineral content of reserves are well-established.

  Probable (Indicated) Reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

As these resources and reserves have been developed as part of a Feasibility undertaken to comply with the United Stated Securities and Exchange Comission guidelines some explanation is required in the context of NI 43-101.

The PD process for developing the Reserve was as follows:

1.	Develop a geological model

2.	Interpolate block grades

3.	Classify the block model according to measured, indicated and inferred confidence levels

4.	Validate the block model

5.	Report block model inventory

6.	Apply mining dilution, pit limits and breakeven cutoff grade to block model inventory

7.	Report Proven and Probable Reserves

8.	Apply similar overall economic parameters with an elevated copper price to establish incremental Mineral Resources outside of the established pit limits used for reserve reporting

9.	Report incremental Mineral Resources that remain and are in addition to the Proven and Probable Reserves

As a result of the process described above the block model inventory does not represent a resource statement in advance of a reserve calculation. However the Reserves and the incremental Resources are each a subset of the block model inventory.

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In the context of NI 43-101 the process may be slightly different and would in general result in a process as follows:

1.	Develop a geological model

2.	Interpolate block grades

3.	Classify the block model according to measured, indicated and inferred confidence levels

4.	Validate the block model

5.	Report Measured, Indicated and Inferred Mineral Resources

6.	Apply mining dilution, pit limits and breakeven cutoff grade to resource model

7.	Report Proven and Probable Reserves

The CIM Definition Standards define resources as follows:

  A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

  A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of economic viability of the deposit. The estimate is based upon detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

  An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of economic viability of the deposit. The estimate is based upon detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

  An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based upon limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits workings and drill holes.

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The CIM Definition Standards define reserves as follows:

  A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

  A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate at the time of reporting, that economic extraction can be justified.

  A “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate at the time of reporting, that economic extraction can be justified.

17.1.15.2 Kwatebala and Fwualu

Confidence levels were assigned to each interpolated block in the model using a combination of items stored during total copper estimation runs. Because of the complex eology at Kwatebala, it is generally necessary to have three drill holes to determine the stratigraphic geometries (three points are needed to define a plane). Thus, three holes were chosen as the minimum required for indicated resources. The distances used for measured and indicated are based on preliminary variography on the 2.5 m composites, drill spacings used in similar deposits and analysis of data from close- gspaced drilling completed by PD. The average distances used for measured and indicated correspond with the nominal 50 and 100 m spacing of historic drilling at Kwatebala and allow for a 10% variation in the actual spacing.

Table 17.14 Confidence Classification Criteria for Kwatebala
Confidence Class	No. of Drill Holes	Average Distance to all Comps (m)
1 Measured	>= 4	<= 55
2 Indicated	>= 3	<= 110
3 Inferred	<3	> 110

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17.1.15.3 Goma

Goma modeling initially assumed the expected approach to mine planning would be to use the acid soluble metal grades. Consequently, the only data set with verifiable acid soluble grades was the SMTF drilling and only those holes would be used for indicated resources. With the assignment of a constant recovery to all blocks with interpolated TCu in the oxide zone, UMHK holes were also allowed to contribute to indicated resources. IMC based the classification on the kriging standard deviation (square root of the kriging variance) stored during TCu grade estimation. The break between indicated and inferred was selected based on plots of kriging standard deviation and kriging variance versus number of composites used and distance to those composites.

Table 17.15
Goma Classification Criteria for Goma
Resource Class	Kriging Std. Dev.	Kriging Variance
1 Measured	none
2 Indicated	≤ 1.1	≤ 1.21
3 Inferred	> 1.1	< 1.21

The block models and classification criteria have been reviewed by John Nilsson P.Eng. Qualified Person. In general the geological models at Kwatebala and Goma providing a basis for the reserve estimates represent a significant improvement over earlier editions and that the classification criteria have been found to be more restrictive than those used in previous estimates and in compliance with the requirements of NI 43-101.

17.1.16	Resource Summary

17.1.16.1	Kwatebala

Kwatebala undiluted block model inventory is summarized in Table 17.16. The inventory has been reported at a 1.1% copper equivalent cut-off since this corresponds roughly to the economic break-even cut-off. A factor of 10 has been used to convert cobalt values to copper equivalent. The inventory has also been summarized using 1.1% TCu for comparison purposes. The measured and indicated inventory for oxide and mixed material at a 1.1% copper equivalent cut-off totals 112 M tonnes at 1.70% TCu and 0.31% TCo.

For measured plus indicated blocks, the amount of oxide material above cut-off nearly triples going from a straight TCu cut-off to a copper equivalent cut-off. The associated TCu grade drops from 3.68% to 1.56%, while the reduction in cobalt grade is less drastic, dropping from 0.42% Co to 0.32% Co. This reflects the influence of the RSC unit, which rarely contributes to the measured and indicated inventory at a 1.1% TCu cut-off, but makes a large contribution at a 1.1% copper equivalent cut-off because of its moderate to high cobalt grades. Previous resource estimates for Kwatebala tended to diminish the influence of this unit.

With the current drilling, the oxide portion of the deposit is approximately 90% measured and indicated. In contrast, the sulfide portion of the deposit, which was not considered as potential ore feed for the Feasibility Study, is only around 10% measured and indicated. In most cases, only UMHK drilled to any significant depth into the sulfide mineralization.

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17.1.15.3 Goma

17.1.16.2 Fwaulu

The block inventory for Fwaulu is presented in Table 17.17. Due to the wider drill spacing, only about 75% of the oxide resource is measured and indicated and only around 10% is measured. The percentage of measured and indicated sulfide material in the inventory is higher than it is for Kwatebala, because the Fwaulu estimate is based on only UMHK drill holes, which are generally deeper than SMTF holes.

The increase in measured plus indicated oxide material going from a TCu cut-off to a copper equivalent cut-off is very small at Fwaulu. This is due to the fact that only the upper horizon (SDB) and lower horizon (RSF) are included in this model. If the RSC were modeled as well, Fwaulu would likely show the same magnitude of tonnage increase as is seen at Kwatebala. Statistical analyses of TCu:TCo ratios by lithologic unit in the drill hole database would help quantify the amount of high cobalt, low copper material that can be expected from the Fwaulu deposit.

17.1.16.3 Goma

The block model inventory for Goma is shown in Table 17.18 at cut-offs of 1.1% TCu and 1.1% copper equivalent. This inventory does include the contribution of UMHK drilling to indicated material.

The increase in measured plus indicated oxide material going from a straight copper to a copper equivalent cut-off is not as drastic as it is for Kwatebala. This appears to be a reflection of relatively lower cobalt grades in the Goma district as compared to Kwatebala.

With the IMC classification criteria, approximately 72% of the oxide inventory is indicated, while only 40% of the mixed+sulfide is indicated.

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Table 17.16
Kwatebala - Undiluted Block Inventory

	1.1% TCu Cut-off						1.1% CuEq Cut-off (Cu+Co*10)
	Measured						Measured
	KTonnes	%TCu	%ACu	%TCo	%ACo	% of Total	KTonnes	%TCu	%ACu	%TCo	%ACo	% ofTotal
Oxide	9,675.1	4.427	3.856	0.305	0.251	25.7	22,325.1	2.181	1.897	0.304	0.250	20.5
Mixed	249.0	2.429	1.395	0.552	0.375	2.0	1,027.0	0.787	0.467	0.287	0.205	3.3
Ox+Mix	9,924.1	4.377	3.794	0.311	0.254	19.7	23,352.1	2.146	1.861	0.304	0.249	16.7
Sulfide	0.3	2.080	-	0.100	-	0.0	0.3	2.080	-	0.100	-	0.0
Total	9,924.4	4.377	-	0.311	-	14.5	23,352.4	2.146	-	0.304	-	12.9

	Indicated						Indicated
	KTonnes	%TCu	%ACu	%TCo	%ACo	% of Total	KTonnes	%TCu	%ACu	%TCo	%ACo	% of Total
Oxide	25,126.6	3.678	3.106	0.418	0.322	66.6	73,541.0	1.555	1.306	0.318	0.239	67.6
Mixed	6,045.7	3.241	1.608	0.380	0.221	47.8	14,859.5	1.559	0.788	0.284	0.170	48.2
Ox+Mix	31,172.3	3.593	2.815	0.411	0.302	61.9	88,400.5	1.556	1.206	0.311	0.226	63.3
Sulfide	1,668.7	2.322	-	0.365	-	9.1	4,322.7	1.100	-	0.297	-	10.6
Total	32,841.0	3.529	-	0.408	-	47.9	92,723.2	1.533	-	0.311	-	51.4

	Measured + Indicated						Measured + Indicated
	KTonnes	%TCu	%ACu	%TCo	%ACo	% of Total	KTonnes	%TCu	%ACu	%TCo	%ACo	% of Total
Oxide	34,801.7	3.886	3.315	0.387	0.302	92.3	95,866.1	1.729	1.470	0.314	0.242	88.2
Mixed	6,294.7	3.209	1.600	0.387	0.227	49.8	15,886.5	1.528	0.775	0.284	0.171	51.5
Ox+Mix	41,096.4	3.782	3.052	0.387	0.291	81.6	111,752.6	1.698	1.364	0.310	0.231	80.1
Sulfide	1,669.0	2.322	-	0.365	-	9.1	4,323.0	1.100	-	0.297	-	10.6
Total	42,765.4	3.725	-	0.386	-	62.3	116,075.6	1.675	-	0.309	-	64.3

	Inferred						Inferred
	KTonnes	%TCu	%ACu	%TCo	%ACo	% of Total	KTonnes	%TCu	%ACu	%TCo	%ACo	% of Total
Oxide	2,907.1	3.250	2.769	0.379	0.305	7.7	12,854.8	1.141	0.965	0.208	0.164	11.8
Mixed	6,342.1	2.928	1.357	0.481	0.271	50.2	14,945.2	1.512	0.720	0.343	0.200	48.5
Ox+Mix	9,249.2	3.029	1.801	0.449	0.282	18.4	27,800.0	1.395	0.797	0.301	0.189	19.9
Sulfide	16,606.0	2.340	-	0.315	-	90.9	36,639.9	1.286	-	0.290	-	89.4
Total	25,855.2	2.587	-	0.363	-	37.7	64,439.9	1.325	-	0.294	-	35.7

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Table 17.17
Fwaulu – Undiluted Block Inventory

	1.1% TCu Cut-off				1.1% CuEq Cut-off (Cu+Co*10)

	Measured				Measured
	KTonnes	%TCu	%TCo	% of Total	KTonnes	%TCu	%TCo	% of Total
Oxide	771.1	4.325	0.164	10.7	889.7	3.844	0.178	10.4
Mixed	48.3	3.135	0.117	0.3	50.5	3.040	0.116	0.3
Ox+Mix	819.4	4.255	0.161	3.8	940.2	3.797	0.174	3.4
Sulfide	0.0	0.000	0.000	0.0	0.0	0.000	0.000	0.0
Total	819.4	4.255	0.161	2.4	940.2	3.797	0.174	1.9

	Indicated				Indicated
	KTonnes	%TCu	%TCo	% of Total	KTonnes	%TCu	%TCo	% of Total
Oxide	4,649.5	3.444	0.159	64.6	5,540.9	3.005	0.160	64.7
Mixed	8,460.9	3.178	0.153	58.3	9,682.3	2.881	0.152	51.1
Ox+Mix	13,110.4	3.272	0.155	60.4	15,223.2	2.925	0.155	55.4
Sulfide	3,598.1	2.365	0.140	27.4	5,099.4	1.882	0.139	23.7
Total	16,708.5	3.077	0.152	47.9	20,322.6	2.700	0.151	41.4

	Measured+Indicated				Measured+Indicated
	KTonnes	%TCu	%TCo	% of Total	KTonnes	%TCu	%TCo	% of Total
Oxide	5,420.6	3.569	0.160	75.3	6,430.6	3.124	0.163	75.1
Mixed	8,509.2	3.178	0.153	58.7	9,732.8	2.882	0.152	51.4
Ox+Mix	13,929.8	3.330	0.155	64.2	16,163.4	2.976	0.156	58.8
Sulfide	3,598.1	2.365	0.140	27.4	5,099.4	1.882	0.139	23.7
Total	17,527.9	3.132	0.152	50.3	21,262.8	2.752	0.152	43.3

	Inferred				Inferred
	KTonnes	%TCu	%TCo	% of Total	KTonnes	%TCu	%TCo	% of Total
Oxide	1,780.5	2.716	0.157	24.7	2,136.3	2.398	0.172	24.9
Mixed	5,993.4	2.489	0.134	41.3	9,199.1	1.892	0.165	48.6
Ox+Mix	7,773.9	2.541	0.139	35.8	11,335.4	2.008	0.167	41.2
Sulfide	9,549.4	2.065	0.175	72.6	16,458.9	1.431	0.155	76.3
Total	17,323.3	2.279	0.159	49.7	27,794.3	1.690	0.160	56.7

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Table 17.18
Goma– Undiluted Block Inventory

	1.1% TCu Cut-off						1.1% CuEq Cut-off (Cu+Co*10)
	Indicated						Indicated
	KTonnes	%TCu	%ACu	%TCo	%ACo	% of Total	KTonnes	%TCu	%ACu	%TCo	%ACo	% of Total
Oxide	14,191	3.805	3.339	0.229	0.186	71.9	21,193	2.729	2.381	0.201	0.163	72.1
Mix+Sulf	6,421	3.717	2.189	0.247	0.143	39.2	9,880	2.606	1.554	0.215	0.134	40.4
Total	20,612	3.777	2.981	0.235	0.173	57.1	31,072	2.690	2.118	0.205	0.153	57.7

	Inferred						Inferred
	KTonnes	%TCu	%ACu	%TCo	%ACo	% of Total	KTonnes	%TCu	%ACu	%TCo	%ACo	% of Total
Oxide	5,546	3.477	3.135	0.193	0.149	28.1	8,201	2.537	2.261	0.175	0.134	27.9
Mix+Sulf	9,955	3.238	1.897	0.247	0.138	60.8	14,575	2.399	1.418	0.220	0.129	59.6
Total	15,501	3.324	2.340	0.228	0.142	42.9	22,776	2.448	1.722	0.204	0.131	42.3

PD has used the classified and validated block model inventories to develop a Mineable Reserve as described in Section 17.2. PD has then applied an elevated copper price of US$1.15/lb copper and US$12.00/lb for cobalt to determine the incremental material beyond the pit limit used to determine the mineable reserve. This incremental material is considered by PD to represent the Mineral Resource available in addition to the mineable reserve. PD has provided a summary of their estimate of the additional Mineral Resource at Kwatebala, Goma and Fwaulu as shown in the table below. This resource has been reported at the breakeven level for processing using the Lerchs Grossman pit optimizer. It has not been reported for Measured and Indicated Resources separately. This mineral resource is in addition to the Mineable Reserve.

Table 17.19 Mineral Resource
Measured and Indicated	Tonnes (million)	Cu %	Co %
Kwatebala	29.6	1.14	0.22
Goma	5.5	2.37	0.18
Fwaulu	11	2.58	0.14
Total	46.1	1.63	5.55

1.	The Mineral Resources have been reported in accordance with the classification criteria of the Industry Guides of the United States Securities and Exchange Commission.

2.	The mineral resources were calculated by Phelps Dodge and reviewed by J. Nilsson P.Eng.

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17.2	RESERVE ESTIMATE

17.2.1	General

A mine plan has been developed that provides the basis for a reserve statement. Additional supporting documentation of the mine plan can be found in Section 23. The principal objectives of the mine plan are to provide 115,000 tpa recoverable copper and 10,000 tpa recoverable cobalt to the process facility. The resulting mine plan is an open pit operation for 19 years followed by reclaim and processing of stockpiled lower grade material for another 22 years for a total mine life of 41 years. The mineable reserves have been estimated using long term prices of US$1.05/lb for copper and US$12.00/lb for cobalt. Proven and Probable reserves are summarized in Table 17.20. These reserves have been reported at the breakeven economic level for processing.

Table 17.20 Reserves Summary
Kwatebala	ktones 1000	TCu%	TCo%
Proven	21,096	2.177	0.301
Probable	58,719	1.675	0.349
Subtotal	79,815	1.807	0.336

Goma	ktonnes 1000	TCu%	TCo%
Proven
Probable	17,100	2.921	0.210
Subtotal	17,100	2.921	0.210

Fwaulu	ktonnes 1000	TCu%	TCo%
Proven	893	3.773	0.168
Probable	5,509	3.367	0.161
Subtotal	6,402	3.424	0.162

Totals	ktonnes 1000	TCu%	TCo%
Proven	21,989	2.241	0.296
Probable	81,328	2.051	0.307
Subtotal	103,317	2.092	0.305

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18. OTHER RELEVANT DATA AND INFORMATION

The authors of this report are not aware of any relevant data or information that is not already presented in this report.

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19.	INTERPRETATION AND CONCLUSIONS

19.1	CONCLUSIONS

The main conclusions arising from review of the resource and reserve estimates are as follows:

  Geological modeling and resource estimation has been done in a professional manner

  The resource classification criteria has been applied in clear and conservative manner

  The mine plan has been developed in a clear and logical manner. Pit limits, designs and development schedules support the operating and capital cost estimates included in the feasibility study.

  It is anticipated that ongoing exploration will increase the overall resources and upgrade classification of known resources. Currently established pit design limits will likely expand particularly at Goma.

  Further review of incountry infrastructure is required.

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20. RECOMMENDATIONS

  For this Feasibility Study, the oxide, mixed, and sulfide zones were modeled in a very general sense. For future resource estimates, it is recommended that the distribution of copper and cobalt mineralogy be studied and modeled in detail, incorporating the stratigraphic and structural controls mentioned above. In addition, relative abundance of dolomite within the host rocks must be determined to provide reliable estimates of GAC

  The entire Fwaulu database needs to be thoroughly checked and edited as has been done for Kwatebala and Goma

  The program that PD started this year to sample and assay previously unsampled intervals in the RSC and RAT will be continued. For future models, it is recommended that the procedures outlined above be reviewed and updated for intervals that are still unassayed

  For future models of the Goma district, the resource classification criteria should be standardized to conform to Phelps Dodge criteria used on other deposits in the district

  The geological model at Kwatebala has provided an excellent basis for resource modeling. It is recommended that all other deposit be modeled to a similar level of detail as new drilling and other geological information becomes available.

  Grade interpolation methodology should be standardized between the various deposits on the Tenke Fungurume site

  Mine planning should be updated on an ongoing basis as new resource models are developed and updated

  Alternate processing options should be investigated fro low grade material stockpiled for long periods of time. There may be opportunities to improve project economics.

  Further investigation of incountry infrastructure to optimise acces routes to the site and the provision of power to the site.

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21. REFERENCES

Cailteux, J., Lithostratigraphy of the Neoproterozoic Shaba-type (Zaire) Roan Supergroup and metallogenisis of associated stratiform mineralization. Journal of African Earth Sciences, 19:279-301, 1994

Earnest, D., Resource Evaluation, Inc., Interpretation of Mineralogical Zones – Kwatebala, Goma, Kabwe and Shimbidi Deposits, Tenke Fungurume Project, , Memorandum dated June 20, 2006.

GRD Minproc Ltd., Tenke Fungurume Feasibility Study, 2007

Independent Mining Consultants, Inc., Block Model Description Goma District, December, 2006.

Kilborn, SNC Lavalin, Tenke Fungurume Project Feasibility Study Draft, September 3, 1998

Material Characterization Group at the Phelps Dodge Process Technology Center (PTC), Sanchez, Arizona: Project # 020452 – Tenke Ore Characterization.

Sandefur, R.L., Sr. Geostatistician / Reserve Analyst Chlumsky Armbrust & Meyer LLC (CAM), Kwatebala Assay, Composite and Model File Items and Codes, July 2006.

Sandefur R.L., Sr. Geostatistician / Reserve Analyst Chlumsky Armbrust & Meyer LLC (CAM), Kwatebala Modeling Recommendations and Suggestions: Memorandum dated May 24, 2006.

Jaacks, J. A., Review of the Tenke Fungurume Check Analysis Program, Memorandum dated July 26, 2006.

Steffen Robertson and Kirsten (UK) Ltd, Cardiff, Geotechnical Investigation into the Stability of Excavated Slopes at the Kwatebala, Fungurume and Tenke West Proposed Open Pits, Tenke Fungurume Project, Democratic Republic of Congo, January 1998.

SRK Consulting, Lakewood, CO, Review of SRK (1998) “Geotechnical Investigation into the Stability of Excavated Slopes at the Kwatebala, Fungurume and Tenke West Proposed Open Pits, Tenke Fungurume Project, Democratic Republic of Congo:, July 2006.

Waegli, J., Analysis of Drill Holes from the Geostatistical Cross – Kwatebala Deposit: memorandum, August 1, 2006.

Waegli, J, Use of UMHK Drill Holes for Resource Estimation, Internal Memorandum, August 3, 2006.

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22. DATE AND SIGNATURE PAGES

Title:         Tenke Fungurume Feasibility Study Feb 2007 Technical Report

Effective Date of Technical Report:	12 April 2007
Effective Date of Mineral Reserves:	9 February 2007
Effective Date of Mineral Resources:	9 February 2007

Qualified Persons:

Peter Joseph Nofal, BSc (Eng), FAusIMM (No. 207660), employed by GRD Minproc Limited as Manager Studies was responsible for the overall preparation of the report and in particular the infrastructure, metallurgical development, plant design and capital and operating cost estimates.

Signed:	Date: 12th April 2007
"P.J. Nofal"

Peter Joseph Nofal

John Nilsson, P.Eng. President of Nilsson Mine Services Ltd, was responsible for preparation of portions of Section 3 through 17 and Sections 19 through 26 of the report and a review of the resource estimation and mine planning procedures.

Signed:	Date: 12th April 2007
"J. Nilsson"

John Nilsson

Robert Michael Raine, M.Sc., Professional Biologist in the Province of Alberta, employed as Principal, Golder Associates Limited was responsible for the preparation of the environmental sections of the report

Signed:	Date: 12th April 2007
"R.M. Raine"

Robert Michael Raine

Dave Walker BSc (Hons), Pr SciNat (No. 400123/93), employed as Principal and Manager Studies, Golder Associates Africa (Pty) Ltd was responsible for the preparation of the tailings, geotech and water sections of the report.

Signed:	Date: 12th April 2007
"D.G. Walker"

David Graeme Walker

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23.	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

23.1	MINING OPERATIONS

23.1.1	General

The principal objectives of the mine plan are to provide 115,000 tpa recoverable copper and 10,000 tpa recoverable cobalt to the process facility. The resulting mine plan is an open pit operation for 19 years followed by reclaim and processing of stockpiled lower grade material for another 22 years for a total mine life of 41 years.

The mine will operate as a relatively conventional open pit operation. Waste mining will take place on 5 m benches using 6.3 m3 wheel loaders and 45 t trucks. Waste will be drilled and blasted. Ore will be identified and then broken on 0.625 m deep slices using continuous surface miners. The broken ore will then be excavated using wheel loaders and loaded into 45 t trucks. The average daily mining rate will be 46,500 tpd including 7,000 tpd ore, 7,500 tpd low grade and 32,000 tpd waste.

The mineable reserves have been estimated using long term prices of US$1.05/lb for copper and US$12.00/lb for cobalt. Proven and Probable reserves are summarized in the Table below.

Table 23.1 Mineable Reserves
Proven and Probable	Ore Tonnes (million)	Cu %	Co %	Waste Tonnes (million)	Recoverable Cu Tonnes (million)	Recoverable Co Tonnes (thousand)
Kwatebala	79.8	1.81	0.34	135.8	1.4	224
Goma	17.1	2.92	0.21	54.9	0.5	30
Fwaulu	6.4	3.42	0.16	34.5	0.2	9
Total	103.3	2.09	0.30	225.2	2.1	263

The general arrangement of facilities and open pits are shown in the Figure 23.1.

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Figure 23.1 General Arrangement

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The mine plan and reserve estimate have been made using the resource models for Kwatebala, Goma and Fwaulu Deposits. Kwatebala is located near the center of the concession approximately 5 km from Goma.

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Figure 23.2 Kwatebala Pit Plan

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At Goma three pits will be mined, Kabwe to the west, Shimbidi to the north and Goma to the South.

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Figure 23.3 Goma Pit Plan

SHIMBIDI
KABWE
GOMA
24400 N
24200 N
24000 N
23800 N
23600 N
23400 N
23200 N
23000 N
13800 E
14000 E
14200 E
14400 E
14600 E
14800 E
15000 E
15200 E
15400 E
15600 E
15800 E
16000 E

Tenke Fungurume Feasibility Study Feb 2007
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Figure 23.4 Fwualu Pit Plan

15600 E
15800 E
16000 E
16200 E
16400 E
16600 E
16800 E
17000 E
17200 E
17400 E
17600 E
17800 E
18000 E
26000 N
25800 N
25600 N
25400 N
25200 N
25000 N
24800 N
24600 N

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23.1.2	General Design Criteria

23.1.2.1	Production Rate

The following targets were set for mine design:

  Overall Mine Production Rate         15 to 20 million tpa

  Milling Rate                                        7,000 tpd

  Copper Production                            115,000 tpa

  Cobalt Production                             10,000 tpa

23.1.2.2 Block Model Dilution

Dilution and losses of mineralized material are of significant importance in all mining operations. At Tenke Fungurume it is further highlighted because processing costs and relative strip ratios are high and so are ore values.

  Mineralized zones are:

    Long and narrow

    Typically 10 m to 15 m wide

    Faulted and folded

    Copper and Cobalt may have inversely proportional relationship

    Contacts between ore and waste may be relatively sharp

  Block dimensions

    Blocks are 5 m x 5 m x 5 m

    Blocks may straddle more than one rock unit

    Blocks may contain two sets of data:

      Rock code

      Specific Gravity

      Metal grade

A dilution analysis was undertaken that indicated that diluted and undiluted tonnages were nearly identical … losses and dilution seemed to balance.

“Comparing the diluted and undiluted tonnes and grades for the RSF and SDB rock units that contain the majority of the deposit’s high-grade ore tonnages, it was observed that the diluted and undiluted tonnages were nearly identical. The average copper grade dilution for the RSF and SDB units was 8% and 10% respectively while cobalt grade dilution was 3% and 9%. The minor ore rock units (RAT, RSC, and SD) exhibited copper grade dilution in a similar range of values but the cobalt grade dilution was more erratic ranging from 22% in the SD to 53% in the RAT.”

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“The thin layer cuts of the surface miner afford the opportunity to be much more selective than traditional bench mining methods. At the onset of this project, drilling and blasting on five meter benches and loading on 2.5 m benches were considered sufficient measures to minimize dilution. However, blasting causes the in situ rock to mix and relocate making ore control imprecise. As the details of the mineralization controls were better understood (and the high cost of drilling and blasting became evident), the decision was made to employ surface miners as the primary ore fragmentation tool. The surface miners typically break the rock in 0.625 m deep slices and the rotating drum can be tilted to either side up to five degrees. The surface miner can be used for selectively mining the ore zones. Each model block would theoretically be mined in eight surface miner passes providing excellent selectivity at the rock unit boundaries. Based on these dimensions, a maximum grade dilution factor of 5% was applied to the rock unit grades in both Goma and Kwatebala pits. The results of this exercise were increases in copper and cobalt grades compared to the original weighted average diluted model grades. Copper grades increased on average by 5.5% and cobalt grades increased by 4.1% . These adjusted grades were used to calculate the pit limits, reserves and schedules. The same factors were applied to the Goma and Fwaulu models which did not have two rock units stored per block.”

23.1.2.3 Topographic Information

“The original topography was flown in the 1970’s by Aircraft Operating Mapping Company (AOC) and in 2004 it was converted to digital formats. Topography for the geological models was taken directly from the earlier Mintec Inc. models which were constructed in support of a 1998 Feasibility Study for Goma and Kwatebala. Topography for both deposits was adjusted to account for the small-scale illegal mining over the past several years. The illegal miners’ pits were surveyed using hand held GPS units and visual estimates for depth of the pits were made. These resulting volumes were removed from the geologic models. The figure below shows an example of the illegal miner pits. A new aerial flight was conducted in July 2006 for the concession.”

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Figure 23.5
Illegal Miner Pit

23.1.3	Pit Optimization

23.1.3.1	General

The pit optimization has been carried out using two mine planning systems, Medsystem® Minesightè and Datamine NPV Scheduler. Both software systems use the Lerchs Grossman Algorithm to maximize gross value of the pit.

Phelps Dodge develops an optimized pit limit by following the sequence of steps:

  Prepare geologic block model including resource classification

  Perform slope stability analysis to determine pit sector slope angles

  Forecast metal prices and future operating costs

  Set discount rates for the mining sequence and economic analyses

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  Establish maximum allowable sinking rates (vertical advance rates)

  Determine metallurgical recoveries for the processes

  Calculate the model block net values

  Determine the economic pit limits using Lerchs-Grossmann or floating cone algorithms

23.1.3.2 Block Models

The block models used for pit optimization are described in the geology section. Measured and Indicated resources only have been used for pit limit definition.

23.1.3.3 Wall Slopes

The slope angle recommendations for Kwatebala and Goma were confirmed by SRK Consulting (Lakewood, Colorado) and were based on analysis and review of previous work. SRK reviewed a geotechnical report issued in 1998 by SRK Ltd (United Kingdom) in support of the Tenke Fungurume Mining SARL (TFM) Feasibility Study.

Table 23.2
Recommended Wall Slopes
Lithology	Slope Angle (degrees)
SD above 1330 m	40
RAT overall	33-35
RAT above 1330 m	30

 23.1.3.4 Metal Prices

The metal prices for copper and cobalt used to define final pit limits in the feasibility study were US$1.05 per pound and US$12.00 per pound respectively. A US$0.02 per pound transportation premium is generally applied to copper cathode delivered to customers. This project assumes that the copper cathodes are delivered to a port in South Africa and therefore the premium does not apply.

Cobalt hydroxide will be an intermediate product used as feed to the cobalt refinery. An option to sell cobalt hydroxide at 69% of the cobalt metal price will be open to the operation whenever cobalt hydroxide production exceeds the cobalt refinery capacity.

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23.1.3.5 Operating Costs

GRD Minproc provided the operating cost estimates for the process plant and allocated the costs to the copper and cobalt circuits separately where applicable. Although GRD Minproc estimated general and administration costs, the estimates used for the pit optimization were made based on other Phelps Dodge operations in foreign countries. Freight estimates were obtained from GRD Minproc.

Mining costs were estimated by Phelps Dodge Engineering staff. Ore mining costs were calculated based on fragmentation with the surface miner, loading with front-end loaders and hauling with 45 tonne trucks. This fleet mines all of the ore material plus either low-grade or waste equivalent to 80% of the mill ore tonnes or 5,600 tpd (total tonnes mined by this fleet is 12,600 tpd). The waste mining by the surface miner is necessary to ensure selective mining of high-grade ore, low-grade ore and waste. All ore mined will be stockpiled. Operating costs for ore re-handling by a front-end loader at the transfer chute to the mill were also estimated.

Waste mining costs were calculated based on conventional open pit bench mining including drilling and blasting. An allowance was made for 20% of the remaining waste to be free dug without blasting due of highly weathered rock. Loading and haulage costs are based on front-end loaders and 45 tonne haul trucks.

23.1.3.6 Sustaining Capital

Sustaining capital was input as a cost to the pit optimization routine to ensure that the last period of the pit can support all direct operating costs and sustaining capital associated with the final period’s tonnes and metal production. Since ongoing capital expenditures occur throughout the mine life, an annuity is calculated for each category of sustaining capital to represent the discounted present value of this cost. This present value cost is assigned to the tonnes mined, tonnes processed or metal recovered as appropriate.

Sustaining capital has been allocated for mining equipment and tailings dam construction.

23.1.3.7 Discounting

The discount applied to ore and waste blocks was calculated based on the project discount rate and the vertical advance rate of the mine. For the Kwatebala, Goma and Fwaulu pits, the projected vertical advance rate was twelve, five meter benches per year with an annual discount rate of 25%. This resulted in a bench discount rate of just over 2% per five meter bench.

23.1.3.8 Mineral Types

Oxide, mixed oxide/sulfide and sulfide mineral type zones were identified in the Kwatebala and Fwaulu geologic models and oxide and sulfide mineral type zones were coded in the Goma geologic model.

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23.1.3.9 Process Recovery

Copper and cobalt recoveries are based upon pilot tests on samples of the major rock units from the oxide zone at Kwatebala. Based on these tests, the pit optimizations applied the following processing recoveries:

  95% of total copper in the oxide zone

  95% of acid soluble copper in the mixed and sulfide zones

  85% of total cobalt in the oxide zone through cobalt hydroxide production

  85% of acid soluble cobalt in the mixed and sulfide zones through cobalt hydroxide production

  98% cobalt refinery recovery (overall cobalt recovery of 83.3%)

There are no pilot tests for the mixed and sulfide ore zones, therefore the acid soluble copper and acid soluble cobalt grades are used as a basis for recovery in these zones. The same factors listed above are applied to these grades.

23.1.3.10 Pit Limit Determination

The parameters applied to generate the ultimate pit limits are summarized in the Table 23.3.

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Table 23.3
Ultimate Pit Limit Parameters
Slopes	Inter-ramp 40 degrees, 38 degrees overall
Long Term Prices	Copper US$1.05/pound FOB port,
Cobalt US$12.00/pound FOB customer
Operating Costs
Mine ore	US$2.20/tonne
Mine waste	US$1.85/tonne
Mine stockpile re-handling	US$0.37/tonne
Milling/CCD circuit	US$9.36/tonne
Average gangue acid	US$2.93/tonne
SX-EW	US$0.083/pound
Cobalt Processing	US$2.27/pound
Copper Freight/Selling	US$0.12/pound
Cobalt Metal Freight	US$0.25/pound
Sustaining Costs
Mine	US$0.33/tonne
Tailing Storage Facility	US$1.00/tonne
Recovery
Copper Oxide	95% Total Copper
Copper Mixed/sulfide	95% Acid Soluble Copper
Cobalt Oxide	85% Total Cobalt
Cobalt Mixed/sulfide	85% Acid Soluble Cobalt
Refinery	98%
Block Value Discounting
Advance rate	12 benches/year
Discount rate	25%

The Lerchs Grossman ultimate un-smoothed pit resources for Kwatebala, Goma and Fwaulu deposits are summarized in the Table below.

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Table 23.4
Pit Optimization Summary, Copper and Cobalt Valuation
	Ore Tonnes			Waste	Payable Cu	Payable Co
	(million)	Cu %	Co %	Tonnes	Tonnes	Tonnes
				(million)	(million)	(thousand)

Kwatebala	90.0	1.83	0.34	149.8	1.5	242

Goma	18.8	3.07	0.23	65.0	0.5	33

Fwaulu	6.7	3.60	0.17	29.6	0.2	9

Total	115.5	2.13	0.31	244.4	2.2	284

Phelps Dodge also undertook pit limit sensitivity analyses. Key parameters tested included copper and cobalt price as well as recovery. The pit limits were relatively insensitive in the ranges evaluated. Pit bottoms are defined by the location of high grade resources. In general these pit bottoms are limited by the change from oxide to mixed or sulfide ore with a corresponding increase in gangue acid consumption. A typical Kwatebala section is shown below illustrating the location of the pit bottom at the oxide/mixed interface.

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Figure 23.6

Kwatebala Section 21,195 East

KWATEBALA SECTION 21195 EAST
W139N
W138N
W137N
Oxide Surface
Pit Limit at Oxide Interface
Sulphide Surface
Cutoff face colors
Edit View
TCU: numeric value
<0
0
0.1
0.4
1
2
3
4
5

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23.1.4 Mine Design

Independent Mining Consultants (IMC) of Tucson prepared the pit designs based upon the Lerchs Grossman pit limits and phase guidelines provided by Phelps Dodge from the NPV Scheduler output. Designs include 5 m benches in a double configuration at the final slopes. The minimum mining width allowed was 30 m. The haulage road allowance was 22 m and the maximum ramp grade was 10%.

23.1.5 Pit Phases

The pit phases have been developed in response to metal distribution. The final objective of the mine plan was to provide the best available mill feed to a fixed capacity metal production facility. In deposits where the metal distributions of copper and cobalt were generally inversely proportional this creates some difficulty in achieving a balanced blend of mill feed. In many cases cobalt value can drive the pit limit in areas of lower grade copper. As a result, to ensure that copper targets could be met a decision was made to develop a “copper driven” pit limit based solely on copper value at Kwatebala and Goma. These limits were used to define the early pit phases. Final pit limits for Kwatebala and Goma were defined using both copper and cobalt. These pit increments contain material with a lower copper to cobalt ratio.

The Kwatebala pit has been designed to include eight development phases. The pit is approximately 2,000 m long and 750 m wide. Haulage roads exit on the north side of the pit towards the ore and waste stockpiles.

The Goma deposits are mined in three pits. Shimbidi has been designed as a single phase. Goma and Kabwe have been designed as two phases in each pit. One wide berm has been left in both Shimbidi and Goma pits. Since the time the designs have been completed there have been some changes in the Goma resource model. It was discovered that several holes had been included in the database with incorrect drill hole orientation survey information. Inclined holes were adjusted and the interpretation revised to eliminate the bulge on the north side of the pit. Ongoing exploration work will likely expand these open pit limits.

Fwaulu will be developed in two open pits. Haulage routes will be further optimized when updated resource models become available.

23.1.6 Reserves

Haulage routes will be further optimized when updated

The reserves were reported based upon measured and indicated resources using metal prices of US$1.05/lb copper and US$12.00/lb cobalt.

23.1.7 Mine Development and Schedule

The Kwatebala, Goma, and Fwaulu deposits will be mined over a period of 19 years. Kwatebala will be mined for the first eight years followed by Goma, then Fwaulu and then the remainder of Kwatebala for an additional eleven years. Low-grade stockpiles will be reclaimed and processed extending the project life to 41 years.

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The recoverable copper target of 115,000 tpa will be achieved for the first three years of mining in Kwatebala and then again in the first two years of mining the Goma deposit (2017 and 2018). The average copper production will be 108,738 tpa during the 12 years of mining. The cobalt production target of 10,000 tpa will only be achieved in 2009, the first year of full production. In 2010 the cobalt production decreases to 9,100 and subsequently ranges between about 7,500 and 8,000 tpa. The average cobalt production during the 12 year mine life will be 7,648 tpa.

While processing low-grade ore stockpiles, production will average 16,500 tpa of copper and 5,100 tpa of cobalt. The first five years of the mine plan are summarized in the Table 23.5.

Table 23.5
Mine Production Schedule 2009 to 2013

Year	2009	2010	2011	2012	2013

Ore tpd	7,000	7,000	7,000	7,000	7,000

Cu - %	4.74	4.74	4.74	4.23	4.45

Co - %	0.48	0.43	0.38	0.39	0.38

Low-grade ore tpd	16,558	17,708	16,589	10,989	14,258

Waste tpd	26,655	36,939	31,393	31,212	24,421

Total mining tpd	50,213	61,647	54,982	49,202	45,679

Cu production tpa	115,000	115,000	115,000	102,737	107,977

Co Production tpa	10,000	9,097	8,134	8,300	8,122

Mining activities will begin in May 2007 to construct the tailing storage facility (TSF) dams with pre-stripping waste from Kwatebala. Initial activities will include road construction from the top of Kwatebala at the 1,495 m elevation down to the TSF dams, a distance of approximately 4.5 km. The first delivery of waste to the TSF is scheduled for August 2007 and will continue through March 2008. A total of approximately 2.7 M tonnes of waste and 0.9 M tonnes of ore will be mined and stockpiled during this period. High-grade ore will be stockpiled near the mill feed chute and low-grade ore will be stockpiled north of the plant site. The mine will operate on a two shift, ten hour per day schedule throughout the pre-strip period and deliver approximately 70% of the required material for constructing the dam. Contractors will provide the remaining 30% and will be responsible for spreading and compaction of the material. The material for the TSF dams must meet engineering requirements and will be directed by the engineering company designing the tailing impoundment.

The material movement for the first 19 years of mining is shown in the figure below. The average daily mining rate will be 46,500 tpd over the mine life. Ore deliveries to the high-grade stockpiles will be 7,000 tpd, low-grade ore production will average 7,500 tpd and waste production will average 32,000 tpd.

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Figure 23.7

Mine Production Schedule – 2009 to 2027

23.1.8	Mine Operations

23.1.8.1	Mining Method

Mining will take place on 5 m benches advancing top down in the various development phases. Bench operating surface widths are generally quite generous with the narrowest areas having a width of 30 m. Ore will be broken using a continuous surface miner and excavated using a wheel loader. In general, waste will be drilled and blasted and excavated using a wheel loader. Ore and waste will be hauled in 45 tonne capacity off-road end dump trucks. The mine will operate on a three–eight hour shift, seven days per week schedule once production mining begins.

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The mine operations sequence will begin by identifying ore and waste zones using a 25 m drilling grid across the 5 m bench ahead of mining. Typically this will be limited to areas of mineralization identified in the model, visually identified in the field, or identified on a preceding bench. A rock saw will be used to make a 10 cm wide cut across the strike of the ore zones. The trench cuttings will be sampled and a handheld x-ray diffraction (XRDF) analyzer will be used to determine copper and cobalt grades. Some samples will also be sent to the laboratory where acid soluble grades and gangue acid consumption will be determined. The assays from the lab and from the handheld analyzer will be used to develop an ore control model from which the ore zones can be designed. Surveyors will stake the outlines of the ore zones in the field after the surface miner has fragmented the rock.

Ore zones will be mined first using the surface miner. High-grade ore will be delivered to stockpiles near the mill feed chute. A two month stockpile of this high-grade ore will be maintained and loaders will provide an optimized blend to the mill. The two month stockpile will also allow the mine to develop in an orderly fashion without “chasing” ore in the phase to meet short-term demands.

Waste mining will generally follow ore removal. Blastholes will be drilled 6 m deep on a 4 by 4 m pattern. A third party contractor will prime and load the holes for blasting. Cat 988 front-end loaders will load the waste into the Cat 772 haul trucks destined for waste stockpile or the TSF dams north of the pit.

Surface miners will be used to fragment ore and some waste. Careful planning will be required at the interface of the 5 m waste bench mining and the 0.625 m ore cuts to minimize issues with access and interference from blasting in the waste. The figure below shows an isometric view of the distribution of the ore and waste on a typical bench and how it might be mined over a period of a week or a month. The distribution of material as it will be mined by each fleet is shown in the Table 23.6.

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Figure 23.8 Kwatebala Ore Distribution 1475 Bench

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Figure 23.9 Kwatebala Short Range Mine Plan 1,475 Bench

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Table 23.6 Material Type as Mined by Fleet (tonnes x 000)
Calendar Year	Period	TFM		Contractor		Total Ore	Total Waste	Total Tonnes
		Ore	Waste	Ore	Waste
2007	-2	617	1,238	16	553	633	1,791	2,424
2008	-1	3,199	1,198	11	441	3,199	1,651	4,850
2009	1	8,597	9,097	-	634	8,597	9,731	18,328
2010	2	9,018	13,483	-	-	9,018	13,483	22,501
2011	3	8,610	11,458	-	-	8,610	11,458	20,068
2012	4	6,566	11,393	-	-	6,566	11,393	17,959
2013	5	7,759	8,914	-	-	7,759	8,914	16,673
2014	6	7,909	10,734	-	-	7,909	10,734	18,643
2015	7	7,440	9,929	-	-	7,440	9,929	17,369
2016	8	7,529	11,518	-	-	7,529	11,518	19,047
2017	9	4,600	12,234	-	-	4,600	12,234	16,834
2018	10	5,481	13,799	-	-	5,481	13,799	19,280
2019	11	4,490	13,163	-	-	4,490	13,164	17,653
2020	12	4,352	11,424	-	-	4,352	11,425	15,777
2021	13	1,815	11,775	-	-	1,815	11,775	13,589
2022	14	2,057	8,179	-	-	2,057	8,179	10,236
2023	15	2,647	14,866	-	-	2,647	14,866	17,513
2024	16	2,545	14,943	-	-	2,545	14,943	17,487
2025	17	2,352	15,680	-	-	2,352	15,680	18,032
2026	18	4,195	9,520	-	-	4,195	9,520	13,715
2027	19	1,512	9,027	-	-	1,512	9,027	10,539
Total		103,290	223,573	27	1,628	103,317	225,201	328,518

Phelps Dodge maintains a global alliance with Caterpillar that provides Phelps Dodge with preferred pricing on capital, parts, and services in exchange for committing to purchase only Caterpillar equipment where Caterpillar shares the market with other manufacturers of like equipment. With the exception of the surface miners and drills all equipment will be Caterpillar.

The initial mining fleet in 2007 includes three Cat 988 front-end loaders, ten Cat 772 haul trucks (45 tonne capacity), one surface miner, one production drill, one rock saw for sampling, and a crawler dozer. The remainder of the fleet will begin arriving in the third quarter of 2008 in time for production mining beginning in the fourth quarter. The typical operations fleet is shown in the Table 23.7.

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Table 23.7
Major Mine Equipment and Operational Parameters
			Scheduled
		Ave. Operating	Replacement
Equipment	Typical Fleet Size	Hours/Year	(Hours)
Trucks, 45 tonne	33	4,660	60,000
Loaders, 6.3 m3	9	4,834	35,000
Drills	2	4,239	30,000
Track dozers	4	4,788	45,000
Rubber tired dozers	1	4,834	35,000
Motor graders	2	4,931	45,000
Water trucks	2	4,837	60,000
Surface Miner	2	3,600	20,000

A surface miner has been selected for ore mining. It is a track-mounted machine with a large rotating drum fitted with hardened cutters that breaks rock in situ. The major advantage of the surface miner is the ability to fragment the rock in 0.625 m deep slices compared to drilling and blasting operations that typically blast on five meter benches and mine on 2.5 m benches to increase selectivity. The surface miner can be at least four times as selective in rock fragmentation as drilling and blasting and avoids the mixing and displacement issues inherent in blasting.

The surface miner technology is new to Phelps Dodge and copper mining in general, therefore a proof of concept trial was undertaken at the Phelps Dodge Bagdad mine in Arizona. A TL1255 Model Terrain Leveler surface miner manufactured by Vermeer was tested on two benches from April 25 to April 28, 2006. Point load tests in the areas where the surface miner operated indicated compressive strengths of the rock of about 100 MPa (15,000 psi). The unit performed very well achieving a production rate of over 1,100 tph. Site visits were conducted to three other locations (northern Chile, Las Vegas, Nevada and Oklahoma City, Oklahoma) where these machines were operating. The site visits confirmed that the equipment was suitable for highly selective mining. Rock samples from Kwatebala were tested at the Vermeer factory laboratory for abrasivity and compressive strength. Some of the samples were too soft to core for the testing but the average (unconfined) compressive strength of the tests was about 50 MPa (7,500 psi). Based on these tests and the extensive experience in other operations, Vermeer estimated that the average operating cost in the Kwatebala pit would be about US$0.36 per tonne.

Another key factor in selection of the surface miner was the high cost of drilling and blasting. The unit cost for drilling and blasting in ore was calculated to be approximately US$0.49 per tonne versus an estimated cost of US$0.36 per tonne for the surface miner. The high cost of drilling and blasting is due to the closely spaced drilling (4 by 4 m) dictated by the five meter bench height, blasting agent costs greater than US$1,000 per tonne of emulsion and US$800 per tonne of ANFO, and accessory costs of about US$0.10 per tonne blasted.

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The surface miner also eliminates the need for a crusher which is estimated to save two million dollars in capital. Other advantages over drilling and blasting that were not part of the analysis include elimination of crusher operating costs, reduced dilution and ore losses, improved safety, consistent product and reduced operating delays. The surface miner will also produce more even floors for loading and hauling which will be a factor in keeping the equipment moving during the rainy season.

Figure 23.10

Continuous Miner – Bagdad Test Mining

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Figure 23.11

Continuous Miner Vermeer Model T1255

Based upon 4,668 operating hours per year the surface miners will produce 1,000 tph for a total of 4.7 million tonnes each. A total of 8.7 million tonnes has been scheduled so two machines are required. These units have a useful life expectancy of 20,000 hrs.

23.1.8.4 Drills

The anticipated blast pattern will be approximately 4 m x 4 m for a hole diameter of 127 mm. Ammonium nitrate and fuel oil will be the primary explosive agent during the dry season and emulsion will be used in the wet season. These explosives will be imported from South Africa. The drills will be top hammer hydraulic drills mounted on a track carrier. They will be capable of angle drilling to the horizontal and they will be capable of penetration rates of up to averaging 51.4 m/hr in the rocks found at site. An example of this type of drill is shown in the Figure 23.12.

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For the drill patterns expected at site each drill is capable of 5.5 million tpa. Phelps Dodge has assumed that 20% of the waste will be free digging. A total of 7.3 million tpa is scheduled for drilling and blasting. A total of two drills will be required.

23.1.8.5 Loaders

All materials, including stockpile recovery, will be loaded with 988H wheel loaders equipped with a 6.3 m3 bucket. Demonstration loading of ore at the Bagdad test mining site showed that these loaders achieved good fill factors even in the very low face conditions created by the surface miners. These loaders provide a good match with the Caterpillar 772 trucks. Trucks will be loaded in 5 passes.

Ore will be mined using two loaders. Waste will be mined using three to six loaders. Stockpile material re-handle will require one loader.

23.1.8.6 Trucks

The 45 t capacity Caterpillar 772 truck size was selected to match the wheel loader capacity. Assuming a bucket fill factor of 85%, the trucks will be loaded in 5 passes.

Haulage productivity estimates were based upon weighted annual haulage profiles. Haulage speeds were set using similar sized Cat 773 truck specifications. Combined fleet productivity was adjusted for the probabilities of discreet unit availability.

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23.1.8.7 Support Equipment

Support equipment will include four Caterpillar D8R track dozers, an 824G wheel dozer, two 14H graders and two 772 water trucks. Dozers will push ramps, bench cleanup and stockpiles. The wheel dozer will carry out bench and road cleanup. Graders will be used to so road maintenance and the water trucks will be used for dust control.

23.1.8.8 Mofya Limestone Quarry

The Mofya limestone quarry will be operated by mine department. It will be required to produce 320 tpd of metallurgical grade limestone. The overall strip ratio will be approximately 2.8:1. The proposed equipment fleet includes three 23 t capacity Caterpillar 725 haul trucks, one 5.5 m3 capacity Caterpillar 980 front end loader and a Caterpillar 725 water truck. A drill will be moved in periodically as required. A contractor will operate the crushing plant.

23.2 PROCESSING OPERATIONS

The plant is capable of processing 7,000 dmtpd of ore from the Kwatebala area to produce up to 115,000 mtpa copper cathode and 10,000 tpa cobalt; of which up to 8,000 tpa of the cobalt may be produced as metal with the balance being dried cobalt hydroxide. Conversely, up to 8,000 tpa of the cobalt my be produced as dried hydroxide with the balance being metal.

Figure 23.13 Copper Circuit and Cobalt Purification

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23.2.1 Grinding

Run-of-mine (ROM) ore is delivered by haul truck to the ROM pad. The ore is blended into the ROM bin using front-end loaders. Oversize is removed using a grizzly. The ore is conveyed to the single stage (6.1 m diameter, 6.1 m EGL SAG) mill, which operates in closed circuit with a cluster of 660 mm hydrocyclones, to grind the ore to 80% passing 200 microns.

23.2.2 Leaching and Counter Current Decantation

The ground slurry is thickened, pumped to the first of five leach tanks and mixed with sulfur dioxide (SO2), sulfuric acid (H2SO4) and raffinate to achieve a leach feed pulp density of 20% (w/w). Copper and cobalt leach extractions in excess of 95% and 85%, respectively are achieved in the leach operation. The leached slurry is thickened and the overflow, containing 14 g/l Cu, is clarified and pumped to the high-grade (HG) pregnant leach solution (PLS) pond.

Thickener underflow is pumped to the counter current-decantation (CCD) circuit to recover dissolved copper and cobalt values from the leached solids. A wash ratio of 1.4-1.6 tonnes of wash solution per tonne of CCD feed solids is used to achieve a wash efficiency of 99.5%. CCD 1 overflow, containing 6 g/l Cu, is clarified and pumped to the low-grade (LG) PLS pond. The washed solids from CCD 6 are pumped to the neutralization circuit.

23.2.3 Neutralization

CCD 6 underflow, excess CCD wash solution, iron residue slurry and cobalt refinery eluate streams are neutralized using hydrated lime. Hydrated lime is added to a pH of 10.5 to precipitate magnesium. The final neutralized slurry is pumped to the lined tailings pond at a pulp density of 46% (w/w).

23.2.4 Solution Extraction and Electrowinning

The solution extraction facility consists of a single circuit comprising four extraction, two stripping stages. The HG and LG circuits have two extraction stages each and the common organic stream is stripped in two stages.

Copper is extracted from the PLS solution using organic at an extractant concentration of 30% (v/v) and an overall advance organic aqueous ratio of approximately 1.2:1. The copper is subsequently stripped from the organic phase to produce strong electrolyte at a concentration of 55 g/l Cu.

The strong electrolyte is filtered to remove any entrained organic, prior to electrowinning using 280 cells, operating at a nominal current density of 330 amp/m2. The copper concentration is reduced to 40 g/l (i.e. delta copper of 15 g/l). Copper cathode is harvested every six days. The LME Grade A cathodes are removed, washed, stripped, weighed and dispatched using three semi-automatic stripping machines. The stainless steel cathode blanks are returned to the cells for re-use.

The HG raffinate, containing approximately 1.6 g/l Cu, 7 g/l Co and 19 g/l H2SO4, electrolyte bleed and electrolyte filter backwash solutions are combined in the HG raffinate pond and are predominantly returned to the leach circuit to reduce fresh H2SO4 consumption and to achieve the desired 20% (w/w) pulp density. Excess HG raffinate, is pumped to the LG raffinate pond.

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23.2.5 Cobalt Recovery

The cobalt recovery circuit comprises three discrete unit operations, prior to the cobalt refinery:

23.2.5.1 Fe/Al/Mn Removal

Excess HG raffinate and LG raffinate, containing 0.44 g/l Cu, 3.5 g/l Co and 11.3 g/l H2SO4, are neutralized using limestone to a pH of 3.5. Sulfur dioxide and air are sparged into the agitated tanks to precipitate iron, aluminum and manganese under oxidizing conditions. Limestone is added to each of the tanks for pH control. The resultant slurry is thickened and filtered to recover the cobalt solution. The filter cake, containing predominantly gypsum, iron and aluminum hydroxides, is repulped and pumped to the neutralization circuit.

23.2.5.2 Copper Precipitation

Slaked lime is added to the solution from the Fe/Al/Mn removal circuit, to increase the pH to 5.8, removing copper from solution. Sulfur dioxide and air maybe sparged into the agitated tanks to promote the precipitation of any remaining manganese. The slurry is thickened and the solids are returned to the leaching circuit for recovery of the precipitated copper.

23.2.5.3 Cobalt Precipitation

Magnesia is added to the solution from the copper precipitation circuit to produce cobalt hydroxide at a purity of approximately 42% Co. Two stages of precipitation are used to improve the purity of the hydroxide precipitate and consequently reduce the consumption of magnesia. The thickened cobalt hydroxide is filtered and either fed to the cobalt refinery, or dried in a flash dryer and bagged for export. The cobalt-free solution is predominantly used as CCD wash solution, with the excess reporting to the neutralization circuit.

23.2.6 Cobalt Refinery

The on-site cobalt refinery circuit comprises the following circuits.

23.2.6.1 Cobalt Hydroxide Dissolution

Cobalt hydroxide filter cake from the cobalt precipitation circuit is leached with H2SO4 to dissolve the cobalt into solution. Soda ash and an air/SO2 mixture are added to the resultant slurry to precipitate any dissolved iron. The solution is clarified.

23.2.6.2 Copper Removal

Traces of copper are removed from the solution by the addition of sodium hydrosulfide. The solution is filtered, with the solids being returned to the ore leaching circuit for the recovery of contained cobalt.

23.2.6.3 Cobalt Electrowinning

The Zn/Cu/Ni-free strong electrolyte is circulated through 62 electrowinning cells, employing anode bag technology and operating at a current density of 350 amps/m2. Each of the cells takes approximately 4 g/l Co "bite" from the feed solution, which is subsequently returned to the recirculation tank.

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Anolyte is withdrawn from the anode bags prior to removal of lead using strontium carbonate. Excess solution is pumped to the cobalt precipitation circuit for recovery of cobalt values, while the remainder is returned to the cobalt hydroxide dissolution circuit for repulping the cobalt hydroxide precipitate.

Approximately 50% of the cathode surface area is masked with a resin to produce cobalt cathode deposits which are discs of approximately 25 mm diameter and 6 mm thick. The cathodes are removed from the electrowinning cells, washed with hot demineralized water and manually stripped from the cathode mother blanks. The high-purity cobalt metal is then packaged into drums, sampled, weighed and shipped.

23.2.7 Sulfuric Acid Plant and Steam Generation

Based on an overall acid plant availability of 92.5%, the 600 tpd sulfur burning sulfuric acid plant produces 202,500 tonnes per year of sulfuric acid and 38,000 tonnes of sulfur dioxide, predominantly for use in the leach circuit. Total consumption of sulfur is estimated to average 28.3 kg per tonne of ore. Waste heat from the acid plant is utilized for steam raising and is supplemented with steam produced from electric boilers, for various heating duties throughout the plant.

23.2.8 Utilities

Compressed air and instrument quality air are reticulated throughout the plant site at 700 kPag. Low-pressure blowers provide the air requirements for the Fe/Al/Mn removal and Cu precipitation circuits.

Raw water is pumped from the well fields to the fire and raw water dams. Fire water is reticulated throughout the plant site. Raw water is used throughout the processing plant for gland seal, reagent make-up and cooling water. Filtered raw water is used to produce potable and demineralized water. Potable water is used for drinking water and safety shower requirements in the processing plant. Demineralized water is used in the cobalt refinery and for steam generation in the acid plant and electric boilers. Process water is predominantly made up of tailings decant water and leach feed thickener overflow with make-up water supplied from local wells installed at Kwatebala.

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23.3 AUXILIARY INFRASTRUCTURE

23.3.1 Buildings

  Several buildings will be erected to provide facilities for plant management, control functions, safety and amenities. These buildings, located at the plant site include the following:

  Site security and gatehouse through which entry and exit from the plant are controlled for both pedestrians and vehicles

  Change room, incorporating lockers and ablution facilities

  First aid and fire building: a treatment room for immediate first aid, storage for fire/rescue equipment and parking facilities for an on-site ambulance and fire/rescue vehicle

  A main control room to monitor and control the process plant control functions. The control room also accommodates additional supervisory personnel

  A small laboratory for immediate analysis of process operations

  Storage areas, both covered and in open yards, to provide security and protection from weathering effects for both operating consumables and maintenance spares

  Crib rooms equipped with furniture and basic kitchen facilities at a centralized plant location

  Workshop facilities for both plant maintenance and heavy vehicle maintenance. These buildings are located adjacent to each other and will incorporate office accommodation and storage facilities for the area

23.3.2 Fire Protection

The fire protection system is a ring main hydrant system providing coverage throughout the plant. Foam dispensing facilities are installed as applicable. Specialized protection is installed for electrical equipment and in administration-type buildings together with portable firefighting equipment. A fire/rescue vehicle is stationed at the plant site.

23.3.3 Fencing

Fencing will provide security for the plant site, construction camp, airstrip and the permanent village.

23.3.4 Sewerage

Sewage treatment plants will be installed at the plant site and at the permanent village.

23.3.5 Fuel

The main fuel storage is located adjacent to the heavy vehicle workshop area. This provides refueling facilities for the mining fleet and the plant site vehicles. Smaller fuel tanks are installed near the following locations:

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  Plant site emergency power generators

  Acid plant

  Firewater pump

  Permanent village

  TFM village

  Limestone quarry

23.3.6 Mine Villages

A permanent village will be constructed to accommodate the construction workforce and subsequently the permanent workforce for the plant operations. The village, called the workers village will be located south of the airstrip, adjacent to the existing road.

Up to 450 dwellings will be constructed, of these 90% will be four-person units for the workforce and 10% for management. The units will be of blockwork construction with ablution and cooking facilities. In addition to the accommodation units, the village will be provided with communal messing, ablution and laundry facilities. A recreation building, football pitch and basketball courts will be constructed for after-hours activities. Additionally, the existing squash court and swimming pool will be incorporated into the village layout.

Buildings will also be provided for village administration, security, first aid and guard house. Service facilities installed will include a potable water treatment plant, sewage treatment plant and fuel station. Open space areas will be created amongst the village buildings and the entire village area will be fenced for security.

During construction, the Workers Village will be used to house approximately 1,600 construction workers in the homes. The general function buildings will be used as the kitchen and mess facilities during the construction-phase. As the construction of the project reaches completion, the housing will be converted into single-family housing for the operations workforce. Workers will be bussed daily to and from the plant site.

23.3.7 Airstrip

A small building at the airstrip will provide a waiting area, security force, customs officials’ offices and toilet facilities. The airstrip at Fungurume is in good condition and has been maintained by TFM. The airstrip has landing lights, ground to air radio and is currently capable of VFR landings only. There is no plan to upgrade to IFR landings in the current study, although this option will be considered during EPCM. The runway is 1,740 m long by 20 m wide and meets mid-size cargo and mid-sized passenger aircraft requirements for take-off and landings.

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23.4 TAILINGS

The TSF proposed for the TFM project consists of a cross-valley storage site, contained by mine rock and native earth embankments. The entire impoundment area will be lined with an HDPE liner. The TSF will be constructed in stages to limit initial capital investment. It will be supplemented by a Return Water Dam (RWD). In order to reduce initial capital, a small temporary RWD will be used for approximately six months, whereupon it will be absorbed into the TSF and the second (permanent) RWD will become operational. Figure 23.14 shows the proposed TSF configuration during the first 20 months of operation and after 40 months of operation. Additional capacity can be obtained from this general configuration by raising the confining embankments, as necessary. This will allow containment of the full known ore reserve of 103 M dmt. The footprint shown in Figure 23.15 shows the development after 23 years of the design life at the current project throughput rate.

Figure 23.14
Layout of TSF and RWDs After ~ 20 Months

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Figure 23.15
Layout of TSF and RWD and End after 64 MT Tailings Deposition (23 years)

The TSF development has been designed to reduce initial capital expenditure, whilst considering a realistic balance between costs and operational issues. The tailings management plan therefore provides for:

  The initial development of containment embankments that will not require raising until Year 4 of operation

  A fully lined TSF basin that will not require extensions until Year 2 of operation

  A RWD, as a separate water holding facility to the TSF, allowing greater flexibility in water management and the maintenance of a lower level of operational risk

  Inherent provisions to progressively extend the facilities throughout the mine life

The design has embraced the corporate policy of aiming for a "zero discharge" solution. The basins of the TSF and RWD will thus be lined with composite liners, comprising 1 mm (40 mil) and 1.5 mm (60 mil) thick high density polyethylene (HDPE) geomembranes, overlying a 300 mm thick layer of conditioned and compacted in situ clayey silt. The thicker geomembrane will be used on the upstream faces of embankments and the steeper sections of the basins, where the stresses on the liner are likely to be higher.

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An underliner drainage system has been incorporated into the first stage development, reducing the potential for uplift pressures on the liner. The underliner drainage will also serve as a long term monitoring facility to check for liner leakage.

23.5 SITE WIDE WATER BALANCE SUMMARY

Water management on the Tenke Fungurume Project (the project) is an important aspect of the project – both from an environmental perspective and an operational perspective. Water management revolves around three core aspects:

  Water Supply (Raw Water)

  Stormwater management

  Dirty water management.

All three components are interlinked as both dirty water and stormwater are harvested to supplant fresh/raw water supply in the wet season in order to minimize the risk of uncontrolled discharge of water from the project area and hence meet the water management objective of as near as "zero discharge" as practicably possible. The storm water management revolves around the infrastructure required to convey large volumes water from one area to another within defined criteria. It includes an aspect of affected run-off water harvesting. The principle is that affected surface run-off water has to be stored for re-use or evaporation, as it should not be released to the environment with a spill frequency less than once in ten years.

The key components of the Tenke Fungurume water management system are listed below:

  Plant area

  Low grade ore stockpiles

  Waste rock dumps

  Tailings storage facility TSF)

  TSF Return Water Dam

  Kwatebala Pit

  Stormwater control dams

  Natural catchments.

The quality and the quantity of stormwater generated from the areas listed above are different for each one. The Project is as near a zero discharge facility as is practicably feasible. This is taken to mean that the stormwater management system (apart from the TSF) will spill no more than one event in every 10 years on average. This is in keeping with the implementation of USEPA guidelines for stormwater management. The TSF is designed not to spill. Thus the affected stormwater may not be released to the environment, hence needs to be used or treated in some way.

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23.6 RECOVERABILITY

23.6.1.1 Summary of Metal Extractions

The mine plan, project economic model and process plant design are based upon overall plant recoveries of 95% Cu and 83.3% Co. Section 16.3 details plant recoveries.

23.7 MARKETS AND CONTRACTS

Tenke Fungurume is expected to produce LME Grade A copper cathode at an initial annual rate of approximately 115,000 tonnes. It is also expected to produce a combination of cobalt hydroxide and cobalt metal at an initial annual combined rate of at least 8,000 tonnes.

PD currently produces and markets in excess of one million tonnes of copper annually from all of its properties and currently does not produce cobalt. The copper cathode produced by Tenke Fungurume will be sold as part of the same overall PD copper marketing strategy. The marketing strategy for both products involves a mix of long-term agreements directly with end-users and to a lesser extent on a spot basis to some consumers and merchants.

The cobalt produced by Tenke Fungurume will be marketed under a strategy that optimizes the mix of cobalt products (refined cobalt metal and intermediate products) and customers (end-use consumers, processors and merchants) to ensure that all of the Tenke Fungurume cobalt production is sold to credit worthy customers.

Long-range forecasts of copper price are difficult to make with precision and are heavily dependent on macroeconomic and political assumptions as well as assumptions on the introduction of new mine capacity. Both CRU and Brook Hunt make forecasts through 2010 and 2017 respectively. For the period 2008–2017 these analysts are expecting the copper price to move in a wide band between US$0.80 per pound and US$1.70 per pound on a constant dollar basis. Tenke Fungurume feasibility study economic analysis base case and sensitivities have been run with numbers at the lower end of this range.

The cobalt market is considered a complex market comprised of:

  Primary and secondary producers

  Intermediate processors

  A wide and changing range of end-use applications

  An opaque trading structure

In the past, the supply of cobalt has been unstable and subject to unexpected disruption. This has led to severe volatility in price, ranging from a low of US$7.00 per pound to a peak of just over US$30.00 per pound. The market is undergoing a transition as a number of major new projects with significant additional cobalt production are in the development stage. It is expected to develop into a more mature market as projects such as Tenke Fungurume come on with stable levels of production.

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As new production reaches the market, prices are expected to fall for a period of time as supply and demand work to balance. The price forecast for the Feasibility Study is US$8.00 per pound through 2013 and US$12.00 per pound thereafter.

The cobalt market is relatively small in size. It also does not have a terminal market. As a result, price and distribution of product can be difficult and opaque. The future price of cobalt will be highly dependent on the demand growth curve, coupled with the exit of existing high-cost production, should supply exceed demand. Product flexibility is important to ensure that Tenke is able to market all of the cobalt production in a timely manner. The primary products will be cobalt metal (a high-quality, high-purity product) and cobalt hydroxide (an intermediate product).

23.8 ENVIRONMENTAL CONSIDERATIONS

The development and operation of the project will be subject to a number of laws, regulations, standards and international best practice frameworks dealing with the protection of public health, public safety and the environment. In addition, TFM will augment these applicable performance standards (legally required) with a number of reference guidelines (not legally required), intended to assure that the project environmental performance meets or exceeds the expectations of the United States, DRC and international stakeholders. Environmental and social action plans have been developed as part of an overall Environmental and Social Impact Assessment (ESIA) to guide compliance with these applicable standards and reference guidelines. The applicable standards are those referenced by the Equator Principles (including the International Finance Corporation’s Performance Standards for Social and Environmental Sustainability), those set forth in the Amended and Restated Mining Convention (ARMC) and those elaborated in a number of applicable DRC laws. The reference guidelines chosen for the project are USEPA environmental standards, standards of the World Health Organization and standards contained in the 2002 DRC Mining Law (including its 2003 Regulations). Under the terms of the Project’s ARMC, TFM is not legally subject to the environmental and social provisions of the 2002 Mining Law. However, reference will be made to the environmental and social standards contained within the law and the project has been designed to achieve general conformance with the standards.

Additionally, the DRC is a signatory to international treaties. The ones potentially applicable to the Project include the United Nations Framework Convention on Climate Change ("UNFCCC") and the Kyoto Protocol, Convention on Biological Diversity ("CBD"), Convention on the International Trade of Endangered Species of Wild Flora and Fauna ("CITES"), Treaty on the Central African Forests Commission ("COMIFAC Treaty") and The Convention on Wetlands of International Importance especially as Waterfowl Habitat ("Ramsar Wetlands Convention"). These treaties and their requirements were considered in the ESIA.

Under DRC law, TFM will secure a number of permits prior to constructing the project. The most important of these are listed as follows:

  Occupation Authorization: Mining law in the DRC requires authorization by the Governor of the province to occupy the land within a mining perimeter. This authorization grants the right to construct facilities, use water, dig canals, build roads, etc. However, it does not exclude the grantee from having to acquire any other applicable permits for the same activities. This authorization has already been attained for early project activities

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  Exploitation Permit: Required for any person or entity wishing to perform an activity that may prove dangerous, unhealthy or a nuisance. Certain activities relating to the proposed mining project fall under this requirement. The permit is administered by the Ministry of the Environment and the permit holder is subject to taxation, based on the type and size of the proposed facilities. The Exploitation Permit application was prepared during 4Q 2006.

  Permits needed for the construction phase of the mine: In addition to the above permits, additional permits are needed for activities such as transporting large or heavy objects in the DRC, building houses and mining premises, doing major earthworks, installing electrical equipment, using water and discharging to a water course. Most of these permits can be obtained through the Governor of Katanga and are not considered to be difficult or time-consuming to obtain

23.9 TAXES

Under the ARMC, TFM is required to comply with the tax regime established by the New Mining Code. Specifically, the ARMC contractually incorporates the provisions of Title IX, Tax and Customs Legal Regime for the Mines, of the New Mining Code. TFM is subject to these provisions of the New Mining Code, stabilized as of the date the provisions were incorporated into the ARMC. However, the applicable customs and para-fiscal provisions that TFM has benefited from under the Original Convention remain effective under the ARMC.

23.10 CAPITAL COST ESTIMATE

23.10.1 Project Capital Cost

The capital costs for the project are presented in US dollars at second-quarter 2006. Costs have been estimated to an accuracy of ±15% based on the 115,000 tpa option. The cobalt refinery estimate is to an accuracy of 30%. The estimate is summarized below in Table 23.14 by process area. The estimate is based on the supply of all new equipment. All costs are exclusive of VAT, GST, import duty and similar taxes and duties. The escalation allowance is included in the indirect costs.

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Table 23.8 Dfs Capital Cost Estimate - Summarized By Process Area
Area No.	Area Description	Bare Cost	Contingency		Total Cost
Direct Costs		($000)	(%)	($000)	($000)
001	Plant Site	13,336	15	2,000	15,336
010-020	Stockpiling, Grinding	11,827	7	869	12,697
030-050	Leaching, CCD, Neutralization	50,112	9	4,267	54,380
060	Copper Solution Extraction	19,788	12	2,333	22,121
070	Copper Electrowinning	41,694	8	3,176	44,870
081-084	Cobalt Hydroxide Purification	30,978	9	2,642	33,619
085	Cobalt Hydroxide Dissolution	3,368	10	340	3,709
086-087	Cobalt Cathode Purification	5,000	11	541	5,541
088	Cobalt Electrowinning	12,578	8	984	13,562
090	Sulfuric Acid Plant	36,677	7	2,416	39,093
100-106	Reagents	11,266	9	973	12,239
110-112	Water, Air & Steam Services	10,197	10	1,025	11,222
113	Tailings Facility	15,320	20	3,130	18,450
120-130	Infrastructure, Fuel & Elect. Distr.	43,349	14	5,926	49,276
140-176	Plant & Village Buildings, Airstrip	19,020	9	1,667	20,687
177	Construction Camp Management	10,241	5	512	10,753
180	Plant Mobile Equipment	7,306	5	365	7,672
200	Process Control System	3,246	10	325	3,571
210	Mob/Demob/Vendors Reps	16,743	6	1,007	17,750
220	First Fills and Reagents	11,686	5	584	12,270
	Subtotals	373,734		35,083	408,817
Indirect Costs
	EPCM and Fee (5% contingency applies
	to EPCM only)	63,909	5	3,195	67,104
	Owners Cost (incl. Mining)	99,950	9	9,457	109,406
	Taxes and Import Duties	5,858	-	-	5,858
	Capitalized Spares	7,790	-	-	7,790
	Subtotal (Direct and Indirect Cost)	551,241		47,735	598,976
	In-fill Drilling (capitalized)	6,229			6,229
	Subtotal (3Q06 $US)	557,470			605,205
	Escalation on Capital	37,400			37,400
	Total Project Capital				642,605

A provision for escalation of capital costs during construction has been estimated at US$37.4 million. Escalation takes into account recent trends in the cost of construction.

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Total working capital is estimated to be about US$80 million through 2009 at copper prices of US$1.50/lb and cobalt prices of US$8.00/lb. Product inventories are based on 29 days of copper production, 77 days of cobalt metal and 17 days for cobalt hydroxide. Payment terms are assumed to be 30 days for copper, 30 days for cobalt metal and cobalt hydroxide is paid 95% in five days with the balance in 30 days. Total working capital includes US$15 million held in cash reserves and an additional US$15 million in materials and supplies and normal working spares.

Total sustaining capital over the life of the operation is estimated to be US$186 million.

23.10.2 Mine Capital Cost

23.10.2.1 Mobile Equipment

Equipment capital quotations were from TractAfric, the Caterpillar dealer in the DRC, and other mine equipment vendors. The quotations include estimated transport and assembly costs; costs on manufacturer recommended options and estimated freight charges including 12% freight to Lubumbashi, 3% Lubumbashi-Tenke transport and assembly fee. In addition there will be a 2% duty tax for all Capital C&F Tenke – Pre-Production and 5% duty tax for all Capital C&F Tenke years 2009 through life of mine.

Capital costs for the major units, as quoted from vendors, are shown in the Table 23.9.

Table 23.9 Major Equipment Capital Costs
Unit	Capital Cost (US$000 per unit)
CAT 772 Haul Truck	672
CAT 770 Water Truck with tank	716
CAT 988H Front-End Loader	671
CAT 14H Motor Grader	384
CAT 824G RTD	520
CAT D8R Track Dozer	472
Surface Miner	1,940
Blast Hole Drill	764
Sampling Drill (TBD)	181

Major equipment requirements for the two pre-production periods are estimated as shown in the Table 23.10.

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Table 23.10 Initial Major Equipment Unit Requirements
Unit	2007 (new units)	2008 (new units)	Total Start-Up (new units)
CAT 772 Haul Truck	10	23	33
CAT 770 Water Truck with tank	0	2	2
CAT 988H Front-End Loader	3	6	9
CAT 14H Motor Grader	0	2	2
CAT 824G RTD	0	1	1
CAT D8R Track Dozer	1	3	4
Surface Miner	1	1	2
Blast Hole Drill	1	1	2
Sampling Drill (TBD)	1	0	1

Mining equipment capital cost for the initial two years total US$40.2 million.

Table 23.11 Initial Major Equipment Capital Cost
Unit	2007 ($000)	2008 ($000)	Total Start-Up ($000)
CAT 772 Haul Truck	6,529	15,016	21,545
CAT 770 Water Truck with tank	0	1,391	1,391
CAT 988H Front End Loader	1,955	3,910	5,865
CAT 14H Motor Grader	0	746	746
CAT 824G RTD	0	505	505
CAT D8R Track Dozer	459	1,377	1,836
Surface Miner	1,885	1,885	3,770
Blast Hole Drill	743	743	1,486
Sampling Drill (TBD)	176	0	176
Auxiliary Support Equipment	2,614	298	2,912
Total Mine Equipment (start-up)	14,361	25,871	40,232

In addition to the mobile equipment for the mine, inventory was estimated to be US$0.91 million and a training simulator was included for US$0.6 million. The Mofya Limestone Quarry equipment will be an additional US$1.8 million.

Pre-stripping during 2007 and 2008 totals US$7.8 million in owner’s costs and US$1.8 million for contract mining. Total initial capital costs will be US$54.98 million.

Sustaining capital costs will total US$84.6 million between 2009 and 2027. Total capital mine capital will be US$139.5 million.

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23.11 OPERATING COST ESTIMATE

23.11.1 Project Operating Cost

The ten-year average operating cost estimate for Tenke Fungurume are the annual costs for running the operation and transportation of product to port for shipping. For cobalt, the cost of shipping to the customer port is included in these costs. Included in the operating costs are items such as power, consumables, maintenance, labor, reagents and administrative costs. There are also two TFM villages and a TFM health clinic to provide housing and health care facilities for employees and their families.

Operating costs and labor requirements for mining were provided by PD. Costs for reagents and consumables are based on quotations received from potential suppliers. Maintenance costs are based on a percentage of the capital cost of equipment. This percentage has been determined by GRDM based on experience from similar projects. The costing scale for national labor and power cost (US3.0¢per kWh) were provided by PD based on negotiations with SNEL, a DRC power company. The cost for international labor was provided by GRDM based on similar projects. Administrative costs were based on the 2005 administrative costs at similar PD operations. Table 23.12 shows a summary of operating costs for the first ten years of operation at Tenke Fungurume. These operating costs are estimated to an accuracy of ±15%, except the cobalt refinery is estimated to an accuracy of ±30% pending verification of testwork results.

Table 23.12 Average Annual Operating Cost During First 10-Years
Area	Total Cost per Annum US$(000)
Mining (includes WIP)	23,155
Comminution	3,083
Copper Processing	45,301
Cobalt Processing	27,277
Administration (includes TFM management fees)	29,857
Transportation	34,289
Taxes and Duties	17,608
Subtotal before Co Credit	180,570
Cobalt Credit	(173,277)
Total Cash Cost	7,293

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23.11.2 Mine Operating Cost

The mine operating cost estimate has been developed from first principals. The elements of the cost model are shown in the Figure 23.16.

Figure 23.16
Mine Cost Model

23.11.2.1 Equipment Availability

Caterpillar equipment controllable availability was assumed to be 75%. Drills and the surface miners were assumed to have 70% controllable availability.

23.11.2.2 Equipment Utilization

Utilization of availability was assumed to be 85% during start-up and 81.25% throughout normal production. This includes shift change, equipment inspection and lunch breaks.

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Mine operations will follow the processing schedule 24 hrs/day seven days per week. Holidays and weather related stoppages are predicted to be 23 days/year. Total scheduled operations are 342 working days or 8,208 hrs/year

23.11.2.3 Operating Cost

The operating cost basis was derived from several sources. Western Mine Engineering cost reference manuals from 1999 to 2004 formed part of this database.

TractAfric provided a MARC contract detailing a proposal to maintain and repair the entire Caterpillar fleet. These MARC quotations were applied to all Caterpillar equipment while the cost data from the above mentioned references were applied to all auxiliary support equipment.

The Caterpillar Handbook provided guidelines for estimating equipment replacement, tire life expectancy as well as typical fuel consumption rates for the specified Caterpillar equipment. Medium duty fuel consumption rates were used across all equipment. Tire lifecycles are expected to meet or exceed recommended life expectancy ranging from 4,000 to 6,000 operating hours. Tire costs are based on new purchases according to the life of mine copper correlated tire prices obtained from the Phelps Dodge Global Supply Chain group.

Phelps Dodge generated life-of-mine commodities summary diesel fuel prices of US$0.90/l for 2007, US$0.78/l 2008 and US$0.59/l through 2027 were used throughout the estimates.

23.11.2.4 General and Administration

General and Administration expenses were estimated jointly by Phelps Dodge and Minproc. They include employee salaries, public relations, safety, training, office supplies, business travel, security services, outside contractors and equipment rentals. Total general and administration expenses were estimated to be US$0.19/t mined.

23.11.2.5 Surface Miner

The surface miner detailed operating and maintenance costs were provided by the vendor. Undercarriage costs are included in wear parts. Engine and hydrostatic drive rebuild intervals are 10,000 hours and 5,000 hours respectively. Tooth replacement interval will be approximately 4 teeth/hr. Fuel consumption was estimated to be 109 l/hr. Total operating cost for the surface miner is estimated to be US$0.36/t mined by the surface miner.

23.11.2.6 Drilling & Sampling

Drilling & blasting has been estimated for 80% of the scheduled waste production. Drill penetration rates were estimated to be 51 m/hr. Fuel consumption was estimated to be 50 l/hr. Bit life was estimated to be 500 m and drill steel life 2,000 m. The total drilling cost was estimated to be $0.14/t drilled.

A rock saw will be used to collect samples for ore control. This saw will cut 0.625 m trenches at a 5 m interval in ore. The operating cost estimate is US$0.05/t.

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23.11.2.7 Blasting

The primary blasting agent will be ANFO. Approximately 40% Emulsion P100 mix will be used primarily during the wet season. Afridex an African Explosives Zambia Limited company will deliver explosives to the borehole. Blasting costs were estimated based upon US$800/t for ANFO and US$1,050/t for emulsion. Accessories were estimated at $18.00/hole. Total blasting cost will be US$0.49/t blasted.

23.11.2.8 Loading

The front end loader operating costs are estimated to be US$0.18/t for ore in low face operating conditions and US$0.17/t in waste.

23.11.2.9 Hauling

Haulage costs were calculated for ore and waste. Tire life was assumed to be 4,500 hrs. Fuel consumptions was assumed to be 44.5 l/hr. The average haulage cost for ore was estimated to be US$0.76/t and the average cost for waste was estimated to b US$0.72/t. Overall average was US$0.73/t.

23.11.2.10 Support

Support equipment requirements were factored on loading and haulage hours. The overall production support equipment cost was estimated to be US$0.28/t over the life of mine for all materials mined.

23.11.2.11 Ore Stockpile

The ore stockpile re-handle requires on front end loader tramming up to 100 m distance. Up to 24 tallymen will track the ore stockpile bins. Track dozers will be required occasionally to maintain the stockpile surface. The total ore stockpile re-handle cost was estimated to US$0.27/t delivered to the conveyor hopper.

23.11.2.12 Mining Cost Summary

The life of mine operating costs have been estimated to be US$1.76/t of all material mined. The cost distribution is shown in the figures below.

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Katanga Province, DRC

Figure 23.17
Mine Operating Cost by Activity

Figure 23.18
Mining Cost Distribution by Cost Center

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23.12 ECONOMIC ANALYSIS

23.12.1 Financial Analysis and Sensitivities

The financial analysis for the Tenke Fungurume Project was performed on a 100% project basis in the DRC. It is assumed that the project’s financial projection is on an unescalated and unleveraged basis (without the benefit of any debt as is standard for project investment decision criteria). The project economics include the remuneration by TFM of the Advisor (Lundin Holdings) as stipulated under the Advisor Contract. The economics reflect project cash flows subsequent to September 1, 2006 and the initial tax basis reflects balances of TFM as of that same date. The accounting conventions are based on International Accounting and Reporting Standards.

The economic and financial model construction is detailed in the Feasibility Study Financial Analysis Section. The financial model underlying framework is based on the Phelps Dodge Corporation standard life-of-mine (LOM) model used for external reporting compliance purposes and for strategic planning, with additional modeling to reflect the appropriate tax regimes, partnership interests and agreement-specific requirements.

The Tenke Fungurume Project is evaluated on the basis of 7,000 dmtpd ore processing plant with initial optimization of copper production at approximately 115,000 tpa. The project life is based on mining only the currently identified reserves that meet the standards of United States SEC reporting requirements. Under the Feasibility Study mine plan, ore is mined for the first 19 years and stockpile material is processed from 2028 through 2049.

The economics have been performed for two principal cases. The first case is with an 8,000 tpa cobalt refinery at the project site and the second case is without a cobalt refinery. These two cases are being presented as marketing arrangements for the sale of cobalt since the appropriate size for the cobalt refinery has not been finalized. Preliminary indications are that the initial off-take arrangements for the sale of cobalt may require some of the product to be sold in the form of hydroxide and some of the product as metal in order to optimize the cobalt returns. The optimal refinery size will depend in part upon these sales arrangements.

Case A

Cobalt refinery – an 8,000 tpa cobalt refinery at the plant site. It is assumed that all of the 2008 production during start-up is sold as hydroxide. In 2009, 4,000 tonnes of cobalt is sold as metal and the remainder as hydroxide and metal production gradually increases to plant capacity in 2015. The cobalt hydroxide is assumed sold at 69% of the equivalent metal price

Case B

No cobalt refinery – for this case, the plant has enough filtering capacity to produce as much as 8,000 tpa of cobalt in the form of dried hydroxide. To sell this much cobalt hydroxide, it is assumed that there will be a discount to the equivalent cobalt metal price is 65%

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As discussed in the Market Analysis and Product Pricing Section, Tenke Fungurume cobalt production will represent a significant addition to world cobalt supply and the initial impact on the market potentially could be disruptive for a period of time. The economics are evaluated over a range of copper and cobalt prices as shown in Tables 23.16 and 23.17.

Table 23.13 Copper Price Cases* US$/lb
Case	2008	2009	2010	2011	2012	2013	2014+
Base Case	1.75	1.50	1.05	1.05	1.05	1.05	1.05
High Case	1.75	1.50	1.20	1.20	1.20	1.20	1.20
Low Case	1.75	1.50	0.90	0.90	0.90	0.90	0.90

* Copper prices include a delivered cathode premium of US4.5¢ in 2008 and 2009 and US2.5¢ beginning in 2010 and onward. Operating costs include freight to customers in Europe and Asia.

Table 23.14 Cobalt Price Cases, US$/lb
Case	2008*	2009	2010	2011	2012	2013	2014+
Base Case	8.00*	8.00	8.00	8.00	8.00	8.00	12.00
High Case	8.00	10.00	10.00	12.00	14.00	15.00	15.00
Low Case	8.00	6.00	4.00	4.00	4.00	6.00	8.00

* Reflects price for 2008 production sold in 2009.

Table 23.15 Financial Results – Unit Costs (for Base Case Copper and Cobalt prices)
VARIABLE / CASE	UNIT COSTS (US$)	CASE A 8,000 MTPY COBALT REFINERY	CASE B NO COBALT REFINERY
Cash Operating Costs (LOM)	¢/lb Cu	(19.2)	16.8
Cash Operating Costs (first 10 years)	¢/lb Cu	3.0	19.9
Full Operating Costs (LOM)	¢/lb Cu	2.7	37.5
Full Operating Costs (first 10 years)	¢/lb Cu	23.6	39.3
Initial Capital Expenditures	$M	605.2	554.6
By-Product Credit (LOM)	¢/lb Cu	137.4	90.2
By-Product Credit (first 10 years)	¢/lb Cu	69.0	47.1
Total Capital Expenditure (Project Life)	$M	791.2	740.6

Cash costs and full costs are net of by-product credit for cobalt. Cash and full costs also include the advisory fee, royalty and duties, but exclude any taxes on income.

The full unit costs include an amortization of US1.01¢ per pound for financial book capitalized interest totaling US$49 million. This has no impact on cash flow.

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The actual economics for each shareholder will be different, as it does not include home country taxes at the Lundin level or for each shareholder of Lundin Holdings, the effect of the remaining Transfer Bonus Payments or Gécamines’ non-dilutable carried interest. The economics for Gécamines will reflect the Transfer Bonus Payments and its non-dilutable carried interest, with cash dividends commencing upon payback of the certain advances made on its behalf.

23.12.2 Sensitivity Analysis

The project is sensitive to various project parameters, including grade, capital and operating costs, key input commodity price assumptions (sulfur and energy) and metal recovery. The two elements that have the most impact on the project are cobalt price and initial project capital. A change in the cobalt price of US$1.00 per pound over the life of the project changes the cash and full unit costs by US$0.12 respectively and annual cash flows by US$11 million per year for the period of mine operations (2008 to 2027). A change in the initial capital of US$45 million changes the full unit cost for the first ten years of production by US$0.01 per pound.

The evaluation criteria for the financial analysis conform with the data and designs developed in the feasibility study. The financial analysis for the Tenke Fungurume Copper-Cobalt Project was performed on a 100% project basis in the DRC. The economics reflect project cash flows subsequent to September 1, 2006, and the initial tax basis reflects balances of TFM as of that same date. The economics do not include Transfer Bonus Payments made to Gecamines, or project costs incurred prior to Sept 1, 2006. The accounting conventions are based on International Financial and Reporting Standards. Further to the input data described above, the following criteria were used for the analysis:

Financing – The model reflects zero third-party debt financing.

Metals Pricing – Project cash flows are derived using long-term metal prices as follows:

Table 23.16 Copper Price Cases* US$/lb
Case	2008	2009	2010	2011	2012	2013	2014+
Base Case	1.75	1.50	1.05	1.05	1.05	1.05	1.05
High Case	1.75	1.50	1.20	1.20	1.20	1.20	1.20
Low Case	1.75	1.50	0.90	0.90	0.90	0.90	0.90

* Copper prices include a delivered cathode premium of US4.5¢ in 2008 and 2009 and US2.5¢ beginning in 2010 and onward. Operating costs include freight to customers in Europe and Asia.

Table 23.17 Cobalt Price Cases, US$/lb
Case	2008*	2009	2010	2011	2012	2013	2014+
Base Case	8.00	8.00	8.00	8.00	8.00	8.00	12.00
High Case	8.00	10.00	10.00	12.00	14.00	15.00	15.00
Low Case	8.00	6.00	4.00	4.00	4.00	6.00	8.00

* Reflects price for 2008 production sold in 2009.

Tenke Fungurume Feasibility Study Feb 2007
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Exchange Rates – The model is in U.S. dollars.

Start-Up Costs – Owner’s costs for the project include allowances for hiring and training staff prior to start-up. The EPCM cost includes contractor’s assistance in commissioning and start-up.

Working Capital –The model includes working capital for product inventories, accounts receivable, accounts payable, materials and supplies and cash held in the bank.

Loan to La Société Nationale d’Electricité (SNEL) – A loan of $45 million made to SNEL, the local electric power company, has been included in the project economics as a long-term receivable that is repaid to the Tenke Fungurume project through reduced power rates over the first 15 years of production.

Taxes and Royalties – The Tenke Fungurume project is subject to taxes, duties and royalties consistent with the 2002 DRC Mining Code.

23.13 PAYBACK

A comprehensive financial model has been prepared by Phelps Dodge based on the mine plan, metallurgical recoveries, capital and operating costs contained in the Feasibility Study. Minproc has not reviewed the Phelps Dodge model. Financial model results have been reviewed by Paul Conibear, P.Eng, and President of Tenke Mining Corp., who is an appropriately qualified person as defined by National Instrument 43-101. The resulting project cash flows derived from the Tenke Fungurume project financial model on a stand-alone basis generate the following financial results, depending on the metal pricing scenario:

Table 23.18 Metal Price Scenarios
Financial Metric	Low Copper Case, Low Cobalt Case	Base Copper Case, Base Cobalt Case	High Copper Case, High Cobalt Case
Internal Rate of Return (%)	17.6	25.4	31.6
Undiscounted Payback Period (years)	6.2	3.8	2.9

Tenke Fungurume Feasibility Study Feb 2007
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23.14 MINING LIFE

23.14.1 Mine Life

The feasibility study which was the subject of this report was based upon exploiting the measured and indicated resources of Kwatebala, Goma and Fwaulu deposits as modeled by Phelps Dodge using revised geological interpretations and the historical database. This translated into an open pit mine life of 19 years and stockpile processing for an additional 22 years providing a combined project life of 41 years.

23.14.2 Exploration Potential

Exploration is ongoing at Tenke Fungurume that may provide additional resources to extend the mine life. The current exploration program overview is summarized below:

23.14.2.1 Kwatebala

An updated resource model in progress incorporating the 2006 drilling information that was not included in the feasibility study. Development drilling will continue at Kwatebala infilling many areas to 50 m spacing and to 25 m spacing in critical areas. The program is linked with the mine plan and is focussed on resolving geometric problems in structurally complex areas. Drilling will take 12 months to complete with minor follow up drilling in early 2008 Resource model complete in June 2008. A capital budget includes a total of 94 holes including 9,000 m of drilling. In addition mine site exploration drilling will comprise a program of 104 holes including 11,000 m. An additional 1,200 m of condemnation drilling is planned.

Figure 23.19
Kwategala Exploration Drilling

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23.14.2.2 Goma & Faulu

Exploration drilling at Goma will focus on the southeast area in 2007. Drilling will be on 200 m centers. In 2008 infill drilling will take place on 100 m centers. Drilling at Faulu will focus on the northeast area in 2007 then the southwest area in 2008. Infill drilling wil be on 100 m centers. A total of 71 holes will be drill for a total of 10,000 m.

Figure 23.20
Goma Exploration Drilling

Sec 2200
Current Oxide Pit Limits
RSC
RSF
Potential Future Expanded Oxide Pit
200m
Historic Hole
2007 Program 200 m
2008 Program 100 m
2009 Program 50 m

Tenke Fungurume Feasibility Study Feb 2007
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23.14.2.3 Dipeta

A multi year program of exploration has been planned for the Dipeta. Seven targets have been identified that typically have 5 to 7 holes inc each target. This program wil be spread over 2007 – 2011 with scout drilling in 2007 and subsequent infill drilling of the best targets.

Figure 23.21
Dipeta Exploration Targets

23.14.2.4 Greenfields Exploration

In addition to the specific programs currently planned on known resources other areas of favourable geology have been recognized on the concession at Pumpi, Kamalondo, Kazinyanga South Nguba and Mofya as shown in the figure below.

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Figure 23.22
Greenfields Exploration Areas